Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Contents

1.0	SUMMARY			1-1
	1.1	Location and Access		1-1
	1.2	History and Exploration		1-1
	1.3	Mineral Tenure		1-2
	1.4	Surface Rights		1-2
	1.5	Agreements		1-3
	1.6	Royalties		1-4
	1.7	Permits		1-4
	1.8	Environmental		1-4
	1.9	Geology and Mineralization		1-5
	1.10	Drilling		1-6
	1.11	Sample Preparation and Analysis		1-7
	1.12	Data Verification		1-8
	1.13	Mineral Resource Estimation		1-8
	1.14	Mineral Reserve Estimation		1-10
	1.15	Proposed Open Pit Mine Plan		1-11
	1.16	Infrastructure		1-12
	1.17	Metallurgy		1-12
	1.18	Marketing		1-13
	1.19	Cost Estimates		1-13
	1.20	Financial Analysis		1-14
	1.21	Recommendations		1-14

2.0	INTRODUCTION			2-1
	2.1	Qualified Persons		2-2
	2.2	Previous Technical Reports		2-3
	2.3	Technical Report Sections and Required Items under NI 43-101		2-3

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Tenure History		4-1
	4.3	Property and Title in Chile		4-2
		4.3.1	Mineral Tenure	4-2
		4.3.2	Surface Rights	4-3
		4.3.3	Environmental	4-3
	4.4	Agreements		4-5
	4.5	Royalties		4-6
	4.6	Mineral Tenure		4-7
	4.7	Surface Rights		4-9
		4.7.1	Water Rights	4-9
		4.7.2	Conveyance Rights-of-Way	4-10
	4.8	Permits		4-12
	4.9	Environmental		4-12
		4.9.1	Environmental Permitting	4-15

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources and Infrastructure		5-1
		5.3.1	Local Resources	5-2
		5.3.2	Infrastructure	5-2
		5.3.3	Power	5-6
		5.3.4	Transport	5-6
	5.4	Physiography		5-7

6.0	HISTORY			6-9

7.0	GEOLOGICAL SETTING			7-1
	7.1	Regional Geology		7-1
	7.2	District Geology		7-1
	7.3	Cerro Casale Deposit Geology		7-3
		7.3.1	Introduction	7-3
		7.3.2	Lithology	7-3
		7.3.3	Structure	7-7
		7.3.4	Weathering and Oxidation	7-8
	7.4	Prospects and Other Deposits		7-8
		7.4.1	Eva	7-11
		7.4.2	Cerro Roman	7-11
		7.4.3	Estrella	7-12
		7.4.4	Anfiteatro	7-12
		7.4.5	Romancito Sur	7-13
		7.4.6	Other Areas	7-14

8.0	DEPOSIT TYPES			8-1

9.0	MINERALIZATION			9-1
	9.1	Mineralization		9-1
	9.2	Alteration		9-1

10.0	EXPLORATION			10-1
	10.1	Grids and Surveys		10-1
	10.2	Geological and Structural Mapping		10-2
	10.3	Geochemistry		10-3
	10.4	Geophysics		10-3
	10.5	Pitting and Trenching		10-3
	10.6	Drilling		10-3
	10.7	Bulk Density		10-3
	10.8	Petrology, Mineralogy and Other Research Studies		10-4
	10.9	Geotechnical and Hydrological Studies		10-4
	10.10	Exploration Potential		10-5

11.0	DRILLING			11-6
	11.1	Drilling Methods and Equipment		11-8
		11.1.1	RC Drilling	11-8
		11.1.2	Core Drilling	11-8
	11.2	Geological Logging		11-9
		11.2.1	RC Chip Logging	11-9

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

		11.2.2	Core Logging	11-10
		11.2.3	Geotechnical Logging	11-11
	11.3	Core and RC Recovery		11-11
	11.4	Drill Hole Collar Surveys		11-12
	11.5	Downhole Surveys		11-12
	11.6	Geotechnical Drilling		11-13
	11.7	Comment on Drill Programs		11-14

12.0	SAMPLING METHOD AND APPROACH			12-1
	12.1	RC Sampling		12-1
	12.2	Core Sampling		12-2
	12.3	Comment on Sampling		12-2

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			13-1
	13.1	Analytical Laboratories		13-1
	13.2	Sample Preparation		13-1
		13.2.1	RC Samples	13-1
		13.2.2	Core Samples	13-3
	13.3	Assaying		13-4
	13.4	Quality Assurance and Quality Control		13-5
		13.4.1	RC Sampling	13-5
		13.4.2	Core Sampling	13-6
		13.4.3	Standards	13-7
		13.4.4	Blanks	13-8
	13.5	Density/Specific Gravity		13-8
	13.6	Databases		13-9
	13.7	Sample Security		13-11
	13.8	Comment on Sampling		13-11

14.0	DATA VERIFICATION			14-1
	14.1	Topographic Verification		14-1
	14.2	Drill hole Data Verification		14-1
		14.2.1	MRDI (1997)	14-1
		14.2.2	AMEC (2004)	14-1
		14.2.3	Geovectra (2008)	14-2
	14.3	QA/QC Verification		14-4
		14.3.1	Assay Data Generated Prior to 1995	14-4
		14.3.2	Assay Data Generated 1995–1996	14-4
		14.3.3	Assay Data Generated 1996–1997	14-5
		14.3.4	Assay Data Generated 1998	14-5
		14.3.5	Assay Data Generated 1999	14-6
		14.3.6	Re-Assay Program 2008	14-7
	14.4	Database Validation		14-8
	14.5	Comment on Data Verification		14-9

15.0	ADJACENT PROPERTIES			15-1

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			16-1
	16.1	Mineralogy		16-2
	16.2	Metallurgical Testwork		16-3
		16.2.1	Comminution	16-5
		16.2.2	Flotation Metallurgical Testing	16-5

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

		16.2.3	Metallurgical Testing – Heap Leaching (HL)	16-6
		16.2.4	Sulphidization–Acidification–Recycling–Thickening Circuit	16-6
		16.2.5	Leaching of Cleaner Tailings for Gold Recovery	16-7
	16.3	Conceptual Process Plant Flowsheet Design Considerations		16-7
		16.3.1	Proposed Sulphide Ore Processing	16-7
		16.3.2	Oxide Ore Processing	16-7
	16.4	Conceptual Process Plant Flowsheet		16-8
	16.5	Metal Recoveries and Production		16-12
	16.6	Additional Work		16-13
	16.7	Conceptual Tailings Disposal		16-14

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			17-1
	17.1	Mineral Resource Estimation		17-1
		17.1.1	Geological Models	17-1
		17.1.2	Composites	17-1
		17.1.3	Grade Capping	17-3
		17.1.4	Data Distribution	17-3
		17.1.5	Estimation Domains	17-4
		17.1.6	Variography	17-4
		17.1.7	Density Assignment	17-5
		17.1.8	Estimation Methodology	17-5
		17.1.9	Validation	17-6
		17.1.10	Mineral Resource Classification	17-7
		17.1.11	Assessment of Reasonable Prospect of Economic Extraction	17-7
		17.1.12	Mineral Resource Statement	17-8
	17.2	Mineral Reserves		17-8
		17.2.1	Cut-off Grades	17-9
		17.2.2	Mineral Reserve Statement	17-10

18.0	OTHER RELEVANT DATA AND INFORMATION			18-1

19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			19-1
	19.1	Proposed Mining Operations		19-1
		19.1.1	Pit Optimization	19-1
		19.1.2	Proposed Operation	19-1
		19.1.3	Proposed Production Schedule	19-4
	19.2	Conceptual Layout and Infrastructure		19-5
	19.3	Proposed Waste Rock Facility		19-5
	19.4	Geotechnical Considerations		19-7
	19.5	Hydrological Considerations		19-7
	19.6	Environmental Considerations		19-8
	19.7	Closure Plan Concept		19-9
	19.8	Markets		19-10
	19.9	Estimation of Operating and Capital Costs		19-12
		19.9.1	Capital Costs	19-13
		19.9.2	Operating Costs	19-15
		19.9.3	Financial Analysis to Support Mineral Reserve Declaration	19-16

20.0	INTERPRETATION AND CONCLUSIONS			20-1

21.0	RECOMMENDATIONS			21-1

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

22.0	REFERENCES	22-1

23.0	DATE AND SIGNATURE PAGE	23-1

Tables

Table 1-1:	Mineral Resource Statement, Cerro Casale Deposit	1-10
Table 1-2:	Mineral Reserve Statement Cerro Casale Deposit	1-11
Table 2-1:	Contents Page Headings in Relation to NI 43-101 Prescribed Items—Contents	2-4
Table 5-1:	Pre-feasibility Study Projected Power Demand	5-6
Table 7-1:	Major Lithological Units at Cerro Casale	7-6
Table 10-1:	Exploration Summary	10-1
Table 11-1:	Drill Summary Table, Cerro Casale Deposit	11-6
Table 13-1:	Laboratory Summary	13-2
Table 13-2:	Specific Gravity Summary Table	13-10
Table 16-1:	Composites for Flotation Testing	16-4
Table 16-2:	Major Rock Types of the Cerro Casale Deposit	16-4
Table 16-3:	JKTech Grinding Parameters	16-5
Table 16-4:	Metallurgical Projections Per Rock Type and Composite	16-13
Table 17-1:	Combined Geological Model Indicating Relative Percentages of Drill Holes to the Total Database by Domain	17-2
Table 17-2:	Summary of Lithological Units, Geological Model, and Correlation Codes Used in the Block Model	17-2
Table 17-3:	Gold, Copper and Silver Grade Caps	17-3
Table 17-4:	Additional Criteria Used to Classify Mineral Resource Categories in Main Unit (Domains 3 and 5)	17-7
Table 17-5:	Additional Criteria Used to Classify Mineral Resource Categories in All Remaining Domains	17-7
Table 17-6:	Mineral Resource Statement, Cerro Casale Deposit	17-8
Table 17-7:	Mineral Reserve Statement Cerro Casale Deposit	17-10
Table 19-1:	Mining Costs used in Pre-feasibility Study Pit Optimization and Year End Reserve Reporting	19-2
Table 19-2:	Processing Costs and Recoveries used in Pre-feasibility Study Pit Optimization and Year End Reserve Reporting	19-2
Table 19-3:	Projected Production Plan (10 Year Plan 2015 – 2024).	19-6
Table 19-4:	Projected Refining and Treatment Charges Summary	19-11
Table 19-5:	Pre-feasibility Study Projected Initial Capital Cost Summary	19-14
Table 19-6:	Pre-feasibility Study Projected Initial Capital Expenditure Schedule ($000’s)	19-15
Table 19-7:	Pre-feasibility Study Summary of Projected Sustaining Capital Cost	19-15
Table 19-8:	Pre-feasibility Study Projected Average Direct Operating Costs	19-16

Figures

Figure 2-1:	Project Location Map	2-1
Figure 4-1:	Mineral Tenure Map	4-8

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Figure 4-2:	General Location Map, Cerro Pampa and Piedra Pómez Areas	4-11
Figure 5-1:	Pre-feasibility Study Proposed Infrastructure Site Locations	5-4
Figure 5-2:	Pre-feasibility Study Proposed Cerro Casale Site Layout	5-5
Figure 5-3:	Physiography, Cerro Casale Site	5-8
Figure 7-1:	Geology of the Maricunga Volcanic Belt	7-2
Figure 7-2:	Surface Geological Map of Cerro Casale	7-4
Figure 7-3:	Cross Section 850E, Looking Northwest	7-5
Figure 7-4:	Oxidation Units, Cross Section 850E Looking Northwest	7-9
Figure 7-5:	Major Gold–Copper Occurrences in the Aldebarán Property	7-10
Figure 9-1:	Gold Grades, Cross Section 850 E, Looking Northwest	9-1
Figure 9-2:	Copper Grades, Cross Section 850 E, Looking Northwest	9-2
Figure 9-3:	3835 Level Plan Showing Gold Grades	9-3
Figure 9-4:	3835 Level Plan Showing Copper Grades	9-4
Figure 9-5:	Intensity of Stockwork Veining, Cross Section 850E Looking Northwest	9-5
Figure 9-6:	Intensity of Potassic Alteration, Cross Section 850E Looking Northwest	9-6
Figure 11-1:	Cerro Casale Drill Hole Location Plan	11-7
Figure 16-1:	Schematic Conceptual Process Diagram	16-11
Figure 19-1:	Pre-feasibility Study Planned Pit Phases Schematic	19-3

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Appendices

Appendix A: Cerro Casale Project Mineral Tenure Summary Table

Page vii

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

1.0	SUMMARY

Kinross Mining Corporation (Kinross) has prepared a Technical Report (the Technical Report) for the Cerro Casale gold–copper deposit is part of the Aldebarán gold–copper project (The Aldebarán Project), located in northern Chile, South America.

The Project is a joint venture between Kinross and Barrick Gold Corporation (Barrick). Barrick holds a 51% interest; Kinross holds the remaining 49% interest. The companies use a Chilean contractual mining company as the joint venture vehicle for the Project, known as Compañía Minera Casale (CMC).

Kinross will be using this Technical Report in support of disclosure and filing requirements with the Canadian Securities Regulators. The report has an effective date of December 31, 2008, and summarizes the results of a pre-feasibility study completed on the Cerro Casale deposit in December 2008.

1.1	Location and Access

The Aldebarán Project, which incorporates the Cerro Casale deposit, is located in Region Three of northern Chile. The city of Copiapó is 145 km northwest of the deposit. Access to the Project is 180 kilometres by road from Copiapó, on a combination of paved and gravel roads. The nearest commercial airport is located close to Copiapó. Chilean airlines have daily flights to and from Santiago.

The deposit is located in an area of major relief, with local variations in topography ranging from 3,700 m to 5,800 m in elevation. The top of the Cerro Casale deposit is at an elevation of 4,450 m. Moderate temperatures and dry conditions characterize the climate at Cerro Casale. Precipitation is generally limited to snowfall during the winter months (April to September). Rainfall is rare. Operation of the Project is generally possible all year round.

1.2	History and Exploration

Anglo American plc. (Anglo) first explored the Aldebarán area in the 1980s, drill testing multiple areas of alteration. Gold–copper oxide mineralization was discovered at Cerro Casale during this time. Anglo American conveyed its interest in the area to Bema Gold Corporation (Bema) and Arizona Star Resources Corporation, who, explored the deposit from 1991 to 1997.

Grass-roots exploration, comprising geochemical sampling, geophysical surveys and first-pass exploration drilling, defined oxide and sulphide gold–copper porphyry-style mineralization. Infill drilling supported a feasibility study in 1997.

Page 1-1

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Placer Dome Inc. (Placer Dome) joint ventured into the property during 1998, and completed additional property-wide geological mapping and geophysical surveys, and reverse circulation (RC) and core drilling. A feasibility study was completed in 2000. Cost updates were performed in 2004 and 2005.

The Bema Shareholders Group and Placer Dome interests in the property were acquired in the period 2006–2007 by Kinross and Barrick. CMC, the operating vehicle for the Project, completed a pre-feasibility study in 2008.

1.3	Mineral Tenure

CMC owns 33 claim groups containing a total of 4,239 exploitation claims that amount to 20,421 hectares in area; these claims form the Cerro Casale Project. Some of these claims partially overlap, reducing the actual ground covered by all exploitation claims to an area of 20,000 ha. The Cerro Casale deposit is entirely hosted within the Cachito and Nevado mining concessions.

CMC also has mining exploration concessions to a limestone deposit covering an area of 5,000 ha. The limestone deposit is located near the main access road about 60 km from the proposed Cerro Casale mine site. In addition, CMC has 63,300 ha of mining exploration concessions in other sectors such as where the proposed camp is planned to be located, where proposed water wells are located, and along the proposed fresh water and concentrate pipeline routes for the Project.

All mineral rights are protected according to Chilean law by payment of a mining patent. As part of the mineral patenting process, all claim monuments are surveyed by a licensed Chilean mining surveyor.

1.4	Surface Rights

The surface land where the Project is located is part of a larger lot owned by the state, managed and represented by the Ministerio de Bienes Nacionales (the Ministry of Public Land).

At present, CMC leases from the Ministerio de Bienes Nacionales 2,495 ha of land for two lots in the Cerro Casale area, and 280 ha of land for various lots in the Piedra Pómez area. Lease agreements for these lots of land are renewable every two years. The contract is currently under review by the Ministry.

Total underground water rights granted to the Project and currently registered amount to 1,747.62 litres per second. All these rights are for permanent and continuous water use and consumption.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

In the Cerro Casale area, CMC owns surface water rights of 52 ℓ/s located at the La Gallina River.

There are no legal impediments to the granting of rights-of-way and other easements necessary to access the property, to develop production water, and to build the water and concentrate pipelines. However, on the proposed concentrate pipeline route, around 60 km of the route runs through lands belonging to the Colla people. The route is being reviewed by the Project team to see if it is possible to reduce the kilometres of pipeline that pass through Colla lands.

1.5	Agreements

CMC is a contractual mining company incorporated under the laws of the Republic of Chile. CMC owns the Project. Kinross Gold Corporation (Kinross) indirectly holds a 49% interest in CMC as a result of its acquisition on February 27, 2007 of Bema Gold Corporation (Bema). Bema was concurrently amalgamated with a subsidiary of Kinross to continue as East West Gold Corporation (East West). Barrick Gold Corporation (Barrick) indirectly holds a 51% interest in CMC as a result of its acquisition on March 12, 2008 of Arizona Star Resources Corporation (Arizona Star), with whom it subsequently amalgamated. Bema and Arizona Star had previously acquired a 51% interest in CMC from Placer Dome, now Barrick. Barrick acquired Placer Dome in early 2006.

In contemplation of entering the purchase agreement to acquire the 51% interest in CMC from Placer Dome, Bema and Arizona Star entered into a letter agreement dated June 19, 2006 to govern the operation of CMC (the 2006 Agreement). Pursuant to the purchase agreement, Bema and Arizona Star agreed to jointly pay to Barrick either (a) US$10 million upon a decision to construct a mine at Cerro Casale and the cash equivalent of 190,000 troy ounces of gold payable in (i) five annual payments of the cash equivalent of 10,000 troy ounces of gold, based on the gold price on each such payment date, payable on each anniversary of the date gold is first produced in commercial quantities (the “production date”) commencing on the first anniversary of the production date, and (ii) seven annual payments of the cash equivalent of 20,000 troy ounces of gold, based on the gold price on each such payment date, payable on each anniversary of the production date commencing on the sixth anniversary of the production date; or (b) at the payors’ election, US$80,000,000 on the date of the decision.

Kinross and Barrick have recently agreed in principle to the terms of a new shareholders agreement that will govern CMC and its operations, including the Project. The shareholders agreement reflects a new ownership structure, which will result in Kinross and Barrick each owning a 50% interest in CMC and Cerro Casale. The 2006 Agreement will be terminated and the obligations to pay Barrick referred to above will be amended to become several obligations of East West and a subsidiary of Barrick, with the result that each will pay half of the amounts owed.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

CMC owns mineral and water concessions within the Cerro Pampa sector, district of Diego de Almagro, province of Chanaral, Third Region, and has applied for additional mineral and water concessions in the region.

1.6	Royalties

A 3% net smelter return royalty is payable annually to Minera Anglo American Chile Limitada (Anglo) and other Anglo affiliates on gold production from the Cachito and Nevado mining concessions. The royalty is capped at US$3 million.

1.7	Permits

Existing exploration and project development work has been completed in compliance with all required governmental and environmental permits.

Mining projects in Chile require both environmental approval and numerous sectorial permits prior to construction. Cerro Casale received environmental approval under the name of Aldebarán in early 2002, but the Project was subsequently deferred due to poor economic conditions, and many of the necessary sectorial permits were not obtained. A strategy and a plan will be prepared to obtain the various permits required during the next study phase for the Project.

1.8	Environmental

Ongoing environmental studies for the Project were initiated by CMC in 1998. Engineering assessments, impact evaluations and development of environmental management plans also form part of environmental studies developed for the Project.

These studies led to the preparation of the environmental impact study (EIS, also referred to as the estudio de impacto ambiental (EIA)) presented to the Government of Chile’s responsible authority, on March 12, 2001. Following a documented review process, approval of this EIS was granted on February 1, 2002, with a set of conditions that must be satisfied during construction, operation, and closure.

Since the original EIS was developed there have been significant changes in the Chilean regulatory process for new mines. A gap analysis was conducted to assess the existing environmental and community information for the Project against these new regulations.

As a result, several key environmental issues were addressed in the design of the project, including cyanide and mercury management, water supply and management, social and archaeological considerations, public consultation, potential emissions, biodiversity and closure plans.

Page 1-4

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

A conceptual closure plan was developed as part of the pre-feasibility study. The total closure cost estimated for the pre-feasibility project design is US$68.6 million. CMC plans to establish a trust fund of $37.8 million for post-closure activities such as water treatment and monitoring, to be funded during operations.

Existing Project environmental liabilities are limited to those associated with an exploration-stage property, and would involve removal of the exploration camp and some limited well closure. These costs are not expected to exceed $600,000. This cost would be shared with Barrick, our joint venture partner.

1.9	Geology and Mineralization

Gold–copper mineralization associated with Tertiary volcanic rocks and subvolcanic plutons is present in at least eight sites within the Aldebarán district. From the northeast, these include Jotabeche, Romancito, Cerro Roman, Eva, Anfiteatro, Cerro Catedral, Estrella, and Cerro Casale. Cerro Casale is the largest deposit and has been the primary target of exploration to date.

The Cerro Casale deposit is located in the Aldebarán sub-district of the Maricunga Volcanic Belt, which is underlain by extensive Miocene-age dacitic to andesitic volcanic and volcaniclastic rocks derived from Volcan Jotabeche and Cerro Cadillal. It is exposed in a hill of approximate 700 m of vertical relief and 1 km in diameter. Gold–copper mineralization formed during emplacement of multiple phases of diorite and granodiorite intrusions into a coeval sequence of intermediate to felsic volcanic rocks. Gold–copper mineralization occurs in quartz–sulphide and quartz–magnetite–specularite veinlet stockworks developed in the dioritic to granodioritic intrusives and adjacent volcanic wall rocks.

Mineralization appears to be most closely related to strong potassic to phyllic alteration of the latest phases of intermediate to felsic intrusives and associated intrusive and hydrothermal breccias. It is focused in well-developed quartz–sulphide–magnetite stockwork veins and veinlets in potassically-altered rocks which dip vertically to steeply south and strike west–northwest. Mineralization extends for about 850 m along strike to the west–northwest, dips from vertically to 75° south, and is from 150 m to 700 m wide.

Hypogene copper minerals include chalcopyrite, bornite, and chalcocite–djurleite (Cu2S) and minor copper silicate minerals. Secondary copper minerals in the oxide and mixed zones include chalcocite, digenite, covellite, chrysocolla, malachite, and minor copper silicates. Most copper sulphides are in stockwork veinlets rather than disseminated in wall rocks. Locally disseminated chalcopyrite is present in the granodiorite. Disseminated copper zones are low in gold. Bornite increases with depth, corresponding with the highest copper grades below the 3,800 m elevation.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Typical grade ranges for Cerro Casale mineralization are from 0.1 – 1.0 grams per tonne gold, 0.1 to 1.0 percent total copper and 0.5 to 10 g/t silver.

The Cerro Casale deposit is considered to be an example of a primary gold–copper porphyry system, with strong affinities to high sulphidation, volcanic-hosted gold systems.

1.10	Drilling

Drilling on the Cerro Casale property has been undertaken in a number of core and RC campaigns from 1989 to 2008, totalling 364 RC and core holes (137,877 m).

RC drilling was used principally to test the shallow oxide portion of the deposit on the north side of Cerro Casale and to pre-collar deeper core holes. At Cerro Casale, RC holes have a range in depth from 23 to 414 m and a mode of 100 m. The average RC hole depth is 193 m. Core drilling was used to test mineralization generally at depths >200 m.

All drill holes have been geologically logged and record lithology, alteration, structure, texture, mineralization, alteration minerals and intensity, and veins. Geotechnical logging has also been performed. Drill collars have been picked up using GPS instruments. Downhole surveys have been performed on approximately 66% of the RC and core drill holes that were used to support mineral resource and mineral reserve estimations. A total of 151 drill holes out of 364 holes do not have surveys. These holes are primarily RC holes that are <200 m deep that were drilled in oxide mineralization. Recoveries are acceptable for both drilling types.

RC samples intervals were typically 2 m to 3 m. Samples were primarily collected using a Gilson riffle splitter. In wet areas (<1% of the samples), a rotary wet splitter was used. Drill core was sampled on 2 m intervals. Core was split during 1996 and 1997 into ⅔ and ⅓ portions with a diamond saw; all other core drill programs have produced ½ splits. Half and one-third core retained after sampling for all holes is presently stored in permanent metal buildings at the Project site. Cores from metallurgical holes were consumed and are not available for inspection.

Sample security was not generally practiced at Cerro Casale during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked in the on-site sample dispatch facility.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

1.11	Sample Preparation and Analysis

The majority of the sample preparation for Cerro Casale has been performed by an independent laboratory, Bondar Clegg (now ALS Chemex), in Copiapó, Chile. A number of analytical laboratories have performed analyses on core or RC samples from the Cerro Casale deposit. However, ACME, in Santiago, has been the primary analytical laboratory, and has performed the majority of the analyses to date. The typical analytical suite has been:

	● Gold via fire assay with an AA finish;

	● Copper and silver via AA after an aqua regia digestion.

During 2007, deleterious element concentrations were analyzed at ACME, using an inductively-coupled plasma method that determined 34 elements.

Duplicate samples, blank samples and geochemical standards have regularly been inserted in the sample streams for quality control and quality assurance (QA/QC) purposes. The number of QA/QC samples and the procedures for submitting them has varied, but typically has been in the order of one standard and one duplicate per 15–20 samples, and one blank per 20–40 samples.

Standard reference materials prepared from mineralization at Cerro Casale were used to monitor the performance of gold and copper analysis. Duplicate samples were used to monitor the reproducibility of the analyses. Overall, the results were good, and considered sufficiently precise to support mineral resource estimation.

Blank samples, consisting of coarse gravel-sized, non-mineralized crushed rock, were used to monitor sample contamination during sample preparation. In general, sample preparation was found to be free of contamination.

A major check assay program was performed during 2007 and indicated no significant biases in the original assay data against the check assays.

Density determinations were collected primarily in the period 1994–2000 using water-immersion methods. Degree of oxidation appears to be the main control to bulk density followed by lithology. Average densities were 2.64 g/cm3 for sulphide material, 2.48 g/cm3 for mixed material and 2.44 g/cm3 for oxide material.

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. Early geological data was double-data entered; subsequent logging was performed directly using computers. With the exception of one period of drilling, assays were received electronically from the laboratories and imported directly into drill hole database spreadsheets.

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Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

1.12	Data Verification

An extensive program of data verification has been part of the development of the Project, and has included:

	●	An audit of the topographic control base of the Project; there is a uniform offset of coordinates that are expected to be resolved by a high-precision resurvey program that is in progress;

	●
Drill collar coordinates and elevations were reviewed for a number of drill holes against their plotted position on topography. No drill holes were noted with discrepancies greater than the accuracy of the topographic survey;

	●	Review of RC sample weights for drilling prior to 1996, which found no relationship between copper grades and recovery and no relationship between gold grades and recovery in oxide intervals;

	●	Downhole survey data were checked and generally concluded to be reasonable and suitable to support mineral resource estimates;

	●
Drill relogging of two selected cross sections was performed for lithology, alteration, stockwork, and internal structure. The geological model was revised with respect to the definition of hydrothermal breccias versus other breccias;

	●	Review of QA/QC for assay data from 1994–2000 indicated sampling, preparation, and analytical procedures were adequate for obtaining acceptable analytical results for gold and copper;

	●
Database validation, consisting of audits of geological and assay attributes against geological logs, check assays and original assay certificates, showed that the database was acceptably free of errors.

1.13	Mineral Resource Estimation

The geological models developed for the Cerro Casale deposit have used standard industry methods. Models were constructed for lithology, structure, oxidation, stockwork intensity, K-feldspar alteration, and silicification using Vulcan® software. The overall gold and copper models are represented by a combined lithological–stockwork intensity and potassic alteration model.

Block models were constructed using exploratory data analysis to determine appropriate estimation or grade interpolation parameters. Data analysis was performed on raw assays to determine outliers and on composited assay data to analyze the interpolation domains. Assays were composited into 16 m downhole composites using capped raw assays. After compositing the gold value distribution was compared to the original underlying samples to determine if any biases existed.

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Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Grades were capped by estimation domain. The global reduction in metal due to capping for copper and gold is approximately 1%, and approximately 10% for silver.

Estimation domains were selected by grade distribution given different combinations of lithology, stockwork presence, and potassic alteration. Six estimation domains were determined for gold and seven estimation domains were used for copper and silver.

Variograms and omni-directional correlograms were developed for gold, silver, and copper to determine grade continuity of these elements.

Modeling for gold, copper, and silver grades consisted of grade interpolation using inverse distance weighting to the second power (ID2). Nearest-neighbour grades and ordinary kriging were also interpolated for confirmatory validation purposes. The mineral resources of the Project were classified into Measured, Indicated, and Inferred mineral resource categories, based on gold. Ranges derived from an omni-directional correlogram were used to determine the distance to the nearest hole for each classification category. In addition to this distance, the number of holes used to estimate a block was also considered. The Measured component of the mineral resource is consistent with the selection of 60% of sill, 80% of sill for Indicated resources, and 90% of sill for Inferred resources.

A limitation for “reasonable prospects for eventual economic extraction” was imposed on mineral resources, by definition within a Whittle optimized pit shell based on metal prices of $850/ounce (oz) of gold and $2.50 per pound (lb) copper, and an average general and administrative (G&A) cost of $0.72 per tonne (t) milled, a mining cost of $1.45/t mined, a stockpile re-handling cost of $0.5/t rehandled, a heap leach cost of $2.72/t leached, and a plant operating cost of $5.91/t milled.

The mineral resources for Cerro Casale are based on zero NSR cut-off on a block-by-block basis and are summarized in Table 1-1. Mineral resources have an effective date of December 31, 2008. Mineral resources are classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM Standards). Mineral resources are exclusive of mineral reserves and do not include dilution.

Kinross cautions that mineral resources that are not mineral reserves do not have demonstrated economic viability.

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Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Table 1-1: Mineral Resource Statement, Cerro Casale Deposit

		Contained Grades			Contained Metal
Mineral Resource Category	Tonnage	Gold	Silver	Copper	Gold	Silver	Copper

	(kt)	(g/t)	(g/t)	(%)	(koz)	(koz)	(Mlb)
Measured	27,182	0.36	1.3	0.16	318	1,116	95

Indicated	319,192	0.42	1.2	0.19	4,334	11,884	1,367
Measured + Indicated	346,374	0.42	1.2	0.19	4,652	13,000	1,462
Inferred	229,830	0.39	1.0	0.19	2,894	7,499	981

Notes:
1.	Mineral resources are exclusive of Mineral reserves and do not include dilution;
2.	Mineral resources that are not Mineral reserves do not have demonstrated economic viability;
3.
Mineral resources are reported to a gold price of US$850/oz and a copper price of US$2.50/lb. Au and Cu cut-off grades above are estimated assuming no contribution from the other metal, whereas the actual cut-off is based on zero NSR estimations on a block-by-block basis applying all revenue and associated costs.

4.	Mineral resources are defined with a Lerchs-Grossman pit shell;
5.	Tonnages are rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places for Au and Cu, grades for Ag are rounded to one decimal;
6.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content;
7.	Tonnage and grade measurements are in metric units. Gold ounces are reported as troy ounces, copper pounds as US imperial pounds.

1.14	Mineral Reserve Estimation

The mineral resource model was diluted to form the basis for the mine optimization, design, and production schedule. Mineral reserves included only mineralization classified as Measured and Indicated mineral resources.

The proposed mine plan that supports the mineral reserves envisages a bulk-mining open pit scenario, and a production rate of 54 million tonnes per year (Mt/a), from a nominal mining rate of 220 Mt/a. The estimated mine life is 18 years. The amount of dilution at Cerro Casale is projected to be small (less than 1%) due to the large, low-grade, disseminated nature of the mineralization.

Mill ore economic cut-off grades vary by ore types based on the different recoveries. Gold and copper cut-off grades above are estimated assuming no contribution from the other metal, whereas the actual cut-off is based on zero NSR estimations on a block-by-block basis applying all revenue and associated costs. Gold economic cut-off grades range from 0.39 g/t Au to 0.41 g/t Au. Copper economic cut-off grades range from 0.21% Cu to 0.23% Cu. The heap leach oxide economic cut-off grade is 0.24 g/t Au with only material categorized as oxide considered as heap leach feed.

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Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Mineral reserves were estimated using metal prices of $725/oz gold, $2.00/lb copper, a total processing cost of $6.63/t for mill ore and $2.72/t for run-of-mine (ROM) heap leaching.

The mineral reserves for Cerro Casale are summarized in Table 1-2. Mineral reserves have an effective date of December 31, 2008. Mineral reserves are classified in accordance with the CIM Standards and are exclusive of mineral resources.

Table 1-2: Mineral Reserve Statement Cerro Casale Deposit

		Contained Grades			Contained Metal
Mineral Reserve Category	Tonnage	Gold	Silver	Copper	Gold	Silver	Copper

	(kt)	(g/t)	(g/t)	(%)	(koz)	(koz)	(Mlb)
Proven	225,130	0.64	2.0	0.19	4,656	14,317	953

Probable	863,991	0.60	1.6	0.23	16,580	44,725	4,355
Proven + Probable	1,089,121	0.61	1.7	0.22	21,236	59,042	5,308

Notes:
1.
Mineral reserves are estimated using a US$725/oz gold price, and a US$2.00/lb Cu price. Au and Cu cut-off grades above are estimated assuming no contribution from the other metal, whereas the actual cut-off is based on zero NSR estimations on a block-by-block basis applying all revenue and associated costs.

2.	Mineral reserves are reported using an economic function that includes variable operating costs and variable metallurgical recoveries;
3.	Tonnages are rounded to the nearest 1,000 tonnes, grades are rounded to three decimal places;
4.	Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content;
5.	Tonnage and grade measurements are in metric units. Gold ounces are reported as troy ounces.

1.15	Proposed Open Pit Mine Plan

The Cerro Casale mineral reserve was divided into a sequence of three pit phases of decreasing profitability in order to facilitate an efficient mining schedule and realize the highest net present value for the Project in the pre-feasibility study.

Open pit mining at a conceptual rate of 220 Mt/a, smoothed for truck requirements, is required to provide the nominal 54 Mt/a of sulphide mill feed and 37 Mt/a of oxide ore to heap leaching to maintain the Project’s description as close as possible to that of the approved EIS.

Considerable pre-stripping will be required to access the deeper, more profitable sulphide ore in the early stages of production. Pit designs take into account crushing, haul road, internal-to-pit haul ramps and geotechnical considerations. All rock is expected to require drilling for sampling and blasting purposes. Preliminary studies for the location of waste dumps and low-grade stockpiles have been completed.

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Northern Chile
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Open pit mining is planned to be carried out with haul trucks and a combination of electric shovels, hydraulic excavators, and large front-end loaders. The truck fleet is expected to be augmented by a trolley-assist system later in the proposed mine life.

1.16	Infrastructure

Planned Project facilities are intended be located at the following sites:

	●	Casale Plant Site – located 180 km by road from Copiapó at 4,100 metres above sea level (masl) and includes the proposed mine, plant, waste rock, low-grade stockpile and tailings storage facilities;

	●	Camp Facilities – located 20 km from the proposed Cerro Casale plant at 3,400 masl and includes conceptual construction and permanent accommodation;

	●	Port Facilities – located in Caldera beside Punta Padrones port facilities, owned by Compañía Minera Candelaria, comprised of a planned concentrate filter plant and storage facilities;

	●	Piedra Pómez Water Well Field – located 120 km to the north of the Cerro Casale site at 4,500 masl, and will host the proposed fresh water collection and pumping systems; and

	●
La Coipa Substation  – located in the La Coipa mine operations owned by Kinross. This substation is 65 km northwest of the Piedra Pómez well field, and is planned to provide electrical power to the well field equipment via a 69 kV overhead power line.

1.17	Metallurgy

A number of programs of metallurgical testwork were completed on the Cerro Casale deposit, including:

	●	Mapping tests on assay coarse rejects from drill core;

	●	Bond impact work index testing;

	●	Determination of JKTech grinding parameters;

	●	Assessment of ball mill grindability;

	●	Pilot plant testwork on composite materials that simulate the material that would be mill feed for the first five years of production;

	●	Flotation testwork on various ore types;

	●	Rougher flotation sizing;

	●	Coarse and fine column feed heap leach testwork.

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Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Based on these tests, the conceptual plant comprises a flotation plant that is designed to recover by flotation a copper/gold concentrate, dewater it and dispatch it via pipeline to a filtration plant adjacent to a port facility. Additional gold values are expected to be recovered by submitting the flotation cleaner tailings to a cyanide leaching stage producing gold dore. A heap leach facility will also be constructed. A sulfidization, acidification, recycling, and thickening circuit (SART), a relatively recent process that allows recovery of copper dissolved by cyanide and the recycling of cyanide, is also incorporated in the design.

1.18	Marketing

It is expected that Cerro Casale will produce and sell copper/gold concentrate to generate the majority of the revenue for the Project. The percentage distribution of the contained metal values for the average Cerro Casale concentrate is 44% copper, 54% gold, and 2% silver based on the updated estimates for concentrate quality for the first 10 full years of operation.

Kinross notes that Cerro Casale’s concentrate specification represents a complex copper/gold concentrate containing many minor elements considered deleterious to the custom copper smelting process. Based on the current specifications, all minor elements are within acceptable limits for the wider smelter market identified for the concentrate.

Specifications are based on the results of the metallurgical pilot plant testwork carried out from June to September 2008. Treatment charges and terms reflect the expected smelter returns for Cerro Casale quality of concentrate in the market over the long term. These terms take into account market contracts currently in place, historical long-term market terms and conditions, current available forecasts for market terms, and forecast concentrate supply/demand balance from independent sources.

1.19	Cost Estimates

Capital costs were defined with reference to direct cost, indirect cost, and owners’ costs and were distinguished from operating costs and sustaining capital.

The Cerro Casale pre-feasibility capital cost estimate was an update of an estimate prepared in 2005 by Placer Dome/Bechtel and includes some of their designs and quantities, updated to current Chilean rates as appropriate. Additional detailed takeoffs were performed. Where design was not in sufficient in detail to prepare material takeoffs, the estimate was based on factors or allowances. Owners’ Costs were developed from first principles by CMC.

Total capital costs were estimated at US$3,649 million including a contingency of $444 million (12%). The total sustaining cost has been estimated at US$407 million.

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

Operating costs were considered to be representative of mid-2008 pricing and of a processed ore stream exhibiting the life-of-mine (LOM) average characteristics of ore abrasiveness, hardness, grades, and rock type proportions as outlined in the mine plan. Operating costs were estimated from first principles and benchmarked against other operations.

The estimated LOM cash operating costs including silver and copper credits is $270/oz gold ($2.00/lb copper and $12.00/oz silver). Individual LOM components are:

	●	Mining: US$1.44/t of mined rock, for a total US$285 million;

	●	Processing – Flotation Plant: US$5.61/t of sulphide ore for a total US$308.5 million;

	●	Processing – Heap Leaching: US$2.45/t of oxide ore for a total US$88.2 million;

	●	General and Administrative: US$0.69/t ore processed for a total US$37.6 million.

1.20	Financial Analysis

To ensure that the Project demonstrated economic viability sufficient to support mineral reserve declaration, a financial analysis was undertaken that incorporated the projected operating and capital costs, long-term commodity prices, projected gold and copper production, taxation and royalties.

Using these parameters, the financial analysis indicated that the Project had a positive net cash flow and an acceptable internal rate of return, and could support declaration of mineral reserves. The financial analysis indicated that the Project could support progression to more detailed evaluation under a feasibility study.

Sensitivity analyses were performed on net cash flow, internal rate of return, gold price, copper price, operating costs and capital costs. The Project is most sensitive to changes in metal price followed by operating costs, capital costs, and discount rate. The Project’s pre-tax net cash flow and internal rate of return, respectively, are most sensitive to metal price changes and to a lesser extent to operating and capital cost changes.

1.21	Recommendations

The recommended work program for the Project is to proceed to a feasibility-stage study. The proposed budget for this study for 2009 is approximately US$36 million.

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

2.0	INTRODUCTION

Kinross Gold Mining Corporation (Kinross) has prepared a Technical Report (the Technical Report) for the Cerro Casale gold–copper project, (Cerro Casale Project or the Project), located in northern Chile, South America (Figure 2-1). This Technical Report presents a summary of the preliminary feasibility study on the Cerro Casale deposit.

Figure 2-1: Project Location Map

The Project is a joint venture between Kinross and Barrick Gold Corporation (Barrick). Barrick holds a 51% interest; Kinross holds the remaining 49% interest. The companies use a Chilean contractual mining company as the joint venture vehicle for the Project, known as Compañía Minera Casale (CMC). CMC is a contractual mining company incorporated under the laws of the Republic of Chile. CMC owns the Project. Kinross Gold Corporation (Kinross) indirectly holds a 49% interest in CMC as a result of its acquisition on February 27, 2007 of Bema Gold Corporation (Bema). Bema was concurrently amalgamated with a subsidiary of Kinross to continue as East West Gold Corporation (East West). Barrick Gold Corporation (Barrick) indirectly holds a 51% interest in CMC as a result of its acquisition on March 12, 2008 of Arizona Star Resources Corporation (Arizona Star), with whom it subsequently amalgamated. Bema and Arizona Star had previously acquired a 51% interest in CMC from Placer Dome, now Barrick. Barrick acquired Placer Dome in early 2006.

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

Kinross will be using this Technical Report in support of disclosure and filing requirements with the Canadian Securities Regulators.

All measurement units used in this Technical Report are metric, and currency is expressed in US dollars unless stated otherwise.

The exchange rate as of the Technical Report effective date of December 31, 2008 was approximately $US1 equal to 525 Chilean Pesos.

Information used to support the study has been derived from previous technical reports on the property, and from the reports and documents listed in the References section of this Report.

Where we say “we”, “us”, “our” or “Kinross” in this Report, we mean Kinross Gold Corporation.

2.1	Qualified Persons

Robert Henderson, P. Eng. and Vice President, Technical Services for Kinross serves as the qualified person for this Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1. Mr. Henderson participated in the pre-feasibility study and has visited the Project site (most recently in October 2008).

The Report is based on the pre-feasibility study report completed by the CMC Project team and the author would like to acknowledge the following individuals or groups that completed the pre-feasibility study.

Darby Fletcher, Kinross Gold	Geology

Benjamin Sanfurgo, Barrick Gold	Mineral Resource Estimate

Mike Mutchler, CMC	Mineral Reserve Estimate

Ricardo Mena-Patri, CMC	Metallurgy and Mineral Processing

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

Eric Schwartz, Barrick Gold	Geotechnical

Rob Vallis, Barrick Gold	Financial Modelling

Jim Robertson, Barrick Gold	Environment Health and Safety

Ron Annesley, Barrick Gold	Concentrate Marketing

2.2	Previous Technical Reports

Kinross has previously filed a Technical Report for the Project:

Smith, L.B., and Tilley, W.A., 2006: Cerro Casale Project, Northern Chile, NI 43–101 Technical Report, readdressed to Kinross Gold Corporation, effective date 22 August, 2006.

Bema Gold Corporation, prior to the take-over by Kinross, had also filed a Technical Report:

Smith, L.B., 2005: Technical Report and Qualified Persons Review, Cerro Casale Project, Chile:, effective date 22 March 2004.

2.3	Technical Report Sections and Required Items under NI 43-101

Kinross has followed Instruction 6 of the Form 43–101 Technical Report in compilation of this Technical Report. Instruction 6 notes:

“The technical report for development properties and production properties may summarize the information required in the items of this Form, except for Item 25, provided that the summary includes the material information necessary to understand the project at its current stage of development or production.”

Table 2-1 relates the sections as shown in the contents page of this Technical Report to the Prescribed Items Contents Page of NI 43-101. The main differences are that Item 25 “Additional Requirements for Technical Reports on Development Properties and Production Properties” is incorporated into the main body of the Technical Report, following Item 19, “Mineral Resource and Mineral Reserve Estimates”, and that all illustrations (Item 26, “Illustrations”) are included in the body of the Technical Report following the text citation of the appropriate illustration.

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

Table 2-1: Contents Page Headings in Relation to NI 43-101 Prescribed Items—Contents

NI 43-101 Item Number	NI 43-101 Heading	Report Section Number	Report Section Heading
Item 1	Title Page		Cover page of Report
Item 2	Table of Contents		Table of contents
Item 3	Summary	Section 1	Summary
Item 4	Introduction	Section 2	Introduction
Item 5	Reliance on Other Experts	Section 3	Reliance on Other Experts
Item 6	Property Description and Location	Section 4	Property Description and Location
Item 7	Accessibility, Climate, Local Resources, Infrastructure and Physiography	Section 5	Accessibility, Climate, Local Resources, Infrastructure and Physiography
Item 8	History	Section 6	History
Item 9	Geological Setting	Section 7	Geological Setting
Item 10	Deposit Types	Section 8	Deposit Types
Item 11	Mineralization	Section 9	Mineralization
Item 12	Exploration	Section 10	Exploration
Item 13	Drilling	Section 11	Drilling
Item 14	Sampling Method and Approach	Section 12	Sampling Method and Approach
Item 15	Sample Preparation, Analyses and Security	Section 13	Sample Preparation, Analyses and Security
Item 16	Data Verification	Section 14	Data Verification
Item 17	Adjacent Properties	Section 15	Adjacent Properties
Item 18	Mineral Processing and Metallurgical Testing	Section 16	Mineral Processing and Metallurgical Testing
Item 19	Mineral Resource and Mineral Reserve Estimates	Section 17	Mineral Resource and Mineral Reserve Estimates
Item 20	Other Relevant Data and Information	Section 19	Other Relevant Data and Information
Item 21	Interpretation and Conclusions	Section 20	Interpretation and Conclusions
Item 22	Recommendations	Section 21	Recommendations
Item 23	References	Section 22	References
Item 24	Date and Signature Page	Section 23	Date and Signature Page
Item 25	Additional Requirements for Technical Reports on Development Properties and Production Properties	Section 18	Additional Requirements for Technical Reports on Development Properties and Production Properties
Item 26	Illustrations		Incorporated in Report under appropriate section number

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

3.0	RELIANCE ON OTHER EXPERTS

This section is not relevant to the Report as expert opinion was sourced from Kinross or CMC experts in the appropriate field as required.

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Aldebarán gold–copper Project, which incorporates the Cerro Casale deposit, is located in Region Three (Atacama Region) of northern Chile. The city of Copiapó is 145 km northwest of the deposit (see Figure 2-1).

The approximate geographic centre coordinates of the Project are 27°47’ S and 69[o]17’ W. The international border separating Chile and Argentina is approximately 20 km to the east.

4.2	Tenure History

Anglo American plc (Anglo) through its subsidiary Minera Anglo American Chile Limitada, initially acquired tenure in the Cerro Casale area during the 1980s.

In 1991, Anglo conveyed its interests in the Cerro Casale property to Compañía Minera Estrella de Oro Limitada (CMEO) and Compañía Minera Aldebarán (CMA), two companies owned by Bema Gold Corporation (Bema) and Arizona Star Resources Corporation (Arizona Star). Bema and Arizona Star formed a legal entity at that time, the Bema Shareholders Group. The ownership percentages of Cerro Casale at the time were 51% Arizona Star, and 49% Bema.

In 1998, Placer Dome Inc. (Placer) joint-ventured into the property and could earn a 51% interest. Placer through its subsidiary Placer Aldebarán (Cayman) Limited and the Bema Shareholders Group established Compañía Minera Casale (CMC) as the joint venture vehicle.

In December 2005, Placer agreed to sell its 51% interest in the Aldebarán Project to Bema and Arizona Star. Prior to completion of the transaction, Placer was taken over by Barrick. Arizona Star subsequently entered into definitive agreements on June 16, 2006 with Bema and Barrick for the acquisition by Arizona Star and Bema of Barrick’s 51% interest in CMC.

During November 2006, Kinross announced a takeover of Bema, with Bema subsequently being acquired and becoming a subsidiary company of Kinross (East West Gold Corporation). Barrick Gold Corporation (Barrick) indirectly holds a 51% interest in CMC as a result of its acquisition on March 12, 2008 of Arizona Star Resources Corporation (Arizona Star), with whom it subsequently amalgamated.

These acquisitions resulted in the Aldebarán Project and Cerro Casale deposit being owned 51% by Barrick, and 49% by Kinross.

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

4.3	Property and Title in Chile

Chile’s mining laws are based on legal provisions that were enacted as part of the 1980 constitution. These were established to stimulate the development of mining and to guarantee the property rights of both local and foreign investors. According to these laws, the state owns all mineral resources, but exploration and exploitation of these resources by private parties is permitted through mining concessions, which are granted by the courts.

4.3.1	Mineral Tenure

The concessions have both rights and obligations as defined by a Constitutional Organic Law (enacted in 1982). Concessions can be mortgaged or transferred and the holder has full ownership rights and is entitled to obtain the rights of way for exploration (pedimentos) and exploitation (mensuras). In addition, the concession holder has the right to defend ownership of the concession against state and third parties. A concession is obtained by a claims filing and includes all minerals that may exist within its area. Mining rights in Chile are acquired in the following stages:

●
Pedimento: A pedimento is an initial exploration claim whose position is well defined by UTM coordinates which define north-south and east-west boundaries. The minimum size of a pedimento is 100 ha and the maximum is 5,000 ha with a maximum length-to-width ratio of 5:1. The duration of validity is for a maximum period of two years; however, at the end of this period, and provided that no overlying claim has been staked, the claim may be reduced in size by at least 50% and renewed for an additional two years. If the yearly claim taxes are not paid on a pedimento, the claim can be restored to good standing by paying double the annual claim tax the following year. New pedimentos are allowed to overlap with pre-existing ones, however the underlying (previously staked) claim always takes precedent, providing the claim holder avoids letting the claim lapse due to lack of payments, corrects any minor filing errors, and converts the pedimento to a manifestacion within the initial two year period;

●
Manifestacion: Before a pedimento expires, or at any stage during its two year life, it may be converted to a manifestacion. Within 220 days of filing a manifestacion, the applicant must file a “Request for Survey” (Solicitud de Mensura) with the court of jurisdiction, including official publication to advise the surrounding claim holders, who may raise objections if they believe their pre-established rights are being encroached upon. A manifestation may be also be filed on any open ground without going through the pedimento filing process;

●
Mensura: Within nine months of the approval of the “Request for Survey” by the court, the claim must be surveyed by a government licensed surveyor. Surrounding claim owners may be present. Once surveyed, presented to the court, and reviewed by the National Mining Service (Sernageomin), the application is adjudicated by the court as a permanent property right (a mensura), which is equivalent to a (“patented claim”).

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At each of the stages of the claim acquisition process, several steps are required (application, “publication”, “inscription payments”, notarization, tax payments, “patente payment”, lawyers fees, publication of the extract, etc.) before the application is finally converted to a “declaratory sentence” by the court constituting the new mineral property. A full description of the process is documented in Chile’s mining code.

Many of the steps involved in establishing the claim are published in Chile’s official mining bulletin for the appropriate region (published weekly). At the manifestacion and mensura stages a process for opposition from conflicting claims is allowed. Most companies in Chile retain a mining claim specialist to review the weekly mining bulletins and ensure that their land position is kept secure.

Legislation is being considered that seeks to further streamline the process for better management of natural resources. Under the new proposed law, mining and exploration companies will have to declare their reserves and resources and report drilling results. The legislation also aims to facilitate funds for mining projects across the country. In addition to the mining law, the Organic Constitutional Law on Mining Concessions (1982) and the Mining Code of 1983 are the two key mechanisms governing mining activities in Chile.

4.3.2	Surface Rights

Concession owners do not necessarily have surface rights to the underlying land; however, they do have the right to explore or exploit the concession.

4.3.3	Environmental

The following summary is based upon Chile’s Environmental Law 19.300 and the Regulations regarding environmental impact studies, as posted on the web site of Chile’s Regional Commission for the Environment (Conama) (http://www.conama.cl/portal/1255/channel.html).

Chile’s environmental law (Law Nº 19.300), which regulates all environmental activities in the country, was first published on March 9, 1994. Previously, an exploration project or field activity could not be initiated until its potential impact to the environment was carefully evaluated. This is documented in Article 8 of the environmental law and is referred to as the Sistema de Evaluación de Impacto Ambiental (SEIA). However, in regulations for SEIA, published on 7 December 2002, an amendment to the law was passed (Article 3, section i) whereby work described as “Exploration” for minerals was exempted from the filing of either a Declaración de Impacto Ambiental (DIA), or an Evaluación de Impacto Ambiental (EIA). The definition of exploration in the context of this regulation is, “actions or works leading to the discovery, characterization, delimitation and estimation of the potential of a concentration of mineral substances which may eventually lead to a mine development project.”

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The SEIA is administered and coordinated on both regional and national levels by the Comisión Regional del Medio Ambiente (Corema) and Conama, respectively. The initial application is generally made to Corema, in the corresponding region where the property is located, however in cases where the property might affect various regions the application is made directly to the Conama.

Various other Chilean government organizations are also involved with the review process; however, most documentation is ultimately forwarded to Conama, who are the final authority on the environment and are the organization that issues the final environmental permits.

There are two types of environmental review, DIA and EIA. As defined in the SEIA, one of these must be prepared prior to starting any mining and/or development project (including coal, building materials, peat or clays) or processing and disposal of tailings and waste.

A DIA is prepared in cases when the applicant believes that there will be no environmental impact as a result of the proposed activities. The potential impacts include areas such as health risks, contamination of soils, air and/or water, relocation of communities or alteration of their ways of life, proximity to “endangered” areas or archaeological sites, alteration of the natural landscape, and/or alteration of cultural heritage sites. The DIA will include a statement from the applicant declaring that the project will comply with the current environmental legislation, and a detailed description of the type of planned activities, including any voluntary environmental commitments that might be completed during the Project.

An EIA will be required if any one of the above “potential impacts” is affected. The EIA report is much more detailed and includes a table of contents, an executive summary, a detailed description of the upcoming exploration program or study, a program for compliance with the environmental legislation, a detailed description of the possible impacts and an assessment of how they would be dealt with and repaired, a baseline study, a plan for compensation (if required), details of a follow-up program, a description of the EIA presentation made to Corema or Conama, and an appendix with all of the supporting documentation.

Once an application is made, the review process by Corema or Conama will take a maximum of 120 days. If it is approved, an environmental permit is awarded and the exploration or development can commence. If, however, Corema or Conama comes back with additional questions or deficiencies an equal period of time is granted to the applicant to make the appropriate corrections or additions. Once re-submitted and a 60 day period has elapsed, if no further notification from Corema or Conama is received, the application is assumed to be approved.

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Northern Chile
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In July 2008, the government proposed the creation of a new Ministry of Environment. The proposal plans to “create an adequate integration among information and incentives” for the various agencies involved in environmental issues. The proposal will rationalize the environmental responsibilities of various agencies, place environmental policy in one place with specific responsibilities, integrate environmental legislation, end the fragmented supervision of environmental issues, and generate a sound system of accountability. The new Ministry of Environment will have the main functions currently exercised by Conama (National Commission for the Environment) except for environmental impact study approval and supervision. The proposal eliminates the Council of Ministries which is responsible for deciding environmental policies, this function being taken over by the new Ministry of Environment. Included in this legislation is a proposal to limit the validity period of EIAs to three years that is under discussion.

4.4	Agreements

CMC is a contractual mining company incorporated under the laws of the Republic of Chile. CMC owns the Project. Kinross Gold Corporation (Kinross) indirectly holds a 49% interest in CMC as a result of its acquisition on February 27, 2007 of Bema Gold Corporation (Bema). Bema was concurrently amalgamated with a subsidiary of Kinross to continue as East West Gold Corporation (East West). Barrick Gold Corporation (Barrick) indirectly holds a 51% interest in CMC as a result of its acquisition on March 12, 2008 of Arizona Star Resources Corporation (Arizona Star), with whom it subsequently amalgamated. Bema and Arizona Star had previously acquired a 51% interest in CMC from Placer Dome, now Barrick. Barrick acquired Placer Dome in early 2006.

In contemplation of entering the purchase agreement to acquire the 51% interest in CMC from Placer Dome, Bema and Arizona Star entered into a letter agreement dated June 19, 2006 to govern the operation of CMC (the 2006 Agreement). Pursuant to the purchase agreement, Bema and Arizona Star agreed to jointly pay to Barrick either (a) US$10 million upon a decision to construct a mine at Cerro Casale and the cash equivalent of 190,000 troy ounces of gold payable in (i) five annual payments of the cash equivalent of 10,000 troy ounces of gold, based on the gold price on each such payment date, payable on each anniversary of the date gold is first produced in commercial quantities (the “production date”) commencing on the first anniversary of the production date, and (ii) seven annual payments of the cash equivalent of 20,000 troy ounces of gold, based on the gold price on each such payment date, payable on each anniversary of the production date commencing on the sixth anniversary of the production date; or (b) at the payors’ election, US$80,000,000 on the date of the decision.

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Northern Chile
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Kinross and Barrick have recently agreed in principle to the terms of a new shareholders agreement that will govern CMC and its operations, including the Project. The shareholders agreement reflects a new ownership structure, which will result in Kinross and Barrick each owning a 50% interest in CMC and Cerro Casale. The 2006 Agreement will be terminated and the obligations to pay Barrick referred to above will be amended to become several obligations of East West and a subsidiary of Barrick, with the result that each will pay half of the amounts owed.

CMC owns mineral and water concessions within the Cerro Pampa sector, district of Diego de Almagro, province of Chanaral, Third Region (Atacama Region), and has applied for additional mineral and water concessions in the region. The purpose of CMC is as follows:

	●	To explore and develop, if deemed appropriate, mining properties, construct facilities, and equip all or part thereof for commercial production;

	●	To profitably operate the properties as a mine over the long term;

	●	To market the doré, copper concentrates, and other products produced from the properties; and

	●	To engage in such other activities considered by the participants to be necessary or desirable in connection with the foregoing.

4.5	Royalties

Minera Anglo American Chile Limitada (Anglo) and other Anglo affiliates, per the terms of a Sales Contract that was concluded Bema, dated 22 June 1995, own a royalty calculated on the Net Smelter Return (NSR) of the gold production from the Cachito and Nevado mining concessions. The entire Cerro Casale mineral resource is contained within the Cachito and Nevado mining concessions. The royalty is capped at $3 million and has a gold trigger price that applies as follows:

●	Gold price between $425/oz and $475/oz	1.0% NSR;

●	Gold price between $475/oz and $524/oz	1.5% NSR;

●	Gold price between $525/oz and $574/oz	2.0% NSR;

●	Gold price between $575/oz and $599/oz	2.5% NSR;

●	Gold price greater than $600/oz	3.0% NSR.

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Northern Chile
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At the metal prices used to support mineral resource and mineral reserve estimation in this Report, a 3% royalty is applicable.

4.6	Mineral Tenure

CMC owns 33 claim groups containing a total of 4,239 exploitation claims that total 20,421 ha in area. Some of these claims partially overlap reducing the actual ground covered by all exploitation claims to an area of 20,000 ha. Figure 4-1. provides an overview of CMC exploitation claims. All mineral rights are protected according to Chilean law by payment of a mining patent. As part of the mineral patenting process, all claim monuments are surveyed by a licensed Chilean mining surveyor.

CMC also has mining exploration concessions to a limestone deposit covering an area of 5,000 ha. The limestone deposit is located near the main access road about 60 km from the proposed Cerro Casale mine site.

In addition, CMC has 63,300 ha of mining exploration concessions in other sectors such as where the proposed camp is planned to be located, where proposed water wells are located, and along the proposed fresh water and concentrate pipeline routes for Cerro Casale project. Existing and planned infrastructure locations are discussed in Section 5 of this Report.

The breakdown of the total mining exploration concession area is:

	●
13,700 ha to protect the northern deep well water source close to the Salar de Pedernales plus an estimated pipeline route to connect these wells with the proposed fresh water line that runs from the Piedra Pómez well field to the conceptual plant site;

	● 15,300 ha to protect the Piedra Pómez deep well water source and the routing of the proposed fresh water pipeline to the conceptual plant site;

	● 5,000 ha to protect the area where the construction and permanent camp facilities are planned;

	●
29,300 ha to protect the routing of the planned concentrate pipeline from the proposed plant site to the port in Caldera, with approximately 4,000 ha thereof overlapping prior-established third parties areas of interest or covering sections that may be required for the proposed concentrate pipeline routing when detail design of this line is developed.

The location of minor surface infrastructure in areas of third-party interest is not anticipated to be an issue.

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Northern Chile
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Figure 4-1: Mineral Tenure Map

N
S
E
W
NEVADO 1/840
CACHITO 1/1290
MARTE 1/300
CORAL 5 1/60

CATASTRO MINERO III REGIÓN
COMPAÑIA MINERA CASALE

Escala 1:50.000

Pertenencias Cia. Minera Casale en informe

Pertenencias Constituidas

Concesiones de Exploración

Pedimentos

Concesiones de Exploración Cia. Minera Casale en informe

Jaime I. Molina Seibt

Agosto-2005

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Northern Chile
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4.7	Surface Rights

The surface land where the Project is part of a larger lot owned by the state, managed and represented by the Ministerio de Bienes Nacionales (the Ministry of Public Land).

At present, CMC leases from the Ministerio de Bienes Nacionales 2,495 ha of land for two lots in the Cerro Casale area, and 280 ha of land for various lots in the Piedra Pómez area. Lease agreements for these lots of land are renewable every two years. The contract is currently under review by the ministry.

A strategy and plan will be prepared to commence negotiations on, and obtain surface rights and rights-of-way (Section 4.7.2) during the next study phase for the Project.

4.7.1	Water Rights

Total water rights granted to the Project, and currently registered, amount to 1,747.62 ℓ/s. All these rights are for permanent and continuous water use and consumption.

In the Cerro Casale area, CMC owns surface water rights located at the La Gallina River that amount to 52 ℓ/s.

In the Piedra Pómez area, 120 km north of Cerro Casale, CMC owns groundwater rights for a total amount of 1,236.6 ℓ/s at 16 well sites (Figure 4-2). A number of the wells are planned to be developed as production wells that will be the prime source of water for the Project. In the Cerro Pampa area next to the Salar de Pedernales, 170 km north of Piedra Pómez, (see Figure 4-2) CMC owns additional groundwater rights for a total amount of 510 ℓ/s at seven well sites. This groundwater source is not currently expected to be developed, but will be maintained as backup for the Project if additional water is required later in the planned mine life.

In 1998, CMC filed an application for a total 180 ℓ/s of surface water rights in the Cerro Casale area at two locations along the Nevado River. For groundwater in the Cerro Casale area, CMC filed three applications in order to obtain water rights at wells named PA-18 and M-3 located along the Nevado River and PA-11 at Pircas Negras 25 km south of Cerro Casale. The total amount of groundwater applied for these three wells is 33.19 ℓ/s. In July 1999, the DGA declined to provide any additional surface and groundwater rights in the area. CMC submitted a legal challenge with supporting information for the DGA to reconsider these groundwater applications, and in June 2002, provided the DGA with an additional supporting hydrogeology and hydrology characterization study for the upper section of the Nevado River. The submission is pending with the DGA.

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Northern Chile
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None of these outstanding applications for water rights are essential for the envisaged Project development; the Piedra Pómez well field covers all the estimated needs for the Project operations, and the surface water source close to the mine site at the La Gallina River will provide sufficient water for the construction period. Nevertheless, to comply with the water management plan (WMP) committed to and approved in the EIA for the tailings storage facility, a special permit will be required from the DGA to capture natural water flows within the tailings impoundment area and for the groundwater that will be pumped back from the seepage collection system to the process plant. The submission is pending with the DGA.

4.7.2	Conveyance Rights-of-Way

There are no legal impediments to the granting of rights-of-way and other easements necessary to access the property, to develop production water, and to build the water and concentrate pipelines. However, on the concentrate pipeline route, around 60 km of the route runs through lands belonging to the Colla people. The route is being reviewed by the Project team to see if it is possible to reduce the kilometres of pipeline that pass through Colla lands.

This could present a significant challenge for obtaining rights-of-way in terms of negotiation difficulties and time spent. In addition, if the original concentrate pipeline route is used, there will be a large increase in land now being used for growing grapes as compared to when the initial 2000 feasibility study was completed.

A total 6,530 ha of surface land will have to be acquired or rights-of-way granted for the various facilities. This can be broken down as:

	●	4,700 ha for the mine site (mine, process plant, tailings disposal, and waste dumps);

	●	910 ha for the fresh water system (production wells, booster pump station, and pipelines);

	●	750 ha for the concentrate pipeline;

	●	170 ha for the camp.

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Northern Chile
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Figure 4-2: General Location Map, Cerro Pampa and Piedra Pómez Areas

Note:           grids on plan are 50 x 50 km squares

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Cerro Casale Project
Northern Chile
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4.8	Permits

Mining projects in Chile require both environmental approval and numerous sectorial permits (PS) prior to construction. Cerro Casale received environmental approval under the name of Aldebarán in early 2002 (see Section 4.10), but the project was subsequently deferred due to poor economic conditions, and many of the necessary PS were not obtained.

A strategy and a plan will be prepared to obtain the various permits required during the next study phase for the Project. Currently, the following entities and agencies will have a role in granting the required permits:

	●	Intendencia of Atacama;

	●	Servicio Nacional de Geología y Minas – Sernageomin;

	●	Comisión Nacional del Medio Ambiente – Conama;

	●	Servicio de Salud of Atacama;

	●	Ministerio de Viviendas y Urbanización;

	●	Ministerio de Transporte y Telecomunicaciones;

	●	Ministerio de Bienes Nacionales;

	●	Ministerio de Obras Públicas – Tránsito y Dirección General de Aguas;

	●	Superintendencia de Electricidad y Combustible;

	●	Servicio Agrícola y Ganadero;

	●	Municipalidad de Copiapó;

	●	Municipalidad de Caldera;

	●	Municipalidad de Tierra Amarilla;

	●	Ministerio de Defensa Nacional; and

	●	Corporación Nacional Forestal.

4.9	Environmental

Ongoing environmental studies for Cerro Casale were initiated by CMC in 1998. Engineering assessments, impact evaluations and development of environmental management plans also form part of environmental studies developed for the Project.

The study area covered the location of all Project components including the proposed water supply well field located in the Piedra Pomez sector, the water pipeline from Piedra Pomez to Cerro Casale, mine site components (open pit, waste rock dump,  tailings impoundment, support infrastructure and camp) in the Cerro Casale sector, the concentrate pipeline from Cerro Casale to the proposed port site at Punta Padrones and the proposed port site itself.

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Northern Chile
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The scope of these studies included baseline assessments of the main environmental components comprising:

	●
Archaeology: site assessments for the proposed water pipeline, tailings, mine and waste rock dump, concentrate pipeline, camp, and port installation were carried out. All the sites require a mitigation or rescue plan under Chilean legislation;

	●
Meteorology: wind speed and direction, temperature, relative air humidity, and net solar radiation were monitored for the areas of the Nevado and La Gallina Rivers, proposed mine/plant area and water sources at Piedra Pómez. Rainfall data were collected at the Nevado and La Gallina Rivers and Piedra Pómez;

	●	Air Quality: The air quality baseline was developed in two parts. The first program monitored sediment-like particulate matter, whereas the second program monitored PM-10 and SO2;

	●
Geology, geomorphology, and geotechnical risks: the proposed water pipeline corridor, Cerro Casale site, concentrate pipeline corridor and camp were evaluated for volcanic events, avalanches and mass movements, and rainfall events;

	●
Land use: The land use baseline study consisted of literature research. Land areas of the water pipeline corridor and Cerro Casale were not registered for agriculture or cattle grazing. For the area where the concentrate pipeline is planned, there are different classifications based on the vegetation present and the potential agricultural use. After the EIA was submitted, land titles were given by the government to the indigenous community along part of the concentrate pipeline route in the Jorquera River area;

	●
Hydrology, hydrogeology and water quality: A surface and groundwater characterization study was carried out, specifically in Piedra Pómez where the proposed well field is located and close to the conceptual mine and camp at Cerro Casale to predict seepage from the planned tailings area and waste dumps;

	●
Flora and vegetation: The baseline study included a literature review and three field visits to determine the presence of vegetation in the areas of the proposed water pipeline corridor, concentrate pipeline corridor and the planned Cerro Casale mine area;

	●	Fauna: The objective was to determine the richness, distribution, singularity, endemism, and conservation status in the same areas as had been subject to the flora study;

	●
Socio-economics: areas evaluated included: the main economic activities for the area; workforce, types of employment; unemployment rates; poverty; information about the indigenous people that live in the region; demographic characteristics; regional investments; educational levels; and cultural activities;

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●	Infrastructure availability; and

●	Landscape.

These studies led to the preparation of the EIA that was presented to the Government of Chile’s responsible authority, on March 12, 2001. Following a documented review process, approval for this EIA was granted on February 1, 2002, with a set of conditions that must be satisfied during construction, operation, and closure.

Since the original EIA was developed there have been major changes in the Chilean regulatory process for new mines. A gap analysis was conducted to assess the existing environmental and community information for the Project against these new regulations.

As a result, several key environmental issues were addressed in the design of the Project. The most important concerns are listed below:

●	Cyanide management and treatment;

●	Water management:

	–	water management around the mine, plant site, and tailings facility

	–	maintaining the natural flow of water downstream of the Project

	–	maintaining the surface and groundwater water quality downstream of the project;

●	Water supply:

	–	process water from the well field(s)

	–	water shortage in the region;

●	Archaeology sites within the development area;

●	Air quality (dust or gases);

●	Basic background characterization studies;

●	Concentrate movement:

	–	pipeline to the port

	–	port dewatering facilities;

●	Traffic concerns;

●	Geochemistry, potential for acid rock drainage (ARD) and metal leaching;

●	Mercury management;

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Northern Chile
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●	Increased community/SIA information and updated databases to assist in designs;

●	Increased public consultation processes;

●	Closure plans; and

●	Biodiversity.

The proposed closure plan for the Project as envisaged in the pre-feasibility study is discussed in Section 19.6 of this Report.

Existing Project environmental liabilities are limited to those associated with an exploration-stage property, and would involve removal of the exploration camp and some limited well closure. These costs are not expected to exceed $600,000 and would be shared with Barrick, our joint venture partner.

4.9.1	Environmental Permitting

The environmental approval granted to the Project through “Resolución Exenta N° 014” outlines environmental commitments and requirements applicable to the Project as a result of the EIS review process. Among other things, this document considers observations formulated by the public as well as to those expressed by regulatory authorities involved in the Project environmental review. The nature and scope of commitments and requirements outlined in the Project’s environmental authorization originate from programs and measures described in the EIS document and its addendums. The Project’s development plans and future activities must therefore focus on compliance with specifications outlined in this environmental approval.

The next stage of legislative compliance process is outstanding and will require the Project to seek sectorial permits granted by the various agencies that have authority over environmental resources and construction, operation and closure of the Project’s infrastructure.

The regional committee contains members of each applicable national Ministries and these members report to their national heads. Once Corema approves the environmental plan for the Project, permits for each operational area must be obtained from the relevant government agencies.

Although additional study is required for acid rock drainage (ARD) potential from waste rock and potential downstream effects of tailings impoundments and additional costs may be incurred in remediation of any effects, Kinross is not aware of any significant environmental, social or permitting issue that would prevent exploitation of the Cerro Casale deposit.

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Northern Chile
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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

Access to the Project is 180 km by road from Copiapó. The initial southbound 25 km is paved highway, which connects to a 155 km gravel road running southeast to the Project site. Currently, total driving time from Copiapó to site is approximately 3½ hours. The main dirt road serves as a regional transportation route to Argentina and is being gradually upgraded. A major portion of the route was upgraded as part of construction of Kinross’ Maricunga Mine, located north of Cerro Casale.

The nearest commercial airport is located close to Copiapó. Chilean airlines have daily flights to and from Santiago.

5.2	Climate

Moderate temperatures and dry conditions characterize the climate at Cerro Casale. During the summer months, daytime temperatures can reach 23°C with night-time lows dropping to 5°C. Winter temperatures typically hover around the freezing point during the day and can be as low as -15°C at night. The wind chill factor may on occasion be equivalent to a low temperature of -33°C. Similar conditions prevail at the Piedra Pómez well field with temperatures ranging from -35°C to 18°C and a wind chill factor on occasion equivalent to a low temperature of -47°C.

Precipitation is generally limited to snowfall during the winter months (April to September). Rainfall is rare. The amount of snowfall during the winter can vary from minor, blowing snow to accumulations and drifting of up to 2 m. The higher peaks in the area are snow-covered year round.

Project operation is generally possible all year round.

The deposit is located in an area of major relief, with local variations in topography ranging from 3,700 m to 5,800 m in elevation. The top of the Cerro Casale deposit is at an elevation of 4,450 m.

5.3	Local Resources and Infrastructure

The terrain surrounding the Cerro Casale deposit is adequate for construction of administration, camp, mine, plant, tailings, and waste rock disposal facilities. CMC holds sufficient tenure within the Cerro Casale area that the required infrastructure can be built. Surface rights for the Project property are discussed in Section 4.7 of this Report.

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Northern Chile
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5.3.1	Local Resources

A skilled labour force is available in the Copiapó region and surrounding mining areas of northern Chile. Fuel and supplies are expected to be provided from nearby communities such as Copiapó.

5.3.2	Infrastructure

Access

The initial 25 km from Copiapó is paved highway while the next 155 km is a two-lane dirt road. However, there are some steep sections and sharp switchbacks to traverse a pass on the latter portion of this 95 km section. The next 40 km of road winds along the narrow canyon of the Turbio River crossing the river several times.

Port facilities are located beside Punta Padrones Port, 7 km from Caldera city, accessible from Copiapó by a 70 km two-lane highway.

The Piedra Pómez well field site is accessible from Copiapó by a 230 km long public road, which is part of the international road connecting with Argentina. The first 118 km of this road are also used to access Kinross’ La Coipa mine, 20 km are paved and another 60 km have a special dust-seal surface finish. Piedra Pómez is also accessible by road from El Salvador.

The pre-feasibility study has noted that the last 20 km of road to the Cerro Casale site will require construction of a new road to support the planned Project. The existing access road will require improvement to support proposed construction and operation requirements. Access to the port would be by a combination of an existing public road and a proposed new 1 km road. Roads will have non-paved surfaces. A study was prepared for development of an airstrip close to the Cerro Casale site; an option which will be considered during any subsequent feasibility study.

Accommodation

The pre-feasibility study envisages that a construction accommodation camp for 6,000 workers and permanent accommodation for 1,400 workers and staff will be located at the Cerro Casale camp site, and will include service facilities. An exploration camp currently exists on site.

Water

Suitable water supply is available from the presently permitted Piedra Pomez well field that is located 121 km north of the Project (see Figure 4-2).

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Planned Facilities

Planned Project facilities are intended be located at the following sites as shown in Figure 5-1.

●	Casale Plant Site – located 180 km by road from Copiapó at 4,100 metres above sea level (masl) and includes the proposed mine, plant, waste rock, low-grade stockpile and tailings storage facilities;

●	Camp Facilities – located 20 km from the proposed Cerro Casale plant at 3,400 masl and includes conceptual construction and permanent accommodation;

●	Port Facilities – located in Caldera beside Punta Padrones port facilities, owned by Compañía Minera Candelaria, comprised of a planned concentrate filter plant and storage facilities;

●	Piedra Pómez Water Well Field – located 120 km to the north of the Cerro Casale site at 4,500 masl, and will host the proposed fresh water collection and pumping systems; and

●
La Coipa Substation – located in the La Coipa mine operations owned by Kinross. This substation is 65 km northwest of the Piedra Pómez well field, and is planned to provide electrical power to the well field equipment via a 69 kV overhead power line.

The proposed filter plant and 60,000 t concentrate storage for the Project are planned to be located in Caldera adjacent to the Compañía Minera Candelaria (Candelaria) facilities at the port of Punta Padrones. Facilities are envisaged to include an integrated building with offices, laboratory, change house, and dining room; gate house; shop and warehouse; and related services facilities to support the operations.

Pipelines

The Piedra Pómez well field and fresh water pipeline design requirement is 900 ℓ/s, and will be supplied from the well field at Piedra Pómez. This well field consists of sixteen test wells that were drilled during previous Project stages. Water is planned to be pumped to the mine site through a 121 km long pipeline that is designed for 900 L/s and with design provision to pump up to 1,200 ℓ/s.

The concentrate pipeline is proposed to transport 1,500 t/d of concentrate production, and is planned to be transported from the process plant to the filter plant via a 247 km long pipeline starting at an elevation of 4,100 masl and ending at the port at 25 masl.

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Cerro Casale Project
Northern Chile
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Figure 5-1: Pre-feasibility Study Proposed Infrastructure Site Locations

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Cerro Casale Project
Northern Chile
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Figure 5-2: Pre-feasibility Study Proposed Cerro Casale Site Layout

               Note: Grids on the plan are 500 m x 500 m squares.

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5.3.3	Power

The planned electrical energy for Cerro Casale will be delivered from the nearest acceptable point(s) on the Central Interconnected System (SIC) transmission grid. The power required will vary as the mine develops. The maximum and average demands, as well as the annual consumption for the three main sites of the Project are summarized in Table 5-1.

Table 5-1: Pre-feasibility Study Projected Power Demand

Site	Maximum Demand (kW)	Average Demand (kW)	Annual Energy Consumption (MWh)
Cerro Casale Mine Site	294,900	226,400	1,982,900
Piedra Pómez	7,840	6,170	54,040
Port	1,660	1,150	10,050

The Chilean electrical system is currently experiencing high prices and restricted supply. However, this shortage of supply is expected to improve over the next several years as proposed new coal-fired plants come on-line.

For the purpose of the pre-feasibility study, a cost of power of US$83 per megawatt hour (MWh) was estimated. This price was based on an indicative offer for a long-term Power Purchase Agreement (PPA).

Electrical power distribution centers are planned to be located at the Cerro Casale plant site, port facilities, and Piedra Pómez water well field. Each power consumption centre is projected to be fed from different sources:

	●	The Cerro Casale main substation will be fed from the public power network by a new 150 km long, 220 kV power transmission line connected to the Cardones substation;

	●	The port facilities substation will be fed from the public power network by a new, 6.5 km long, 23 kV distribution line connected to the Caldera substation;

	●	The substation located at Piedra Pómez water well field will be fed from La Coipa substation, owned by Kinross, via a 65 km long, 69 kV power line.

5.3.4	Transport

The Project logistics system is envisaged to move approximately 600,000 t of consumables in an average year, including approximately 121,000 t of diesel fuel per year, as well as mine personnel.

A number of transportation modes are expected to be deployed to move materials from the port to the Project site and back:

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	●	Most of materials are projected to be transported by trucks either in break-bulk form or in containers;

	●	Fuel (diesel) could be moved via trucks (a trade-off study has been undertaken to evaluate a pipeline option);

	●	Lime could be sourced from a local supplier close to Copiapó or produced from limestone; and

●
Concentrate is planned to be transported from the mine site to the port via pipeline. This is expected to mitigate the concentrate transport risks and minimize the impact of concentrate transport on the communities.

5.4	Physiography

The Cerro Casale Project is in the northern Chilean Andes within an area of high relief (Figure 5-3). The Río Nevada valley immediately east of the present exploration camp is at an elevation of 3,800 m. The top of Cerro Casale, in the middle of the deposit, is 4,450 m. Other mountains rise to the north and east. The top of Volcan Jotabeche, 10 km north of Cerro Casale, is approximately 5,800 m.

Vegetation is sparse comprising small plants that are situated mostly along streambeds and river courses. Wildlife includes guanaco, vicuña, foxes, rabbits, ground squirrels, hawks, condors, and small reptiles.

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Northern Chile
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Figure 5-3: Physiography, Cerro Casale Site

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Northern Chile
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6.0	HISTORY

The Project’s ownership changes are discussed in Section 4.2 of this Report. Discussions in this section are restricted to summaries of the work performed on the Project, in particular advanced-level studies. No mineral resources, mineral reserves or financial analyses are reported for any of the advanced studies, as they have been superseded by the mineral resources, mineral reserves and financial analyses discussed in Sections 17 and 19 of this Report. The Project property is at a development stage, and no production has occurred, either historically or currently.

Anglo first explored the Aldebarán area in the 1980s, drill testing alteration anomalies exposed in the rugged terrain. Two holes were drilled into the Cerro Casale deposit in 1989.

After acquiring the property from Anglo, Bema and Arizona Star proceeded in a comprehensive regional exploration program that included interpretation of Landsat imagery, geological mapping, surface rock-chip sampling, surface geophysical surveys and RC and core drilling.

CMA, on behalf of the Bema Shareholders Group, conducted exploration drilling at Cerro Casale from 1991 through 1997, targeting both oxide and sulphide gold–copper mineralization. A first-time pre-feasibility level study was completed in 1993. In 1997, Mineral Resource Development Inc. (MRDI) commenced a feasibility study on behalf of Bema for development of oxide gold–copper mineralization; this program was partially completed by the end of 1996 when a large gold–copper porphyry system was intersected by drilling under the oxide mineralization (MRDI 1997a). A pre-feasibility study for an oxide–sulphide operation and a scoping study for development of deep sulphides were subsequently completed (MRDI 1997b, 1997c). This work has since been superseded.

Regional exploration work conducted by Placer Dome in 1998 to 2000 included property-wide geological mapping, ground and airborne magnetic surveys and Audio Frequency Magnetic Telluric surveys (AMT). No additional regional-scale exploration has been performed since early 2000.

Placer Dome continued drilling at Cerro Casale in 1998 and 1999, leading to completion of a feasibility study in 2000. The 2000 feasibility study was undertaken to investigate the technical, environmental and economic aspects of the Cerro Casale Project. At the time, a project base case was selected and sensitivities were evaluated with variations in capital costs, operating costs and metal prices. The 2000 feasibility study established that the Cerro Casale deposit was technically feasible as a large scale open pit gold–copper operation using the parameters selected in the study. Results of the study have been superseded.

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Capital and operating costs were updated by Placer Dome for studies completed in March 2004, and in 2005. The 2004 and 2005 studies were more conceptual, incorporating design improvements and updated cost estimates, and have been superseded.

During 2005, a technical report that estimated mineral resources and mineral reserves, compliant with NI 43–101 was prepared by AMEC on behalf of Bema (Smith, 2005).

In 2006, Mine and Quarry Engineering Services, Inc. (MQes) evaluated processing alternatives using elements from previous studies and incorporating revised equipment and operating cost estimates, scale-up factors, and escalation. The study was based on a flowsheet that incorporated open pit mining, heap leaching of oxides at 75,000 t/d, SAG milling, and flotation of mixed and sulphide ores, at a conceptual production rate of 150,000 t/d.

During 2006, a second technical report was prepared (Smith et al., 2006) for Bema, and subsequently re-addressed to Kinross, which included reviews of technical and economic aspects of a proposed combined open pit and heap leach operation such as mine plans, processing concepts, and economic parameters. The 2006 report financial parameters updated the 2000 feasibility study and the March 2004 cost update.

From 2007 to 2008, work on the Project has consisted of a pre-feasibility study, with associated trade-off studies, and core drilling of 16 holes to provide metallurgical samples. Results of the pre-feasibility study are discussed in this Report. Mineral resources and mineral reserves were declared based on third-quarter 2008 economic, mining and processing parameters from the pre-feasibility study.

After the completion of the pre-feasibility study, an infill core drilling campaign that had commenced during the study was finalized.

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Cerro Casale gold–copper deposit is located in the Aldebarán sub-district of the Maricunga Volcanic Belt (Figure 7-1). The Maricunga belt is made up of a series of coalescing composite, Miocene andesitic to rhyolitic volcanic centers that extend for 200 km along the western crest of the Andes. The volcanic rocks are host to multiple epithermal gold and porphyry-hosted gold–copper deposits, including Cerro Casale, and Kinross’ Maricunga, Lobo-Marte, and La Coipa deposits, as well as numerous other smaller mineral prospects. The volcanic rocks overlie older sedimentary and volcanic rocks of Mesozoic and Paleozoic age.

Reverse faults that strike parallel to the axis of the Andes have uplifted hypabyssal intrusive rocks beneath the extrusive volcanics exposing porphyry-hosted gold–copper deposits in the Aldebarán area such as Cerro Casale, Eva, Jotabeche, Estrella and Anfiteatro (refer to Figure 7-1). Composite volcanic centers are still preserved in the immediate Cerro Casale area at Volcan Jotabeche and Cerro Cadillal.

Structural interpretations from regional geological mapping and Landsat imagery show major fault systems cutting Paleozoic, Mesozoic, and Tertiary units. The oldest set of faults strike north-westerly and extend in this direction for 50 km to 60 km. These most likely are extension structures perpendicular to the direction of plate subduction. Major, through-going lineaments trend north-easterly and appear to mark boundaries between major lithological domains in basement rocks.

Younger lineaments and faults cut Tertiary and Quaternary volcanic rocks. These strike north, 040°, 310°, and east. Mineralization in individual deposits is generally aligned along one or more of these structural trends.

Major alteration zones and gold and gold–copper mineralization in the Maricunga Volcanic Belt are coincident with subvolcanic intrusive rocks of diorite and granodiorite composition. Intrusives generally occur at the intersection of major structural lineaments.

7.2	District Geology

The Aldebarán area is underlain by extensive dacitic to andesitic volcanic and volcaniclastic rocks derived from Volcan Jotabeche and Cerro Cadillal. Numerous dioritic to granodioritic subvolcanic plutons related to the volcanic rocks crop out at Cerro Casale, Roman, Eva, Estrella, and Anfiteatro (refer to Figure 7-1).

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Figure 7-1: Geology of the Maricunga Volcanic Belt

SANTA CECILIA
Quebrada del Medio
NEVADO JOTABECHE
HELADAS
CORDON YEGUAS
ROMAN
CORDON TERNERO NEGRO
N-6930000
Co. Aguas Blancas
Quebrada Aguas Heladas
ESTRELLA
CASALE
Co. Cadillal
Quebrada Seca
E-465000
E-470000
LEYENDA
GRAVAS, DEPOSITOS DE TERRAZA COLUVIOS/ALUVIOS
DEPOSITOS DE COLAPSO GRAVITACIONAL
SEDIMENTOS GLACIALES/FLUVIOGLACIALES
DEPOSITOS DE FLUJOS PIROCLASTICOS RIOLITICOS COMPUESTOS DE TOBAS ESCASAMENTE SOLDADAS
IGNIMBRITAS, LAVAS Y TOBAS RIOLITICAS FORMACIÓN JOTABECHE
ANDESITAS Y DACITAS PORFIRICAS, TOBAS Y TOBAS BRECHOSAS DACITICAS ANDESITICAS
DACITAS: COLADAS DE LAVA Y DOMOS DACITICOS FLUIDALES DE HORNBLENDA Y BIOTITA
LAVAS ANDESITICAS Y DACIANDESITICAS Y TOBAS DACITICAS
BRECHAS ANDESITICAS, ANDESITAS NEGRAS, ARENISCAS
BRECHAS ROJAS, TOBAS, IGNIMBRITAS, LUTITAS,
ARENISCAS Y AGLOMERADOS, BASAMENTO PRE MINERAL
PORFIDOS DIORITICOS/DACITICOS DE HORNBLENDA Y PIROXENO
DOMOS Y PORFIDOS DACITICOS Y ANDESITICOS
ZONAS ALTERACIÓN HIDROTERMAL
FALLAS
PLACER DOME EXPLORATION INC.
PROYECTO ALDEBARAN
MAPA GEOLÓGICO DISTRITAL
BASADO EN MAPA POR C. MPODOZIS
MODIFICADO POR MARTIN PEREZ
FECHA: FEBRERO

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Extensive hydrothermal alteration consisting of quartz–feldspar veinlet stockworks, biotite–potassium feldspar, quartz–sericite, and chlorite occurs in these intrusive centers. Gold–copper mineralization is principally associated with intense quartz–sulphide stockworks, potassic alteration, and phyllic alteration.

7.3	Cerro Casale Deposit Geology

7.3.1	Introduction

The Cerro Casale deposit is exposed in a hill of approximate 700 m of vertical relief and 1 km in diameter. Mineralization is related to a series of dacitic to dioritic intrusives, which were emplaced into Miocene andesites and volcaniclastic sedimentary rocks. The Miocene volcanic rocks overlie Oligocene conglomerates, which in turn, overlie Eocene basaltic andesites and rhyolite pyroclastic flows.

Gold–copper mineralization occurs in quartz–sulphide and quartz–magnetite–specularite veinlet stockworks developed in the dioritic to granodioritic intrusives and adjacent volcanic wall rocks. Stockworks are most common in two dioritic intrusive phases, particularly where intrusive and hydrothermal breccias are developed. Mineralization extends at least 1,450 m vertically and 850 m along strike. The strike of mineralization follows west–northwest-trending (310°) fault and fracture zones. The main zone of mineralization pinches and swells in width from 250 m to 700 m along strike and along dip steeply to the southwest. The highest-grade mineralization is coincident with well-developed quartz–sulphide stockworks in strongly potassically-altered intrusive rocks.

7.3.2	Lithology

Lithologies important to mineralization and control of mineral resource domaining are dominantly the multi-phase porphyries and related breccias, which intrude the flat-lying volcanic and volcaniclastic rocks. Figures 7-2 and 7-3 show the distribution of these units at surface and in a typical geological section, looking west. Lithologies important to mineralization and control of resource domaining are dominantly the multi-phase porphyries and related breccias, which intrude the flat-lying volcanic and volcaniclastic rocks. Ten rock units are used in domaining for the mineral resource estimate (Table 7-1). The volcano–sedimentary sequence is split from youngest to oldest into four units: conglomerate, felsic air-fall tuff, mafic flow, and rhyolite pyroclastic flow. The conglomerate is 350 m thick and is made up of red beds with heterolithic cobbles. This unit occurs between the 3,750 m and 4,100 m elevations. Beneath the conglomerates are well-bedded, felsic air-fall tuffs totalling 100 m. The tuffs overlie amygdaloidal andesite flows present between the 3,400 m and 3,650 m elevations.

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Northern Chile
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Figure 7-2: Surface Geological Map of Cerro Casale

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Figure 7-3: Cross Section 850E, Looking Northwest

Note: GB= Granodiorite, DP= Diorite Porphyry, Mdbx= Microdiorite Breccia, Mvf = Mafic flows, Hbx = Hydrothermal Breccia Cbx= Catalina Breccia, Vpf = Volcanic Pyroclastic Flows, Vbx = Volcanic Breccia, Vcgl = Volcanic Conglomerates, Rpf = Rhyolite pyroclastic flow. Grid on section is 500 m x 200 m. Green outline is that of the proposed 2008 pre-feasibility study ultimate open pit. Drill hole intercepts are color-coded to reflect gold assay values, where grey colors reflect <0.5 g/t Au, green and blue colors indicate assay values between 0.5–1 g/t Au and yellow to magenta colors indicate assay values above 1 g/t Au.

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The andesites are strongly altered near later dioritic intrusions and are composed mostly of biotite, apatite, and plagioclase.

The oldest unit in the volcano–sedimentary sequence is a thick section of rhyolite pyroclastic flows showing welded, eutaxitic structures characteristic of pyroclastic flows. This unit extends below the deepest drill holes, which end at an elevation of about 3,000 m.

The intrusive porphyry units are dominated by an early-stage, laccolith-shaped body of diorite porphyry which forms the bulk of the Cerro Casale topographic high. The laccolith extends over a circular area of approximately 1 km by 1 km and down to the 3,800 m elevation. The porphyry comprises approximately 40% plagioclase phenocrysts within in a fine-grained plagioclase matrix. The diorite porphyry is a host to gold–copper mineralization where quartz–sulphide stockworks are developed in around later granodiorite and micro-diorite porphyry bodies and breccias.

A near vertical, tabular series of at least three granodiorite bodies cut the diorite porphyry along a west–northwest trend. The intrusives extend for at least 1 km along strike and are 100 m to 300 m wide. The granodiorite consists of 40% crowded phenocrysts of plagioclase, potassium feldspar, hornblende, and biotite. Phenocrysts are subhedral to euhedral. The groundmass is a fine-grained mixture of orthoclase, biotite, and minor quartz. The unit shows a range in alteration from weak sericitization of feldspars and biotite replacement of amphiboles, to intense potassium feldspar flooding of the groundmass with >20% quartz vein stockworks.

Biotite porphyry is minor by volume but is closely related to mineralization in the upper portion of the deposit. This porphyry is characterized by coarse subhedral to euhedral biotite phenocrysts and may be a potassically-altered phase of the granodiorite.

Table 7-1: Major Lithological Units at Cerro Casale

Major Category	Lithological Unit
Intrusive-Related Breccias	Hydrothermal breccia
Catalina breccia
Microdiorite breccia
Intrusive Porphyry Units	Biotite porphyry
Granodiorite
Diorite porphyry
Volcanic-Sedimentary Units	Conglomerate (red beds)
Felsic tuff
Mafic volcanic flows
Rhyolite pyroclastic flows

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Breccia bodies have dips that range from steeply to the south to vertical, and are strongly elongated to the west–northwest. The breccias are developed principally in the diorite porphyry along the north side of Cerro Casale, but also formed in the granodiorite. The highest gold–copper grades are generally associated with the breccias. Microdiorite Breccia is a fine-grained, intrusive breccia that contains a variable percentage of angular to sub-rounded fragments of volcanic rocks. The microdiorite component is finely porphyritic with phenocrysts of plagioclase supported in a fine-grained matrix of orthoclase, biotite, anhydrite, magnetite/specularite and minor quartz. The breccia is strongly altered in all locations and cuts the diorite porphyry along the upper north side of Cerro Casale.

The Catalina Breccia is adjacent to the microdiorite breccia and is thought to be a sulphide-rich phase of the latter. The Catalina Breccia forms a cone-shaped body in the centre of the mineral deposit and is characterized by a matrix of anhydrite, gypsum, barite, tourmaline, rhodochrosite, dolomite, chalcopyrite, pyrite, galena, and sphalerite. In small restricted areas, the breccia contains very high-grade stockworks with grades as much as 13% Cu and 200 g/t Au.

Hydrothermal breccias are common at contacts between diorite porphyry and microdiorite breccia. These occur as porphyry with intense quartz–sulphide stockworks, open spaces, and framework-supported rock fragments set in a matrix of quartz–sericite–specularite. The hydrothermal breccias generally occur high in the deposit and grade outward to pebble dikes.

Limited overburden occurs in the immediate area of Cerro Casale, where bedrock is covered by a thin veneer of residual soils. Colluvium and alluvium up to 30 m thick are present in the Río Nevada valley.

7.3.3	Structure

Major fault and fracture zones trend northeast and west–northwest within the Aldebarán district. Cerro Casale and the other mineral occurrences in the Aldebarán area occur at the intersection of these structural zones, showing a structural control to the emplacement of the subvolcanic intrusives and associated mineralization.

Within each deposit and in particular within Cerro Casale, gold–copper-bearing quartz–sulphide stockwork zones are strongly elongated along azimuths ranging from 110° to 140° and dip vertically to steeply south. This elongation is coincident with the geometry of the granodiorite intrusives and with the enclosing alteration zone. The alteration zone is up to 1 km wide and 6 km long.

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Northern Chile
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Topographic lineaments suggest the presence of a third, steeply-dipping fault and fracture system on the north side of Cerro Casale that trends 035° to 050°. The Catalina Breccia is located at the intersection of this structure and the west–northwest-oriented stockwork zones.

7.3.4	Weathering and Oxidation

Oxidation resulting from weathering and/or high oxygen activity in the last phase of hydrothermal alteration overprints sulphide mineralization in the upper portion of the Cerro Casale deposit. Oxidation locally extends deeply along fault zones or within steeply dipping breccia bodies. Three types of oxidation states have been mapped:

	●	Zones where >90% of the original sulphides are preserved (sulphide);

	●	Zones where between 10% and 90% of the original sulphide is preserved (mixed);

	●	Zones where less than 10% of the original sulphides remain (oxide).

The depth of oxidation is dependent on the permeability of the altered rock and the presence of high-angle structures. Oxidation generally goes no deeper than 15 m where vertical structures are absent. Oxide is present in linear oxidation zones as deep as 300 m along major fault and fracture zones, or as pendants along the intersection of multiple fault zones (Figure 7-4). Locally there are large blocks of less permeable sulphide material within the oxide zones.

7.4	Prospects and Other Deposits

Mineralization at Cerro Casale is discussed in Section 9 of this Report; the geology and mineralization of the other known prospects and deposits are discussed below. Prospects and deposits that are the subject of this subsection are included for completeness; none of the following prospects or deposits have mineral resource or mineral reserve estimates or are currently included in the proposed mine plan for Cerro Casale. No work has been undertaken on the prospects and deposits since 2000, and no additional work is planned for the areas during any feasibility-level studies that may be undertaken on Cerro Casale.

Gold–copper mineralization associated with Tertiary volcanic rocks and subvolcanic plutons is present in at least eight sites within the Aldebarán district. From the northeast, these include Jotabeche, Romancito, Cerro Roman, Eva, Anfiteatro, Cerro Catedral, Estrella, and Cerro Casale. Cerro Casale is the largest deposit and has been the primary target of exploration to date. Figure 7-5 shows the major gold–copper occurrences on the Aldebarán property.

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                       Figure 7-4: Oxidation Units, Cross Section 850E Looking Northwest

Section grids are 500 m x 200 m. Green outline is that of the proposed 2008 pre-feasibility study ultimate open pit. Drill hole intercepts are color-coded to reflect gold assay values, where grey colors reflect <0.5 g/t Au, green and blue colors indicate assay values between 0.5–1 g/t Au and yellow to magenta colors indicate assay values above 1 g/t Au.

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Northern Chile
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Figure 7-5: Major Gold–Copper Occurrences in the Aldebarán Property

Note: Red lines on plan indicate tracks; blue outline is property boundary. Grids on plan are 2 km x 2 km squares

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7.4.1	Eva

The Eva deposit is located 5 km northwest of Cerro Casale at a surface elevation of between 4,600 m and 4,900 m. Gold–copper mineralization identified to date is developed in two west-trending zones, Eva Norte and Eva Sur. These zones are 500 m apart. Both extend approximately 800 m west and 200 m north.

Westward-elongated bodies of quartz monzonite, intruded by later biotite and amphibole-rich dacite porphyry are the focus of alteration and mineralization. The quartz monzonite and dacite porphyry intrude relatively flat-lying andesitic to dacitic flows and volcanic breccias. Hydrothermal breccias, occurs in the dacite porphyry and are comprise dacite porphyry fragments and quartz veins set in a fine-grained matrix of quartz, sericite, and chlorite. Pebble dikes are locally present.

Gold and copper values increase where the dacite porphyry, quartz monzonite, and volcanic wall rocks are strongly silicified either as replacement of groundmass, or as development of quartz–sulphide stockworks. Disseminated magnetite is common. Potassic alteration is generally present as fine-grained biotite in silicified and sericitized rock, and is only rarely present in the form of secondary potassium feldspar.

Gold mineralization generally increases with the frequency of quartz–sulphide stockworks, but can be anomalous in zones with disseminated sulphides.

7.4.2	Cerro Roman

The Cerro Roman prospect contains porphyries and breccias intruding andesitic to dacitic volcanic rocks in a setting that is similar to Cerro Casale. The plutons include an early diorite porphyry, followed by quartz diorite porphyry, and then dacite porphyry. The plutons are elongated along west and west–northwest-trending fracture patterns, showing active extensional structures at the time of their emplacement. Late-stage intrusive breccias occur along the margins of the central quartz diorite porphyry. Hydrothermal brecciation occurs in all intrusive units and in volcanic wall rocks.

Alteration consists of a zone of potassic alteration centered on the porphyries, surrounded by a marginal potassic zone and an outer propylitic zone. The entire alteration system is about 500 m x 700 m in plan and extends to the vertical limit of current drilling at 360 m. The central potassic zone contains well-developed quartz–sulphide veinlets with biotite and potassium feldspar replacement of mafic minerals and plagioclase, respectively. The marginal potassic zone is developed mostly in andesitic wall rocks and is expressed by development of pyroxene, biotite, and magnetite. Propylitic alteration is developed chiefly in volcanic wall rocks and comprises quartz and chlorite.

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Gold–copper mineralization is directly related to the frequency of quartz–magnetite–sulphide veinlet stockworks developed in the intrusive units and adjacent andesite wall rocks. Sulphides include pyrite, chalcopyrite, and bornite. The highest grades occur where dense veinlet stockworks occur along the margins of the central quartz diorite and in breccias. Mineralization occurs within an area that is 600 m long in the east–west direction, and 300 m wide in the north–south direction. Within this area, individual zones of >0.8 g/t Au are present, separated by envelopes of lower-grade mineralization. Three zones of the higher-grade mineralization are as much as 120 m to 350 m long and 60 m to 150 m wide.

Copper grades are generally low, averaging <0.2%.

7.4.3	Estrella

The Estrella prospect is underlain by relatively flat-lying volcanic rocks and flow breccias of intermediate composition, and by irregular, sill-like porphyry intrusions. The volcanic rocks are andesite and dacite. The sub-volcanic sills are coeval with the volcanic rocks and vary from dacite to andesite porphyry. Hydrothermal breccias composed of andesite and dacite fragments set in a matrix of quartz, magnetite, and sulphides are developed along high-angle structures that strike north–northwest.

Other hydrothermal breccias are flat-lying and are made up of fragments of andesite and dacite in a matrix of gypsum.

Fault and fracture systems are well developed along four directions. Small-scale faults and fractures strike 350° and 70°. The north–northwest set appears to influence the development of vertical hydrothermal breccias. More dominant faults trending 50° and 120° cut the smaller features.

Alteration related to gold mineralization consists of pervasive silicification and quartz veining in hydrothermal breccias. Sub-parallel veins strike north–northwest and northeast. Quartz veins contain magnetite, pyrite, and locally chalcopyrite.

Interpretation of the limited drilling to date suggests that gold mineralization is restricted to relatively narrow, sheeted, quartz vein systems.

7.4.4	Anfiteatro

Flat-lying dacitic to andesitic volcanic flows and flow breccias underlay the Anfiteatro area. The volcanic rocks are intruded by a series of andesitic to dacitic porphyries. The intrusives are composed of plagioclase, quartz, and amphibole phenocrysts set in a microcrystalline matrix of plagioclase, secondary biotite, potassium feldspar, amphiboles, and quartz. Within the porphyries are intrusive and hydrothermal breccias. Intrusive breccias are comprised of fragments of andesite or dacite porphyry set in a fine-grained matrix altered to chlorite and epidote. Hydrothermal breccias are made up of fragments of porphyry and volcanic rocks in a matrix of quartz, potassium feldspar, pyrite, gypsum, and locally sphalerite.

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Fault and fracture systems are dominated by fracture zones and quartz veins that strike 060°.

Potassic alteration manifested by secondary biotite and local quartz, potassium feldspar and chlorite is present within the porphyries. Gold mineralization is associated with potassic alteration and stockwork veins of quartz, potassium feldspar, biotite, sericite, pyrite, chalcopyrite, and magnetite. The Stockwork Zone within Anfiteatro is an area of stockwork veining 600 m long x 250 m wide in dacitic to andesitic volcanic flows. Veinlets are dominantly quartz, magnetite, and specularite. Mineralization in the Ojo de Buey dacite porphyry is comprised of quartz-magnetite veinlets with limonite and copper oxides.

Soil geochemistry shows average surface gold values of 0.25 and 0.10 g/t in the Stockwork and Ojo de Buey areas, but drilling to date has been relatively negative with the best intercept being 150 m of 0.46 g/t Au in the Stockwork Zone in CMA hole ANF-02. Soil sampling has outlined as much as 0.46 g/t Au in an area 100 m x 150 m at Anfiteatro Zona 10 g/t and as much as 0.26 g/t in an area 120 m x 300 m at Anfiteatro Alto. These soil geochemical anomalies have not been drill tested.

7.4.5	Romancito Sur

Intermediate intrusive porphyry cuts a sequence of intermediate volcanic breccias at Romancito Sur. The volcanic breccias dip 30° to the south. The porphyry strikes west and appears to have followed district-scale fracture zones. Hydrothermal breccias cross-cut the volcanics and porphyry and are composed of fragments of volcanic rocks set in a fine-grained, silicified matrix. Quartz–sulphide veins and stockworks strike east–northeast, following the trend of the intermediate porphyry.

Porphyry and volcanic rocks are variably silicified, with alteration increasing with proximity to individual quartz veins and stockworks. Silicified rocks also show chloritization of mafic minerals, sericitization of plagioclase and disseminated magnetite and pyrite. Anomalous gold values are associated with the most intensely silicified and veined zones where sulphides are present.

Faults are strongly argillized but this alteration is late and does not appear to be associated with gold mineralization. Potassic alteration is rare.

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Gold mineralization >0.5 g/t Au is associated with a 20 m to 30 m wide zone of quartz–sulphide veins and stockworks that strikes at 70° across the centre of the prospect. Rock chip samples collected from trenches in this area returned gold values up to 2.12 g/t Au. One-third of 247 samples grade >0.5 g/t Au. Two core holes drilled within this zone, however, returned relatively narrow and discontinuous gold intercepts.

7.4.6	Other Areas

Surface sampling and drilling at Jotabeche, Zona de Vetas, and Cerro Catedral by Anglo and Bema revealed weak zones of gold–copper mineralization that did not warrant additional drilling. Placer Dome did not continue exploration in these areas after 1998 because of negative results, and no additional work is planned.

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Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

8.0	DEPOSIT TYPES

The Cerro Casale deposit is considered to be an example of a primary gold–copper porphyry system, with strong affinities to high sulphidation, volcanic-hosted gold systems.

Porphyry deposits in general are large, low- to medium-grade deposits in which primary (hypogene) sulphide minerals are dominantly structurally-controlled and which are spatially and genetically related to felsic to intermediate porphyritic intrusions (Kirkham, 1972). The large size and structural control (e.g., veins, vein sets, stockworks, fractures, ‘crackled zones’ and breccia pipes) serve to distinguish porphyry deposits from a variety of deposits that may be peripherally associated, including skarns, high-temperature mantos, breccia pipes, peripheral mesothermal veins, and epithermal precious metal deposits. Secondary minerals may be developed in supergene-enriched zones in porphyry Cu deposits by weathering of primary sulphides. Such zones typically have significantly higher Cu grades, thereby enhancing the potential for economic exploitation (Sinclair, 2006).

Porphyry deposits are the world’s most important source of Cu, Mo and Re, and are major sources of Au, Ag and Sn; significant by-product metals include W, In, Pt, Pd and Se. They account for about 50–60% of world Cu production (Sinclair, 2006).

Porphyry deposits occur throughout the world in a series of extensive, relatively narrow, linear metallogenic provinces. They are predominantly associated with Mesozoic to Cenozoic orogenic belts in western North and South America and around the western margin of the Pacific Basin, particularly within the South East Asian Archipelago. However, major deposits also occur within Paleozoic orogens in Central Asia and eastern North America and, to a lesser extent, within Precambrian terranes (Sinclair, 2006).

Porphyry deposits are large and typically contain hundreds of millions of tonnes of mineralization, although they range in size from tens of millions to billions of tonnes. Grades for the different metals vary considerably but generally average less than 1%. In porphyry Cu deposits, Cu grades range from 0.2% to more than 1% Cu; Mo content ranges from approximately 0.005% to about 0.03% Mo; Au contents range from 0.004 g/t Au to 0.35 g/t Au; and Ag content ranges from 0.2 g/t to 5 g/t Ag (Sinclair, 2006).

Cerro Casale is considered to be an example of a porphyry system based on the following:

●	Hosted in a Mesozoic orogenic belt;

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Cerro Casale Project
Northern Chile
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●	Gold–copper mineralization at Cerro Casale formed during emplacement of multiple phases of diorite and granodiorite intrusions into a coeval sequence of intermediate to felsic volcanic rocks;

●	Mineralization appears to be most closely related to strong potassic to phyllic alteration of the latest phases of intermediate to felsic intrusives and associated intrusive and hydrothermal breccias;

●	Mineralization is focused in well-developed quartz–sulphide stockworks; veins, crackle and breccia zones are also present; and

●	Large tonnage but low grade.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

9.0	MINERALIZATION

The mineralization description in this section is restricted to the Cerro Casale deposit. Other deposits and prospects are discussed in Section 7.4 of this Report.

9.1	Mineralization

Gold and copper mineralization is most directly associated with quartz–sulphide–magnetite stock work veins and veinlets in potassically-altered rocks. Mineralization extends from the surface of the north side of Cerro Casale at an elevation of 4,200 m to the base of existing drilling at 3,000 m, and has not been drilled out at depth.

Mineralization extends for about 850 m along strike to the west–northwest, dips vertically to 75° south, and is from 150 m to 700 m wide. The thickest portion of the mineralization is at the 3,800 m elevation. Figure 9-1 and Figure 9-2 show a cross section of the gold and copper grades at 850 east, across the centre of the deposit. Figure 9-3 and Figure 9-4 show plan views of gold and copper grades in the core of the deposit at the 3,800 m elevation.

Hypogene copper minerals include chalcopyrite, bornite, and chalcocite–djurleite (Cu2S) and minor copper silicate minerals. Secondary copper minerals in the oxide and mixed zones include chalcocite, digenite, covellite, chrysocolla, malachite, and minor copper silicates. Most copper sulphides are in stockwork veinlets rather than disseminated in wall rocks. Locally disseminated chalcopyrite is present in the granodiorite. Disseminated copper zones are low in gold. Bornite increases with depth, corresponding with the highest copper grades below the 3,800 m elevation.

Gold distribution does not appear to be impacted in the oxide zone, and copper mineralization is deeper than the oxidation zone.

Gold–copper–silver mineralization is strongly related to the presence of diorite, granodiorite, breccia units, and the intensity of stockwork veining and potassic alteration. Distribution of stockwork veining is presented in Figure 9-5, whereas the distribution of the potassic alteration is shown in Figure 9-6. Mineralization intensity is related to moderate to strong stockwork veining and moderate to strong potassium feldspar alteration.

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Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Figure 9-1: Gold Grades, Cross Section 850 E, Looking Northwest

Grids on the section are 500 m x 200 m squares. Drill hole intercepts are color-coded to reflect gold assay values, as shown in key. Green outline is that of the proposed 2008 pre-feasibility study ultimate open pit. Only Measured and Indicated blocks are shown in the Figure.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
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Figure 9-2: Copper Grades, Cross Section 850 E, Looking Northwest

Grids on the section are 500 m x 200 m squares. Drill hole intercepts are color-coded to reflect copper assay values, as shown in key. Green outline is that of the proposed 2008 pre-feasibility study ultimate open pit. Only Measured and Indicated blocks are shown in the Figure.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
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Figure 9-3: 3835 Level Plan Showing Gold Grades

Grids on the plan are 500 m x 500 m squares. Black outline is that of the proposed 2008 pre-feasibility study ultimate open pit.

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Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Figure 9-4: 3835 Level Plan Showing Copper Grades

Grids on the plan are 500 m x 500 m squares. Black outline is that of the proposed 2008 pre-feasibility study ultimate open pit.

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Cerro Casale Project
Northern Chile
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Figure 9-5: Intensity of Stockwork Veining, Cross Section 850E Looking Northwest

Grids on the section are 500 m x 200 m squares. Drill hole intercepts are color-coded to reflect gold assay values, where grey colors reflect <0.5 g/t Au, green and blue colors indicate assay values between 0.5–1 g/t Au and yellow to magenta colors indicate assay values above 1 g/t Au. Green outline is that of the proposed 2008 pre-feasibility study ultimate open pit.

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Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Figure 9-6: Intensity of Potassic Alteration, Cross Section 850E Looking Northwest

Grids on the section are 500 m x 200 m squares. Drill hole intercepts are color-coded to reflect gold assay values, where grey colors reflect <0.5 g/t Au, green and blue colors indicate assay values between 0.5–1 g/t Au and yellow to magenta colors indicate assay values above 1 g/t Au. Green outline is that of the proposed 2008 pre-feasibility study ultimate open pit.

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Northern Chile
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9.2	Alteration

Alteration consists of a zoned, sub-circular pattern surrounding the centre of the most pervasively altered diorite porphyry, granodiorite, and intrusive breccias. The outer portion of the system is propylitic alteration in diorite porphyry and volcanic wall rocks characterized by quartz, chlorite, pyrite, sericite, clay, and minor epidote. Mafic minerals are replaced by chlorite and minor magnetite and plagioclase is altered to sericite and clay.

Phyllic alteration is present in most of the diorite porphyry and granodiorite. At least two phases of phyllic alteration may be present. Plagioclase and mafic minerals are replaced with sericite and quartz. Disseminated specularite is locally present. Deep in the deposit there is an early phase of phyllic alteration after which sericitized plagioclase phenocrysts are surrounded with secondary potassium feldspar. In the upper portion of the deposit the phyllic alteration is more extensive, converting most of the diorite porphyry, Catalina Breccia and granodiorite to quartz, sericite, pyrite, and tourmaline.

The centre of the alteration system is coincident with gold–copper mineralization and is comprised of intense potassium silicate alteration. Biotite replaces hornblende as aggregates of biotite books and magnetite.

The biotite zone forms a 200 m diameter halo around a core zone of strong potassium feldspar alteration. Potassium feldspar halos in quartz-sulphide veinlets become more frequent towards the centre of the system where all plagioclase is totally replaced by secondary orthoclase. Primary textures are obliterated. Argillic alteration is restricted to base metal veins peripheral to Cerro Casale at Zona de Veta and Cerro Catedral. The argillic alteration forms halos to quartz, alunite, kaolinite, and pyrite veins.

Stockwork vein composition can vary; typically the following types can be present:

	●	Gypsum;

	●	Quartz–limonite/hematite;

	●	Quartz–specularite;

	●	Pyrite (with argillic haloes);

	●	Anhydrite–gypsum–barite–rhodochrosite–pyrite–chalcopyrite–sphalerite–galena;

	●	Quartz–specularite–pyrite;

	●	Gypsum–pyrite;

	●	Potassium feldspar–quartz ± sulphides;

	●	Quartz–magnetite–chalcopyrite–bornite;

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	●	Magnetite–chalcopyrite–bornite ± chlorite;

	●	Biotite + minor magnetite; and

	●	Quartz–anhydrite–chalcopyrite.

Gold–copper mineralization is most commonly associated with quartz–limonite/hematite, quartz–specularite–pyrite, potassium feldspar–quartz–sulphide, quartz–magnetite–sulphide and quartz–anhydrite–sulphide veinlets. Veinlets are from 1 millimetres (mm) to 10 mm wide. Sulphides occur disseminated in the vein matrix or along vein margins. Veinlet frequency ranges from none in the latest intrusive phases to in excess of 35% by volume around the contacts between the granodiorite, microdiorite breccia, and diorite porphyry.

A fluid inclusion study (Campos, 1990) indicated that temperatures of the mineralizing fluids were on the order of 500ºC with NaCl-equivalent salinities of greater than 60 percent. These temperatures and salinities are typical of porphyry-related alteration events.

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Northern Chile
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10.0	EXPLORATION

Exploration commenced on the Aldebarán Project in the 1980s, and continued to 2000. Exploration has primarily been undertaken by CMA and CMC on behalf of the various joint venture partners, or by contractors (e.g. airborne geophysical surveys, hydrological surveys and geotechnical studies). An exploration summary table is presented in Table 10-1.

Table 10-1: Exploration Summary

Company	Duration	Work Performed
Anglo	1983–1990
Geochemical soil sampling on a 40 m x 40 m grid; geological mapping and sampling over approximately 5 km of roads and trenches; 4 core holes (1,225 m); 17 RC holes (2,475 m); ground magnetics geophysical survey; thin section petrology

Bema/CMA	1991–1993	Geological mapping and rock sampling; trenching; 55 RC holes (6,350 m); 6 core holes (463 m); mineral resource estimate; metallurgical testwork, pre-feasibility study
Arizona Star/Bema/CMA	1993–1994	Geochemical sampling including BLEG, -80 mesh stream sediment samples, soil/talus fines samples, and rock samples; geological mapping; 62 RC holes (8,560 m); metallurgical sampling and testwork
Placer Dome/Arizona Star/Bema/CMA	1994–2005
Cerro Casale: 80 core holes (52,543 m, drilled for metallurgical, geotechnical, geostatistical twins, and exploration purposes); 138 RC holes (32,450 m); feasibility study; metallurgical sampling and testwork; supporting studies for environmental impact assessment; geotechnical and hydrological studies

Kinross/ Placer Dome/Arizona Star/CMC	2005–2006	No work performed.
Kinross/Barrick/CMC	2006–2008	Cerro Casale: 12 core holes drilled to obtain additional metallurgical samples. 8 infill holes and due diligence of the existing data completed for the pre-feasibility study

10.1	Grids and Surveys

Between 1983 and 1993, information on surveying is lacking. Bema, Anglo and CMA are known to have performed surveys. These different surveys produced different coordinates for several drill hole collars and other features in the Aldebarán Project area. The differences were on the order of 50 m north–south and east–west and a few meters vertically, but were not consistent throughout the area so no correction factor could be used to correct the data sets.

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Northern Chile
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As a result, all of the drill hole collar locations and roads in the Aldebarán district were surveyed in 1994 by Luis Contreras, a private surveyor in Copiapó, Chile (Contreras, 1994). Contreras used a total station EDM for the surveying. Triangulation was based on elevations and coordinates of the 1956 National Topographical Survey’s survey of major peaks in northern Chile.

The most current topography in use for Cerro Casale was developed by Placer Dome using satellite imagery (Placer Dome, 2000). AUTOCAD® drawing files were created with 2 m contour intervals in the area of the ultimate pit and at 10 m contours outside the design pit.

Previous topography was produced by GenCen of Santiago, Chile using 1:8,000 aerial photographs flown in 1994. Topographic contours at 2 m intervals were produced for the pit area after matching contours to drill roads and trenches surveyed by Contreras Topografía Ltda. of Copiapó.

A larger map was produced with 5 m contours to cover a 4 km2 area around the pit area. Quoted vertical and horizontal accuracy is 2 m (MRDI, 1997a).

Geovectra (2008) audited the topographic control base of the Project, which is in UTM coordinates and has the Provisional South American Datum of 1956 applied. Geovectra concluded that there is a uniform offset of coordinates by +36.14 m north, -20.97 m east, and +3.45 m elevation. However, these offsets appear to be uniform for the Project area, and so data remains internally consistent throughout despite this global discrepancy. At the effective date of this report, a high-precision resurvey of the entire Project area was currently underway, to include the main mine and infrastructure area, the proposed concentrate pipeline, the proposed waterline from Piedra Pómez, and the access highway.

10.2	Geological and Structural Mapping

Geological mapping comprised regional and prospect scale mapping. Mapping was completed by Anglo, CMA and Placer Dome during the period 1983–1995.

Regional mapping was recorded on 1:33,000 and 1:10,000 scale air photos and transferred by hand to a 1:25,000 scale base map. The base map was made by digitizing the 1:50,000 scale topographic maps of the area distributed by the Instituto Geografico Militar de Chile.

Detailed 1:2,000 and 1:1,000 scale maps were produced for several prospects using compass and chain techniques. Declination on the compasses was set at 3º east to approximately correspond to the 1985 declination indicated on various maps produced by the Instituto Geografico de Militar de Chile.

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Northern Chile
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The mapping programs established the regional stratigraphy and structure, and identified areas of surface outcrop and alteration.

10.3	Geochemistry

Geochemical sampling was completed as part of the initial, first-pass exploration programs, and at Cerro Casale, has been superseded by data obtained from drilling.

Samples collected included bulk leach extractable gold (BLEG) and -80 mesh stream sediment, soil, talus, rock chip, road-cut and grab sampling, primarily during the period 1983–1993.

The geochemical sampling programs successfully outlined areas of anomalous gold and copper values that were typically associated with zones of stockwork veining or potassic alteration.

10.4	Geophysics

The Aldebarán Project area has been subject to both airborne and ground geophysical surveys, including interpretation of Landsat imagery, ground and airborne magnetic surveys and Audio Frequency Magnetic Telluric surveys.

Surveys defined structures, outlined zones of anomalous geophysical response that provided targets for exploration drilling and were used to help further refine areas for additional drilling.

10.5	Pitting and Trenching

Costeans and trenches were dug to supply additional profile information on oxide mineralization, and to better expose lithologies in areas of surficial cover or poor outcrop. Information gained from the exposures was used to support geological interpretations.

10.6	Drilling

Drilling on the Cerro Casale property is discussed in Section 11 of this Report.

10.7	Bulk Density

Bulk density determinations are discussed in Section 13 of this Report.

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10.8	Petrology, Mineralogy and Other Research Studies

A number of petrological, mineralogical, microscopy and fluid inclusion studies have been completed on the Aldebarán area.

Petrological and mineralogical studies have primarily been completed to quantify mineralization for use in designing appropriate process routes for the Cerro Casale mineralization.

Microscopy studies were performed to analyze clay and chlorite components of mill feed. Modal analysis studies were performed on various mineralization types to determine mineral species locking and appropriate grind sizes.

Two theses have been completed on the Cerro Casale deposit as follows:

Rivas, P. 1999: Geoquímica de cristales de oro del depósito Cerro Casale, Franja Maricunga, Norte de Chile: M.Sc. thesis, Department of Geology, Univ. de Chile, Santiago, Chile.

Sepulveda, F., 1999: Control de las variables intensivas y termodinámicas de los fluidos hidrotermales en la composición química del oro en el depósito Cerro Casale, Norte de Chile: M.Sc. thesis, Univ. de Chile, Santiago, Chile.

The deposit has also been the subject of a number of published refereed papers and conference presentations.

10.9	Geotechnical and Hydrological Studies

A number of geotechnical and hydrological studies have been completed in support of mining, feasibility, and environmental reports for Cerro Casale in the period 1997 to 2008. Work has included geotechnical assessment of infrastructure locations such as the proposed plant, waste dump and tailings sites, groundwater exploration, hydrogeological studies of the proposed Piedra Pómez well field and of Cerro Pampa in Pedernales, drainage assessments, and water and contaminant studies.

The geotechnical model for the Cerro Casale deposit is reasonably established, and is based on drill data, rock mass classification, and stability modeling carried out during the two previous feasibility studies in 1997 and 2000.

The hydrological model is based on drill data.

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Northern Chile
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10.10	Exploration Potential

Prior to cessation of regional exploration in 2000, CMC had outlined eight major prospects and deposits, one of which is Cerro Casale.

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11.0	DRILLING

Drilling on the Project property has been undertaken in a number of core and RC campaigns from 1989 to 2008 totalling 364 RC and core holes (137,871 m). No drilling on prospects or deposits other than Cerro Casale has occurred since 2000.

A drill summary for the Cerro Casale deposit is included as Table 11-1. Drill hole collars are shown in Figure 11-1.

Table 11-1: Drill Summary Table, Cerro Casale Deposit

Year	Company	Type	Purpose	Holes	Meters
1989	Anglo	Core	Exploration	2	601
1991	Bema	RC	Exploration	20	1,980
1992	Bema	RC	Exploration	13	1,670
1993	Bema	RC	Exploration	22	2,700
1993	Bema	Core	Metallurgy	6	464
1994	Bema	RC	Exploration	31	4,517
1995	Bema	RC	Feasibility Infill	67	13,479
1995	Bema	RC	Condemnation	11	1,076
1995	Bema	Core	Geotechnical, Geostatistical	11	2,740
1996	Bema	RC	Deep Oxide Exploration	20	8,139
1997	Bema	RC	Exploration	40	9,756
1997	Bema	Core	Sulphide Exploration	68	51,248
1997	Bema	Core	Metallurgy	3	453
1998	Placer Dome	Core	Exploration, Infill	15	12,311
1998	Placer Dome	Core	Geotechnical	3	2,253
1999	Placer Dome	Core	Exploration, Infill	8	6,608
1999	Placer Dome	Core	Geotechnical	4	2,752
2007	CMC	Core	Metallurgy	12	7,712
2008	CMC	Core	Infill	8	7,412
Total RC				224	43,317
Total Core				140	94,554
Total Drilling				364	137,871

Drill programs have been completed primarily by contract drill crew, supervised by geological staff of the Project operator at the time. Where programs are referred to by company name, that company was the Project manager at the time of drilling and was responsible for data collection.

Of the drill total, 129 core (92%) and 196 RC (85%) holes totalling 133,048 m were used to inform the various geological models for Cerro Casale at the time of the pre-feasibility study mineral resource and mineral reserve estimates.

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Cerro Casale Project
Northern Chile
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Figure 11-1: Cerro Casale Drill Hole Location Plan

RC drilling was used principally to test the shallow oxide portion of the deposit on the north side of Cerro Casale and to pre-collar deeper core holes. At Cerro Casale, RC holes have a range in depth from 23 to 414 m and a mode of 100 m. The average RC hole depth is 193 m.

Core drilling was used to test mineralization generally at depths >200 m. The deepest core hole is 1,473 m; core holes typically average 926 m depth.

Most RC and core holes were drilled from the SW to NE inclined at -60° to -70° to intersect the steeply south-dipping stockwork zones at the largest possible angle. Drill hole spacing varies with depth. Drill hole spacing is shallow oxide mineralization is approximately 45 m. Average drill hole spacing in the core of the Cerro Casale deposit in the interval between 3,700 m and 4,000 m is about 75 m. Drill hole spacing increases with depth as the number holes decrease and holes deviate apart. Average spacing at the base of the ultimate reserve pit is about 100 m.

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Examples of the drilled width intersections with corresponding assay composite grades are included in the deposit cross-sections in Section 9 of this Report.

11.1	Drilling Methods and Equipment

11.1.1	RC Drilling

RC drilling in 1991 was carried out by Harris y Cia using a Schramm 685 drilling rig with face-return hammer bits. This bit style ensures less sample loss and contamination between the more conventional bit and cross over.

Geotec-Boyles Brothers performed the RC drilling in the period 1992–1993 using a CSR-1000 drill rig in 1992 and an Ingersoll Rand TH-75 drill rig in 1993. Face-return hammers were also used. Bachy-Franco Chileno drilled RC holes in 1994 using tricone bits. Bachy-Franco Chileno provided one drill with tricone bits in 1995. The remainder of the RC drilling in 1995 was carried out by Terra Services using two Longyear Drilltech D40K rigs and a combination of hammer and tricone bits.

RC drills used in 1995 and 1996 were equipped with 13.3 centimetre (cm) and 13.0 cm bits.

All RC drilling was performed dry unless water injection became necessary to stabilize the hole. A large number of the RC holes drilled in 1995 and 1996 were pre-collar intervals for deeper core holes. The RC portions of these holes were sampled and assayed where mineralized.

11.1.2	Core Drilling

Core drilling in 1994 was completed by Geotec Boyles Brothers, who used a Joy 22 drill rig and NC (61 mm) core tools.

Diamond drilling increased in 1995 with employment of three rigs by Geotec-Boyles Brothers. Two Longyear 44 drill rigs and one Boytec Universal 650 drill rig were used. The Longyear 44 rigs used triple-tube HQ-3 (61 mm) and NQ-3 (45 mm) core barrels. The U-650 used a conventional double-tube HX (63 mm) core barrel. Connors Drilling performed core drilling in 1996 and 1997 with two 40HH drill rigs and one 56A drill rig. Holes were collared with HQ tools and reduced as necessary to NQ. This generally occurred at a depth of about 300 m. Holes pre-collared with RC equipment were set with HQ casing, and then drilled to completion with NQ tools.

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Placer Dome employed Connors Drilling again in 1998 and 1999 using the same drilling equipment. The same drill practices were observed as in 1997.

During 2007, Boart Longyear was employed to drill PQ size (83 mm) core for metallurgical testwork purposes.

CMC’s 2008 infill campaign was also completed by Boart-Longyear (Connors) Chile Ltda.

Transport of core boxes to the core shed was done by personnel from the company that was managing the drill program, or the drilling supervisor. Core handling logs were completed that included details for all persons involved in any step during the logging and sampling procedures.

11.2	Geological Logging

Logging of RC drill cuttings and core, followed procedures first introduced by Bema Gold and then modified somewhat by CMA and later by Placer Dome. The basic logging framework of lithologies, alteration, mineralization, and stockwork veining was retained in each campaign. Only parameters to represent intensity of attributes such as alteration and veining were modified. Ultimately, lithology and stockwork veining intensity were used as identification of ore controls for domaining in mineral resource estimation; therefore, the quality of these interpretations is the principal issue material to mineral resource estimates.

CMA used standard logging forms and entered information by hand on paper forms. These were transferred to database technicians in Copiapó where the information was transferred by hand to an electronic database. This practice was followed from 1991 to 1997.

Placer Dome geologists from 1998 to 2000 used an electronic Geolog® system (GLS) and entered logged information directly into a database. Geolog® was developed by International Geosystems Inc. and subsequently modified by Placer Dome.

The integrity of database entries was investigated by Placer Dome using proprietary “Geocheck” software, which examined the database for unique codes, mismatching hole depths in collar files and overlapping “from” and “to” intervals.

11.2.1	RC Chip Logging

CMA geologists logged cuttings from each 2 m interval at the drill site using a hand lens. Color, silicification argillization, chloritization, limonite, jarosite, manganese oxides, pyrite, stockwork intensity, and magnetite were logged in 1991 through 1995. Potassium feldspar alteration, biotite alteration, chalcopyrite, specularite, copper oxides, and hematite were added in 1995 and 1996. Sericite, bornite, chalcocite, enargite/sulfosalts, dolomite, anhydrite, barite, kaolinite, and igneous textures were added to the logging in 1996 and 1997.

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Geologists also logged rock type, grain size, oxide/sulphide ratio, and the estimated percentage of fines and clays in the sample before washing.

Intensity of alteration and stockwork veining was estimated on a scale of 0 to 5 (lowest to highest) from 1991 to 1995. This was converted to a scale of 0 to 3 in 1995 (0=0, 1 and 2 = 1, 3 and 4 = 2, and 5 = 3). The intensity scale was 0 = none, 1 = weak, 2 = moderate, and 3 = strong.

Placer Dome further modified the stockwork intensity scale to signify the estimated volume percent of stockwork veins.

Logging of the intensity of attributes is difficult with RC cuttings given that only the most resistant components are retained in a washed sample. All RC drill cuttings were re-logged with a binocular microscope by CMA in 1996 to improve the confidence in logging of oxide/sulphide ratio, oxidation state, rock type, stockwork intensity, and alteration type.

11.2.2	Core Logging

Between 1993 and 1997, CMA first photographed core at a core shack on site, then logged the core for geotechnical parameters and geology. The scales used for attributes and intensity logged was the same as for RC cuttings.

Placer Dome logged 1998 and 1999 core at site using Geolog®. Integrity of the data entered was checked by the Geocheck subroutine, which examines the data for improper codes and mismatched intervals. Placer Dome used the same geological codes as CMA. Major intervals of lithology, alteration, and stockwork intensity could not exceed 15 m (but could be repeated). Core was photographed both conventionally and digitally.

Placer Dome modified logging of stockwork intensity in 1998 by excluding gypsum veinlets in the estimation. This was done by selectively relogging core and RC cuttings from the central portion of the deposit and by incorporating results from detailed surface mapping. Veinlet stockwork intensity (minus gypsum veinlets) was combined with lithology to produce the final domains for resource estimation.

Core from both the 2007 metallurgical campaign and 2008 infill drill campaign was logged using logging forms that captured information consistent with the historical campaigns, and then was entered into Microsoft Excel® (Excel) spreadsheets, reviewed by the supervising geologist, and subsequently compiled into the geological and mineral resource models. However, the assay data for the metallurgical campaign of 2007 were not incorporated into the resource model given different assay intervals as was necessary for selectively intact (unsplit/unassayed) core for certain metallurgical test work. The analytical data for the 2008 infill drilling campaign was incorporated into the resource model.

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11.2.3	Geotechnical Logging

Geotechnical logging prior to 1998 was performed only on select holes. Vector Engineering logged lithology, core recovery, rock quality description (RQD), joint frequency, joint condition, degree of breakage, degree of weathering and alteration, and hardness for holes CCD007, CCD008, CCD009, CCD011, CCD012, and CCD013. CMA personnel logged RQD, core recovery and fracture frequency for CCD062 to CCD088.

Placer Dome logged all 1998 and 1999 core for core recovery, degree of breakage, RQD, and magnetic susceptibility. Geotechnical holes GT-001 to GT-006 were also logged for degree of hardness, weathering, and alteration index, fracture conditions, joint conditions, number of fractures, and number of veins. Data were evaluated by Piteau Associates to provide guidance for pit designs.

The 2007 metallurgical and 2008 infill drill core was also logged geotechnically on paper logging forms which were reviewed by the supervising geologist, and then subsequently compiled into Excel spreadsheets for digital compilation. These forms applied a geotechnical logging protocol for PQ3 and HQ3 diamond core. The logging included documentation of RQD data plus total core recovery; crush and fracture zones: type, density and intensity; vein zones: type, density, intensity, plus veinlet filling mineralogy, thickness, and contact character; wallrock alteration type and intensity adjacent to fractures, veinlets and crush zones; roughness coefficient on fracture surfaces, GSI resistance; and wallrock lithology.

11.3	Core and RC Recovery

Core recovery and RC sample weights were not reviewed in Placer Dome’s 2000 feasibility study. Core recovery values and RC sample weights do not appear to have been routinely digitized and added to the general drill hole database.

Drilling contracts required in excess of 90% recovery for payment. As part of the 2008 pre-feasibility study that is the subject of this Report, AMEC randomly inspected drill logs and noted general high core recoveries (>95%) in mineralized intervals. In addition, randomly inspections of core in both Placer Dome and CMA core storage facilities at the Project site showed high recoveries and infrequent intervals of broken core.

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Northern Chile
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Recoveries during the 2008 infill campaign were acceptable, with an average of 98% overall.

11.4	Drill Hole Collar Surveys

Drill hole collars are clearly marked with rebar or wooden posts cemented in the top of the hole, with metal drill hole identification tags. Markers for a moderate number of holes were destroyed by construction of additional drill roads on steep hillsides after the original holes were surveyed. Contreras Topografía Limitada surveyed each hole from 1993 to April 1996 using a theodolite. CMA acquired a Wild T2 theodolite and Wild D13000 laser distance meter in 1996 and surveyed the remaining hole collars. The survey reference datum is the 1956 Preliminary South American Ellipsoid (PSAD56) and the Canoa datum. Control was extended by third-order triangulation from a Chilean military post 15 km south of the Project.

CMA acquired an Ashtech SCA12, geodetic-grade, global positioning system (GPS) in 1993, and used this to survey drill holes and roads. All holes after CC221 and DD043 were surveyed with this GPS.

Placer Dome surveyed holes drilled in 1998 and 1999 with a GPS, but there is no record as to whether the GPS was a geodetic-grade instrument or a less accurate GPS unit.

The 2007 metallurgical and 2008 infill campaign drill holes were surveyed in 2008 in conjunction with a comprehensive re-survey of all prior existing drill collars, in turn as part of the Geovectra S.A. internal due-diligence review. Geovectra subcontracted the collar survey to E.G.V. y Cia. Ltda. of Santiago, professional surveyors, which used a TOPCON differential GPS, model HIPER PRO, with TPS antenna receiver. The survey was tied-into the local established project survey control points as well as the government regional control points, four base stations simultaneously, and with resultant precision of 5 mm.

11.5	Downhole Surveys

Holes drilled in 1993 and 1994 were not originally surveyed downhole. In 1995 and 1996, CMA used a Tropari® instrument to measure downhole azimuths and dips on 50 m intervals. Few of the previous holes could be re-entered due to caved collars where casing had been removed. Tropari® readings showed that some holes deviated significantly downhole from the original collar azimuth and dip set-up. CMA hired a contractor to resurvey all accessible holes with a Sperry Sun® multi-shot camera. The multi-shot surveys confirmed the deviations obtained by Tropari® surveys.

The magnetite content of quartz stockwork vein zones can significantly affect readings of azimuth with a compass tool such as a Tropari® or Sperry Sun® multi-shot camera.

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Northern Chile
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For this reason, Tropari® and Sperry Sun® multi-shot azimuth readings that deviated significantly (approximately 10° or more) from the adjacent reading up hole were removed from the survey database.

In addition, a large number of Tropari® azimuth readings were discarded because it was determined that there was an operator error in reading the instrument.

In 1996, CMA contracted Silver State Surveys of Elko, Nevada to survey all accessible holes using a north-seeking gyroscope. A small drill rig was used to attempt to open previous holes with depths >200 m. Holes were resurveyed with the gyroscope at 50 m intervals. Forty-six holes were surveyed with a gyroscope at this time.

Most of the 131 holes drilled by CMA in 1996 and 1997 were surveyed by Silver State Surveys or by Comprobe Surveys of Santiago with a north-seeking gyroscope. Approximately six holes were surveyed with a Sperry Sun® single-shot camera by Connors Drilling.

Placer Dome contracted Comprobe to survey all holes drilled in 1998 and 1999 with a gyroscope.

A total of 151 drill holes out of the entire pre-feasibility study list of 364 drill holes do not have downhole surveys. A majority of these are RC holes <200 m deep that were drilled in oxide mineralization. Hole deviation in shallow drilling is minimal, and given the large scale of the proposed mining operation, Kinross is of the opinion that the lack of survey data in these RC holes should not have any significant impact on the local mineral resource estimate.

For the metallurgical drill campaign of 2007 only 25% of the holes were surveyed down-hole, and by Comprobe using a digital gyroscopic down-hole tool. However the other metallurgical holes had already caved as of the end of the campaign when the down-hole logging equipment attempted to re-enter the remaining holes.

For the 2008 infill campaign the holes were surveyed while the drill rod was still in the hole, also by Comprobe using a digital gyroscopic down-hole tool, successfully for all of the 2008 infill holes.

Declination corrections have been applied to the downhole survey data as required.

11.6	Geotechnical Drilling

To date, about 15 geotechnical and hydrological drill holes have been completed. Holes were drilled in the period 1995 to 1999 to provide raw data for the hydrological and geotechnical portions of the pre-feasibility study. Additional drilling is planned for the feasibility study.

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Cerro Casale Project
Northern Chile
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11.7	Comment on Drill Programs

Figures 7-3 and 7-4, 9-1, 9-2, 9-5 and 9-6 are drill sections, oriented northwest, through the thickest portion of the deposit at 850E. On these sections, the bulk, low-grade nature of the deposit is well illustrated, together with the association of higher gold and copper grades with alteration intensity.

The sections display typical drill hole orientations for the deposits, show summary assay values using colour ranges for assay intervals that include areas of non-mineralized and very low grade mineralization, and outline areas where higher-grade intercepts can be identified within lower-grade sections. The sections confirm that sampling is representative of the gold grades in the deposits, reflecting areas of higher and lower grades.

Kinross considers that drill orientations at Cerro Casale are appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area. Drill orientations are shown in the above sections, and can be seen to appropriately test the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.

Figure 11-1 displays the locations of the drill holes within the Cerro Casale deposit. The size of the sampled area is representative of the distribution and orientation of the mineralization.

No factors were identified with the data collection from the drill programs that could affect mineral resource or mineral reserve estimation for the Cerro Casale deposit.

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Northern Chile
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12.0	SAMPLING METHOD AND APPROACH

As regional exploration data such as geochemical and trench data are not used to support the mineral resource estimation at Cerro Casale, sampling methods and approaches for these data are not discussed.

12.1	RC Sampling

Sample collection and handling of RC drill cuttings and core was done in accordance with industry standard practices, with procedures to limit sample losses and sampling biases. Drilling in 1991 to 1996 was primarily done with RC equipment with hammer or tricone bits. Hammers used face-return bits to limit sample losses from a conventional crossover. Tricone bits, by their basic design, are centre-return tools.

The majority of RC holes to 1995 are 250 m depth or less. RC holes drilled in 1996 and 1997 targeted deeper oxide mineralization and were as deep as 414 m.

A variety of sample collection equipment and procedures were used. Drilling was done dry unless water injection for hole conditioning was necessary. From 1991 to 1995, a double cyclone system was used. A primary sample was obtained by running the discharge from the primary cyclone through a Gilson splitter. The discharge from the secondary cyclone was then added to the primary sample using the same Gilson splitter. One discharge hopper on the Gilson splitter was then split again until a final sample from 4 kg to 6 kg was obtained. This sample was placed in a numbered plastic bag and designated for either assay or for a metallurgical split. Metallurgical splits were stored in Copiapó.

RC drilling in 1996 and 1997 used a single cyclone and a Gilson splitter. Final sample weight was 4 kg to 6 kg.

Two meter sample intervals were used in 1991 to 1994, which resulted in sample intervals crossing rod changes when Imperial 20 ft (6 m) drill rods were used, or matching intervals when 6 m drill rods were used. After 1994, 5 ft (3 m) sample intervals were used with 20 ft drill rods and 2 m intervals were used with 6 m drill rods.

CMA measured weight recovery based on the final sample weight and number of splits.

A rotary wet splitter was used when water injection was required because of perched water zones or hole conditions. The rotary splitter was adjusted to produce a 4 kg to 6 kg final sample, which was discharged into a porous, Olefin® bag. Less than 1% of samples were collected wet. Weight recovery was not measured for wet samples.

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Northern Chile
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12.2	Core Sampling

Core drilled in 1993 (6 holes) was obtained for metallurgical sampling and was not assayed for resource estimation. Cores (11 holes) drilled in 1995 and early 1996 were placed in covered, wooden boxes at the drill rig by CMA personnel, and moved to a covered, secure logging facility at the Project camp. Core was logged and marked out into 2 m lengths for sampling. Select samples approximately 5 cm long was removed for density measurements.

Core obtained in 1995 and 1997 by Bema was cut in ⅔ and ⅓ portions with a diamond saw. The ⅔ portion was placed in double plastic bags with a stapled sample number ticket and then sent by truck to Bondar Clegg (now ALS Chemex) in Copiapó for preparation. Samples were delivered to Copiapó two to three times per week. Samples weighed from 12 kg to 14 kg. The ⅓ portion was retained in wood core boxes for reference. These procedures were continued for the remainder of CMA core drilling in 1996 and 1997; except that core was transported in open boxes to the camp logging and cutting facility. All work was done by CMA personnel. Procedures were in accordance with standard industry practices.

Placer Dome used similar procedures for core drilled in 1998 and 1999. Core was delivered to a core and storage facility at the Project camp in covered, wooden boxes. The core was marked in 2 m intervals after being photographed and logged, and then cut in half with a diamond saw. One-half was sent to Bondar Clegg in Copiapó for sample preparation and assaying. The other half was used as metallurgical samples or retained in the original core box. A majority of second splits of mineralized intervals in 1998 and 1999 core were sent as metallurgical samples and not available for reference. Sampling performed by Placer Dome conformed to industry standard practices.

For the 2008 infill program core was delivered to the onsite core and storage facility at the Project camp in covered, wooden or metal core boxes. The core was marked in 2 m intervals after being photographed and logged, and then sawed in half lengthwise with a diamond saw. One-half was sent to ACME Analytical in Santiago for sample preparation and assaying. The other half was retained in the original core box. Intermittent duplicate samples were cut from the remaining half-core (half of the half), similarly sawed lengthwise and submitted blindly to the laboratory. Sampling performed by CMC in 2008 conformed to industry standard practices.

12.3	Comment on Sampling

All collection, splitting, and bagging of RC and core samples were carried out by either CMA or CMC personnel as applicable at such time.

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Cerro Casale Project
Northern Chile
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Sampling has been performed using industry standard methods, and undertaken in accordance with industry standard practices.

The sampling has been undertaken over a sufficient area to determine deposit limits, and the data collected adequately reflects deposit dimensions, true widths of mineralization, and the style of deposit. The samples are representative of the mineralization, and respect the geology of the deposit. Controls on mineralization are discussed in Section 9 of the Report, and the geological setting of the deposit in Section 7.

No sampling bias has been identified in any of the drill programs. Kinross is not aware of any drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the analytical results based on the sampling programs.

The sample intervals are considered to be adequately representative of the true thicknesses of mineralization and are considered to be adequate for use in mineral resource and mineral reserve estimation.

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Northern Chile
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13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1	Analytical Laboratories

A number analytical laboratories performed analyses on core and RC samples from the Cerro Casale deposit during the period 1989–2008. These are summarized in Table 13-1, with laboratory certifications, if known.

The majority of the sample preparation for Cerro Casale has been performed by an independent laboratory, Bondar Clegg (now ALS Chemex), in Copiapó, Chile; no sample preparation has been undertaken by any of the joint venture partners or operating companies.

Original assays have been performed by independent laboratories throughout the Project’s history. During the period 1998 to 2000, some check assays were performed by Placer Dome’s internal research laboratory.

13.2	Sample Preparation

13.2.1	RC Samples

RC samples collected in 1991 to 1994 were sent to Bondar Clegg Laboratories in Copiapó for preparation. Bondar Clegg dried each sample, and then crushed the entire sample in a Links mill to between -60 and -80 µm. A 150 g split obtained from a riffle splitter was pulverized to 100% passing 150 micrometers (µm) in a Tema mill.

Assaying of sample pulps were done by Monitor Geochemical Laboratory in Elko, Nevada.

In 1995, RC samples were shipped to ACME Laboratories in Santiago where the entire sample was dried and weighed prior to being crushed to -10 µm. Specifications for the crushing quality are not documented. A 1 kilogram (kg) split was pulverized to -150 µm in a ring-and-puck mill. Specifications for percent passing 150 µm are not documented. ACME performed the assays in Santiago.

In 1996 and 1997, RC samples were delivered to either Bondar Clegg or SGS Laboratories in Copiapó for preparation. Bondar Clegg was the principal preparation laboratory and SGS handled overflow work, which comprised 39% of the samples.

Entire samples were dried and weighed, then crushed in a Rhino jaw crusher to -10 µm. The percent passing this specification is not known. One kilogram of material was pulverized to -140 µm in a ring-and-puck mill. This product was blended and split into four 200 g samples. Three pulps were stored and one was sent to ACME laboratories (ACME) in Santiago for assay.

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Northern Chile
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Table 13-1: Laboratory Summary

Laboratory	Period Used	Work Performed	Certification	Comment
Bondar Clegg, Copiapó, Chile	1991–1994; 1996–1997 1995–1999	RC sample preparation Core sample preparation	Unknown	ALS Chemex, the current owners of the former Bondar Clegg laboratories, is a private, diversified, international analytical laboratory group. Certification of laboratory during the 1990s is unknown
Monitor Geochemical Laboratory, Elko, Nevada, USA	1991–1994	RC sample analysis	Unknown
ACME Analytical	1995	RC sample preparation	Currently	Canadian-owned and operated private company.
Laboratories, Santiago,	1995–1997	RC sample analysis	ISO 9001:2000	Certification of laboratory during the 1990s is unknown
Chile	1995–1998, 2007	Core sample analysis
SGS Laboratories,	1996–1997	RC sample preparation Core	Unknown	SGS is a private company with 10 different business sectors. It offers a range of analytical services. Certification of laboratory during the 1990s is unknown
Copiapó, Chile	1996–1997	sample preparation. Primarily overflow laboratory for campaigns where Bondar Clegg was primary preparatory laboratory
Placer Dome Research Laboratory, Vancouver, Canada	1998	Reanalysis of 10% of core samples assaying >0.1 g/t Au	Not certified
Bondar Clegg, La Serena, Chile	1999	Core sample analysis	Currently ISO 9001:2000 and ISO 17025:1999	ALS Chemex, the current owners of the former Bondar Clegg laboratories, is a private, diversified, international analytical laboratory group.
				Certification of laboratory during the 1990s is unknown
ACME Analytical laboratories, Santiago, Chile	2008	Core sample analysis	Currently ISO 9001:2000	Core was sawed in half onsite and sampled to 2- metrer intervals, picked up onsite by ACME and trucked to their laboratory in Santiago

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Northern Chile
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13.2.2	Core Samples

CMA and Placer Dome sampled core on nominal 2 m intervals, making a 12 to 14 kg sample for the CMA core (⅔ core) and a 9 to 12 kg sample for the Placer Dome core (½ core).

Core samples from drilling in 1995 and 1996 were shipped to Bondar Clegg in Copiapó. The entire sample was weighed, dried and crushed to -10 µm in a Rhino jaw crusher. The entire sample was then further crushed in 1 kg batches to -80 µm in a 1.5 kg ring-and-puck pulverizer. These were homogenized and then a 250 g split was obtained with a riffle splitter. This split was pulverized to -150 µm in a smaller ring-and-puck mill. Specifications for percent passing each mesh size are not documented.

Standards and duplicates were prepared by Bondar Clegg personnel and were included in shipments of pulps to Acme Laboratories in Santiago.

In 1996 and 1997, core samples were prepared by Bondar Clegg or SGS in Copiapó. SGS handled overflow comprising about 20% of core samples. Samples were crushed to -10 µm in a Rhino jaw crusher, blended and split to 1 kg. The split was pulverized to -140 µm in a 1.5 kg capacity ring-and-puck mill. Four samples of 200 g each were split from the pulp. One pulp was sent to ACME in Santiago for assay. The other three pulps were stored in Copiapó at CMA facilities.

Placer Dome core samples in 1998 were prepared at Bondar Clegg in Copiapó. The entire sample was weighed on an electronic scale and dried at 100°C to 120°C. The entire sample was then crushed to 100% passing 10 µm in a Rhino jaw crusher. The entire sample was crushed in 1 kg lots to 100% passing 80 µm in a LM-2 ring-and-puck pulverizer. The samples were homogenized and split to 260 g using a riffle splitter. The final split was pulverized to -160 µm in a LM-2 ring-and-puck mill. Reject was stored. Pulps were sent to ACME Laboratories in Santiago for assay.

In 1999, Bondar Clegg prepared samples in Copiapó and sent pulps for assay at their facility in La Serena. Sample preparation consisted of drying the entire sample at 60°C, then crushing it to 75% passing 10 µm in a Rhino jaw crusher. A 1 kg split was then obtained using a Jones riffle splitter. This was pulverized to 95% passing 150 µm in a LM-2 ring-and-puck mill. Two pulps of approximately 250 g each were split from the pulp. One pulp was sent for assay; the other pulp was stored.

With the exception of core preparation in 1999, the methods for contamination control in sample preparation are not documented. In 1999, supposedly the preparation laboratory cleaned the jaw crusher and ring-and-puck pulverizer with compressed air between each sample and with quartz after every 10 samples. Sieve specifications were checked every 20th sample. Assays of blanks for the eight core holes drilled in 1999, however, show evidence of contamination.

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Northern Chile
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Sample preparation protocols generally conform to industry standard practices although the final sample aliquot for RC samples in 1991 to 1994 (150 g) is very small for a gold deposit. A review of assay QA/QC by MRDI (1997a) shows that in this period the precision was worse than subsequent years when a larger sample pulp was prepared. This affected 86 shallow RC holes. The subsequent protocols of crushing of at least 1 kg to -150 µm are considered more appropriate.

Acme in Santiago prepared and analyzed the samples for the 2007 metallurgical and the 2008 infill campaigns. Preparation consisted of drying the entire sample at 60ºC, and crushing all to -10mesh in a standard jaw-crusher. The entire -10 mesh sample was riffle-split down to a 500 kg split, which was pulverized in counter-rotation (“Biko-type”) steel disk pulverizer, to 95% -150 mesh. This 500g pulp was homogenized and split to produce a 200-gram (g) pulp which was saved in a single envelope, and the analytical splits were taken from this 200-g envelope. Both pulps and rejects were recovered from the laboratory. CMC submitted blind certified standards, duplicates, and blanks as control on QA-QC procedures, and also compiled the statistical details of laboratory internal QA/QC evaluation during sample analysis. The preparation procedures conform to industry standard practices.

13.3	Assaying

Monitor Geochemical Laboratory in Elko, Nevada performed assays of RC samples in the period of 1991 to 1994. Gold and silver were determined by fire assay with a one assay-ton (29.166 g) sample and gravimetric finish. Copper assays were completed on an unspecified sample weight (possibly 1 g) with atomic absorption spectrometry (AA) after an aqua regia digestion. Detection limits are not documented, although the gold and silver fire assay method should have a lower detection limit of ≥0.02 g/t Au.

Acme in Santiago performed assays in 1995 to 1998. Gold was determined on a one assay-ton sample by fire assay, with an AA finish. Samples exceeding 3 g/t Au were re-assayed with a gravimetric finish. Gravimetric results were reported to CMA for samples re-assayed after initial AA analyses. Copper and silver were determined by AA after an aqua regia digestion of a 1 g sample. The lower detection limit for Au was 0.01 g/t.

Bondar Clegg La Serena performed the assays in 1999. Gold was determined by fire assay of a one assay-ton sample, with an AA finish. Copper and silver was determined by AA after aqua regia digestion of 1 g of pulp. The lower detection limit for gold was 0.01 g/t.

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Northern Chile
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Samples from the 2008 infill/confirmation campaign were submitted to ACME laboratories in Santiago for analysis:

	●	Au (FA with AA finish); Ag, Cu, Au_solCN, and Cu_solCN All by AA;

	●	A quantitative inductively-coupled plasma (ICP) suite of 34 elements to include deleterious trace elements.

Detection limits for the analysis were:

	●	Au:	5-10,000 ppb

	●	Ag:	0.5-100ppm

	●	Cu_tot:	0.001 – 30%

	●	Au_CN:	0.01 ppm

	●	Cu_CN:	0.001%

The ICP Elements assayed for were:

Mo, Cu, Pb, Zn, Ag, Ni, Co, Mn, Fe, As, U, Au, Th, Sr, Cd, Sb, Bi, V, Ca, P, La, Cr, Mg, Ba, Ti, B, Al, Na, K, W, Hg, Sc, Tl, S, Ga, Se

Kinross considers that assay methods conform to industry standard practices for this type of deposit and for the elements of interest.

13.4	Quality Assurance and Quality Control

13.4.1	RC Sampling

Duplicate samples and geochemical standards have been inserted into the sample series since the inception of CMA’s RC drill programs in 1993. The number of quality assurance and quality control (QA/QC) samples and the procedures for submitting them varied throughout the years. Approximately one in ten samples submitted to laboratories for holes CCC001 to CCC086 were control samples (one standard and one rig duplicate per run of twenty).

From 1991 to 1994 (86 holes), Monitor Geochemical Laboratories inserted standards internally and CMA submitted RC rig duplicates for second analyses.

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Northern Chile
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From 1994 forward, standards and duplicates were added to sample shipments at the sample preparation facilities in Copiapó and arrived blind to the analytical laboratory. Holes CCC087 to CCC224 contained one standard or blank and one duplicate per fifteen samples. Preparation and assaying were handled by the same laboratory for holes CCC087 to CCC184. Although Acme ultimately inserted the QA/QC samples into the sample stream, the laboratory was unaware of which of four standards or blanks was being utilized at any time. Duplicate samples were inserted at site, and therefore were blind to Acme. All standards, duplicates, and blanks were inserted by CMA personnel in Copiapó for holes CCC185 to CCC224, and were therefore blind to Acme. In all cases, the QA/QC samples were submitted either at random within a specific number of samples, or at specific intervals based on meterage.

13.4.2	Core Sampling

Core holes CCD001 to CCD006 were not assayed, but instead were evaluated as metallurgical samples. All subsequent drill core programs were subject to QA/QC procedures. Approximately one in ten samples was submitted for QA/QC for holes CCD007 to CCD017 (one standard and one duplicate per twenty samples). Two sample tags were attached to the sample intended for duplication as a guideline for the preparation facilities, and CMA provided the standard and blank. All QA/QC samples arrived at the analytical laboratory blind, as they were inserted into the sample stream by the preparation facility in Copiapó.

Sample streams for holes CCD018 to CCD088 contained one standard and one duplicate per 15 samples. One in forty samples was a field blank. As before, duplicates were identified to the preparation facility by attaching two sample tags to one sample bag. CMA personnel inserted the field blanks and standards into the sample stream. The blanks were inserted before preparation, whereas the standards were inserted after CMA received all prepared samples from the preparation facility. The location of the QA/QC samples within the sample series remained hidden from the analytical laboratory. In all cases, the QA/QC samples were submitted either at random within a specific number of samples, or at specific intervals based on meterage.

Three QA/QC samples (one blank, one standard, and one duplicate) were inserted on site by Placer Dome personnel in each batch of 20 samples for drill holes CCD089 to CCD103 and drill holes GT-001 and GT-002. The control samples were inserted on a random basis within the sample batch. Holes CCDI04 to CCD111 and GT-003 to GT-004 received two standards, two duplicates, and two blanks for each batch of 40 samples. As before, the QA/QC samples were submitted on site in random order by Placer Dome personnel.

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Northern Chile
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In addition to these control samples, approximately 10% of the samples with Au assays >0.1 ppm were sent for check assay at Placer Dome’s Research Centre in Vancouver, Canada.

For the 2007 and 2008 drilling campaigns commercial certified standards were inserted every 12 samples, and duplicates and blanks were inserted every 20 samples.

13.4.3	Standards

CMA manufactured 18 geological standards over the life of the Cerro Casale drilling program. Standards were made by sorting -10 µm reject drill material by grade, and compositing similar grade and mineralogical samples into bulk samples. Standards 1-6 were pulverized to 100% -150 µm by SGS Laboratories, Santiago, and then homogenized. Standards 7-18 were similarly prepared and homogenized by Bondar-Clegg Laboratories at Coquimbo, Chile. Numerous splits of each standard were sent to a number of laboratories for round robin analysis. Results of this round robin analysis were used to calculate the accepted mean and standard deviation for each standard. The upper and lower acceptable limits were taken as ±2 standard deviations about the mean concentration for both copper and gold.

Standard results were plotted on time series charts, and out-of-range samples noted. In total, 2,088 submissions of gold standards and 2,065 submissions of copper standards were used with drill core samples of which 8 gold standards (0.38%) and 28 copper standards (1.4%) were out of limits. Batches with standards outside ±2 standard deviations were re-assayed. Two standards (9 and 10) were found to be inhomogeneous.

Four standards and two blanks were used in the 1998 QA/QC program. The standards used were the same as those employed during the previous drilling campaigns by CMA and are of mineralized material from Cerro Casale.

The QA/QC program for the 1999 assaying consisted of insertion of control samples into the sample stream before to preparation and assay. As with 1998, three types of control samples were randomly inserted into every “batch” of 20 samples, consisting of one standard, one blank, and one duplicate. In addition to these control samples, approximately 10% of the samples were sent for check assay.

During the 2007 metallurgical and 2008 infill drill campaigns, the sample standards used were purchased from CDN Resource Laboratories Ltda. The certified standards were packaged in 100-g kraft envelopes and included the following: CDN-CGS-11, CDN-CGS-12, CDN-CGS-1, CDN-CM-2, CDN-CGS-15, CDN-CGS-18.

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Northern Chile
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13.4.4	Blanks

Field blanks, consisting of coarse gravel-sized, non-mineralized crushed rock were inserted into the sample stream at the Cerro Casale site during the period 1991 to 1997. These field blanks were blind to the assay laboratory, and were subjected to the entire sample preparation and analytical procedure.

The blanks used in the 1998 and 1998 QA/QC programs were of two types. One was a prepared blank and the other was a field blank of unmineralized volcanic rock obtained from exposures southwest of the Project area.

For the 2008 infill drill program, the blank material was the same field blank as was used for the 1998 QA/QC program: a field blank of unmineralized volcanic tuff from exposures over 30 km to the southwest of the Casale district, in an area of entirely unmineralized lithologies.

13.5	Density/Specific Gravity

Measurements of bulk density were carried out during the 1995 and 1996 core drilling campaign by E.C. Rowe and Associates, by Kappes, Cassiday and Associates (KCA) during the 1996 and 1997 deep sulphide core drilling campaign, and by Placer Dome in 1998. A total of 1,051 density measurements were obtained from drill core of mineralized and waste units in these three drilling periods.

E.C. Rowe and Associates obtained bulk density measurements for 55 samples of oxide and sulphide mineralization using American Standard Testing Materials (ASTM) Method C97. This method involves weighing a dried sample of core, immersing it in water to fill pore spaces, and then reweighing the core in both air and water. The method may overestimate bulk density when the rock is porous. MRDI (1997a) checked the method for 30 oxide samples by using a wax-coating, water immersion method (ASTM C914) performed by Rock Tech Laboratories in Salt Lake City, Utah, and found the initial measurements to be reliable.

A total of 117 core samples of deep sulphide mineralization were measured for bulk density by KCA in Reno, Nevada using a natural density method on non-sealed samples. Forty of these samples were checked by MRDI using the wax-coated, water immersion technique (ASTM C914-95). Results did not compare well with KCA’s measurements (MRDI 1997a). The remaining 77 samples were measured with the ASTM C914-95 method and values obtained by KCA were not used.

An additional 22 samples of mineralized granodiorite porphyry were measured by Lakefield Laboratories in Santiago using the ASTM C914 procedure.

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Placer Dome selected 673 core samples from 1998 holes for bulk density measurements. A 10 cm sample of un-split core was taken at 20 m intervals downhole in drill holes 98CCD090 to 98GT02a. Dried core was weighed in air on a balance, and then weighed in water. The difference in weight between the two measurements represents the water volume of the sample. The dry weight divided by the volume is the density. Samples were considered to be non-porous so they were not coated with wax. This was generally confirmed by MRDI tests of E.C. Rowe and Associates measurements in 1997 (MRDI 1997a).

Good agreement was found between earlier density measurements and those obtained in 1998. Placer Dome performed a statistical evaluation of the bulk density by lithology, alteration, stockwork intensity, and degree of oxidation. Of these parameters, degree of oxidation appears to be the main control to bulk density followed by lithology. Densities increase with depth; however, this is essentially measuring the change of the degree of oxidation. Density values used for tonnage estimations are presented in Table 13-2, which presents the average specific gravity values by oxidation category.

This approach to categorizing density assignments is appropriate because it incorporates differences between key rock types (intrusives, breccias and non-intrusives; oxidation state) and differences between non-mineralized and mineralized rock (stockwork intensity).

Verification of the specific gravity was undertaken by Geovectra during 2008. The density of 771 core samples, representing the majority of the rock types of the Cerro Casale deposit, was measured using the ASTM C97 procedure and compared with the corresponding specific gravity assigned in the block model. A comparison was made between the Geovectra-measured and the assigned block model values. The overall coincident vale of 2.61 t/m3 indicated that there was no bias between the method used by Geovectra and those used to build the block model values. Geovectra concluded that the bulk tonnages estimated with the pre-feasibility study specific gravity model for Cerro Casale could be regarded as reliable and free of global bias (Geovectra, 2008).

Kinross concluded that density measurement methods are therefore suitable to support mineral resource and mineral reserve estimates and were carried out with protocols conforming to industry standard practices.

13.6	Databases

Historical databases include detailed geological and geotechnical logging, assays and density measurements. The entire database includes 23 fields for geological attributes and five fields for assays (gold, silver, total copper parts per million (ppm), and total copper percent and sample weight).

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Northern Chile
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Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. During the 1991 to 1993 period, geological data were entered into spreadsheets in a single pass by CMA personnel in Copiapó. The 1994 geological information was entered twice and corrected by MRDI in San Mateo, California. CMA staff in Copiapó used dual entry of data between 1995 and 1997. Placer Dome converted all databases to Geolog® format and then entered all geological logs directly into this system without a paper log step.

During the 2008 drill campaign, geological data was logged by geologists (geological data) and geotechnicians (geotechnical data) on paper forms, checked by the supervising geologist, and then entered into Excel spreadsheets. These were re-checked again by the supervising geologist and then forwarded digitally to the modeling personnel for incorporation into the geological and mineral resource models.

With the exception of one period of drilling, assays were received electronically from the laboratories and imported directly into drill hole database spreadsheets.

Table 13-2: Specific Gravity Summary Table

		Percentage Samples (%)	Density (g x cm3)
Description	Samples (#)		Mean	Std. Dev.	Min	1Q	Median	3Q	Max	CV
All Zones	1,051	—	2.60	0.16	2.07	2.50	2.61	2.70	3.12	0.06
Sulphide	852	81.1	2.64	0.15	2.07	2.55	2.65	2.72	3.12	0.06
Mixed	53	5.0	2.48	0.12	2.13	2.40	2.50	2.57	2.67	0.05
Oxide	146	13.9	2.44	0.12	2.07	2.37	2.44	2.52	2.92	0.05

Paper records are kept for all assay and QA/QC data, geological logging and bulk density information, downhole and collar coordinate surveys. All paper records are filed by drill hole in the Copiapó office of CMC for quick location and retrieval of any information desired. Assays, downhole surveys, and collar surveys are stored in the same file as the geological logging information; all is stored and indexed by drill hole.

The original digital data files for assays, down-hole surveys, geological and geotechnical logging, etc. are similarly are stored on the server in the Copiapó office of CMC, for easy access as may be necessary.

In addition, sample preparation and laboratory assay protocols from the laboratories are monitored, compiled, and kept on file in the Copiapó office of CMC.

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Northern Chile
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Digital data are regularly backed up.

13.7	Sample Security

Sample security was not generally practiced at Cerro Casale during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked sample dispatch facility. Sample collection and transportation have always been undertaken by company or laboratory personnel using company vehicles. Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.

For the 2007 and 2008 drilling campaigns CMC maintained custody all sample materials at the on-site Project facility, and all analytical samples were delivered directly into the custody of the analytical laboratory, Acme, which sent their own truck to pick up samples onsite at Casale on a routine basis Similarly the rejects and pulps were returned by the analytical laboratory via laboratory trucks, and were received by CMC personnel for subsequent storage onsite. No third parties bore custody of the samples at any moment.

Half and one-third core retained after sampling for all holes is presently stored in permanent metal buildings at the Project site and is on well-organized and well-maintained core racks.

Cores from metallurgical holes were consumed and are not available for inspection.

13.8	Comment on Sampling

Steps taken to verify the sampling and analytical data are discussed in Section 14 of this Report. As a result of the verification, the QP believes that the quality of the gold and copper analyses is reliable, and able to support mineral resource and mineral reserve estimation. Sample preparation, analytical and QA/QC procedures have been undertaken by independent laboratories over the duration of the drilling programs. The only exception is check analyses that were performed by Placer Dome’s internal research laboratory in 1998 and 1999.

Data incorporated in databases have been checked for errors, and the database is considered sufficiently error-free to support mineral resource and mineral reserve estimation.

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Northern Chile
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Although drill campaigns from 1989 to 2000 were completed prior to current sample security standards, the QP is of the opinion that no sample or database tampering has occurred. Sample security procedures for the 2008 drilling were in accordance with industry norms.

Current sample storage procedures and storage areas are consistent with industry standards.

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14.0	DATA VERIFICATION

14.1	Topographic Verification

Geovectra (2008) audited the topographic control base of the Project, which is in UTM coordinates and applies the Provisional South American Datum of 1956. Geovectra concluded that there is a uniform offset of coordinates by +36.14 m north, -20.97 m east, and +3.45 m elevation. However, these offsets appear to be uniform for the Project area, and so data remains internally consistent throughout despite this global discrepancy. The current high-precision resurvey (see Section 10.1) of the entire Project area should resolve the issue.

14.2	Drill hole Data Verification

Drill data reviews have been undertaken by three external companies between 1997 and 2008. Findings are discussed in the subsections below.

14.2.1	MRDI (1997)

MRDI (1997a) reviewed RC sample weights for holes drilled through 1996 and found no relationship between copper grades and recovery. Similarly, gold showed no relationship to recovery in oxide intervals. The average grade of gold in sulphide mineralization, however, increases with recovery below 75%. The number of samples (654) of sulphide mineralization with less than 75% recovery is approximately 3% of the RC sample intervals; therefore, this bias does not materially affect resource estimates.

MRDI (1997b) checked all drill collar coordinates and elevations against their plotted position on topography and found no drill holes with discrepancies greater than the accuracy of the topographic survey.

14.2.2	AMEC (2004)

During 2004, as part of the compilation of the 2004 technical report, AMEC inspected drill core for CCD096, CCD066, CCD067, and CCD068. All core for these holes were cut in half with a diamond core saw. Rock quality was high and few intervals of broken or ground-up core were observed. AMEC found the logging to be professional and representative of the lithology, alteration, and stockwork veining present (Smith, 2005).

AMEC also randomly inspected about 50 boxes of older core in a separate storage facility to inspect the general condition of the core and core recovery. Rock quality was found to be generally high with few intervals of strongly fractured rock and poor core recovery (Smith, 2005).

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AMEC checked three drill sites on the surface relative to their plotted position on a detailed drill collar location map and found the positions in the field to be consistent with the map (Smith, 2005).

AMEC reviewed deviations incurred in holes 200 m deep and less and found that, with two exceptions, the drill holes deviated no more than 10 m from a straight-line projection. Deviations beyond 200 m increased significantly (Smith, 2005).

AMEC also inspected downhole survey results for anomalous azimuth changes that may have been caused by interference from magnetite in the mineralization. Only holes inclined at <80° were inspected because significant changes in azimuth can occur in near vertical holes without any material effect. Four inclined holes were found with changes in azimuth >10° in short distances (10 m to 25 m), which suggest the presence of magnetite and potentially unreliable azimuth measurements. These are CCC098, CCD023, CCD032, and CCD043. Otherwise, downhole surveys were concluded to be reasonable and suitable to support mineral resource estimates (Smith, 2005).

AMEC identified 14 unsurveyed holes (4% of holes) that are greater than 200 m deep. Six are greater than 300 m, namely CCD009 at 380 m, CCD022 at 591 m, CCC173 at 318 m, CCC182 at 350 m, ZVD001 at 899 m, and ZVD002 at 694 m. The physical positions of intercepts of deep sulphide mineralization in these holes have a low confidence (Smith, 2005).

14.2.3	Geovectra (2008)

Geovectra in 2008 systematically re-logged two cross-sections (450NE and 600NE) through the main orebody where there were comparatively high concentrations of drill holes. This was undertaken to review the lithology, alteration, stockwork, and internal structure of the drill hole logs for consistency. Geovectra modified the definition of hydrothermal breccias versus other breccias, as the contacts are commonly diffuse and the definition of breccia types is often ambiguous, a change which necessitated a modification to the lithological model. The redefinitions did not affect the mineral resource model. Geovectra observed that the definition of oxide in the geological and mineral resource models is principally based on the presence of iron oxides (not necessarily oxidized copper or other oxide products), and that there is only minor remobilization of secondary supergene copper minerals, principally chalcocite.

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In August 2008, EGV Geomensura was subcontracted by Geovectra to independently survey all of the drill hole collars then available in the Project. EGV Geomensura surveyed 183 drill hole collars and noted a global offset for all the collars of approximately 40 m as consistent with the global discrepancy in the overall topographic base. This offset was concluded to be a result of changes in datum points. The discrepancy is uniform throughout the main Project area and should not affect the resources estimation, as measurements have been kept consistent.

In addition to the global offset, of the 183 drill collars that were resurveyed, nine holes have shown a difference >1 m, which are under investigation. The differences are not expected to materially affect the overall geological and resource models (Geovectra, 2008).

Geovectra on behalf of CMC reviewed the available downhole survey certificates and database. No significant errors were noted. In addition, Geovectra reviewed each of the drill holes identified by AMEC in 2005 as potentially problematic, reaching the following conclusions (Geovectra, 2008):

●
Four inclined holes, CCC098, CCD023, CCD032, and CCD043 noted to have changes in azimuth >10° over short distances, suggesting the presence of magnetite and potentially unreliable azimuth measurements;

●
CCC098 and CCD023 – Dip of these holes is relatively close to vertical, -70° and -77°, respectively, therefore the uncertainty of the azimuth may have little impact. Geovectra recommended the use of the azimuths as stated in the database that supported mineral resource estimation;

●
CCD032 – dip -50°, depth >800 m, measured with Sperry Sun® instrument. Downhole surveys display a typical effect of magnetite at a depth of 360 m. It is recommended the azimuth value (az = 40) is removed from the database. This would displace the bottom of the hole about 30 m, a higher probability position;

●
CCD043 – dip -60°, depth >940 m, measured with gyroscopic instrument up to 540 m with azimuth around 30°. At this depth the measurement instrument was changed to a Sperry Sun® instrument, and a commensurate abrupt change of azimuth to about 40° and more. Geovectra recommended that the Sperry Sun® measurements be removed from the database. This would displace the bottom of the hole about 100 m, a higher probability position.

The six deep drill holes identified by AMEC in 2005 as lacking survey data were recommended by Geovectra to be used as stated in the database, subject to the following Geovectra comments (Geovectra, 2008):

●	Drill holes CCD022 and CCC173 are vertical and near vertical. Surveyed steep holes tended to display little deviation in this Project;

●	Drill holes ZVD001 and ZVD002 should be removed from the database.

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14.3	QA/QC Verification

14.3.1	Assay Data Generated Prior to 1995

QA/QC results for the first 86 RC holes were evaluated by MRDI (1994). Internal standards were used, but the recommended values for the standards were not well-documented. Rig duplicate samples were collected and analyzed. Overall, the results of these duplicates indicated sampling, preparation, and analytical procedures were adequate for obtaining reproducible (±20%) results for gold and copper. No follow-up work was performed subsequent to that report. Coarse rejects and sample pulps are no longer available for drill holes from that period of time (encompassing drill holes CC001 to CC086).

Kinross concurs with the findings, and considers that assays for this period are generally suitable for use in supporting mineral resource estimates.

14.3.2	Assay Data Generated 1995–1996

The QA/QC results for diamond holes CCD07 to CCD17 and RC holes CCC87 to CCC184 were reviewed by MRDI (1997a). This represents a total of 109 holes of the drilling. Reviews included checks of rig duplicate sample performance and check assay program performance. Kinross concludes from this work that:

● Rig duplicate sample performance results demonstrate that the gold and copper assays in 1995 and 1996 are sufficiently precise to be used in supporting mineral resource estimates;

● Acme’s performance on inserted standards can be characterized as good; there is no significant drift over time;

●
Check assays for gold on pulps that had previously analyzed by Acme Laboratories were completed by ALS Chemex Laboratory in Vancouver, BC, Canada. Subsequent comparisons to standards revealed that ALS Chemex gold assay values were biased low relative to standards and therefore Kinross is of the opinion that the Acme gold assay values are more acceptable;

●
Check assays for copper show an 11% high bias in the Acme results relative to those from ALS Chemex. MRDI (1997a) noted that Chemex was actually biased low in copper relative to standards; therefore, Kinross is of the opinion that the apparent high bias of Acme copper assay values is not of concern.

Overall, gold and copper assays from the 1995 and 1996 drilling campaigns are considered to be sufficiently acceptable to support mineral resource estimates.

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14.3.3	Assay Data Generated 1996–1997

Check analyses of Cerro Casale samples were undertaken by ALS Chemex Laboratories of Vancouver, Canada. A total of 3,033 diamond drill core samples were submitted for check analyses for gold and copper, 1,136 RC samples were analyzed for gold and 711 RC samples were submitted for check analyses for copper. Data were reviewed, with the following conclusions:

●
Acme Laboratory copper analyses are 4.7% lower in core and 4.2% lower in RC cuttings than the results generated by ALS Chemex. These differences are considered by Kinross to be within acceptable tolerances;

● The ALS Chemex standard analyses are higher than the established accepted mean for copper standards 8, 11, 15, and 18. The Acme analyses are therefore considered to be more appropriate copper values.

Rig duplicates were obtained on average every 15 samples, and represent about 6.7% of the sample data. A total of 2,089 gold and 2,087 copper rig duplicate pairs were obtained from diamond drill core. Kinross considers that the overall precision of sampling and analysis for the Cerro Casale core drilling in 1996 and 1997 is excellent for both copper and gold. This is similar to conclusions from studies by Smee (1997) and MRDI (1997a).

Out of 394 field blanks submitted, only five gold analyses (1%) exceeded 0.10 g/t Au and six copper analyses (1.5%) exceeded 0.03% Cu. Three of the out-of-range blanks were actually a standard erroneously inserted into the sample stream in the position of the coarse blank. This low level of potential contamination is deemed by Kinross to be acceptable.

Contamination in the analytical laboratory was monitored by using a synthetic standard pulp (STD05). A total of 263 gold and 258 copper analyses are reported for STD05 as part of analysis of core. One pulp blank reported greater than 0.10 g/t Au, which was attributed to a data entry error, and only two were reported greater than 0.05 g/t Au. Only two copper blanks were initially reported as exceeding 0.03%, one of which was a data entry error. This low number of failed blanks leads Kinross to conclude that the sample preparation and analytical techniques were performed in a clean and professional manner.

14.3.4	Assay Data Generated 1998

The 1998 assay data were reviewed by AMEC (Smith, 2005). Reviews comprised checks of the six standards submitted with samples, duplicate pulp analytical results and check assay data:

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●
The majority of gold results for the six standards was less than five times the detection limit and was considered by AMEC to be within acceptable limits. Some sample values were noted as requiring re-assay, due to either being above or below the pass-fail limits. Some drift downward with time in gold values was noted for four of the standards;

●
Copper results for the standards were typically within limits. Some batches were noted as requiring re-assay, due to standards being outside acceptable limits. An obvious drift downward with time was noted for two of the standards;

●
AMEC noted that the pass-fail limits for STD18 appear to be very liberal for both gold and copper and should be re-evaluated. Sample standard STD19, a blank, appeared to contain approximately 0.01% Cu and should not be considered a copper blank. Scatter in the copper data for this standard also suggests that the detection limit reported by Acme is somewhat low and should be on the order of 0.025% Cu rather than 0.001% Cu;

●
Samples were randomly selected from the sample database for check assaying at the Placer Dome Research Centre in Vancouver, BC, Canada. A random 10% selection of samples (471 samples) was taken from those samples with a gold assay greater than 0.10 g/t Au. AMEC did not review the raw data, but agreed with the Placer Dome conclusion, based on summary statistics, that there is little bias between the two laboratories for either gold or copper;

●
Duplicate sample pulps were prepared at Bondar Clegg in Copiapó and submitted to Acme in Santiago. Data received by AMEC contained 416 duplicate samples that have consecutive sample numbers. The bulk of the gold duplicate data is considered acceptable; however, at the 90th percentile, the relative error is about 19%, which is somewhat outside the expected 15%. This, in part, is a result of the samples that fall outside the pass-fail line and are possible bag swaps. The error may also be the result of less than optimum sample preparation. At the 90th percentile, the relative error in the copper data is about 6%, which is well within expected limits. The copper duplicate data are acceptable.

From this work, Kinross accepted the 1998 analytical data as suitable for support of mineral resource estimation.

14.3.5	Assay Data Generated 1999

The 1999 assay data were also reviewed by AMEC (Smith, 2005). Reviews comprised checks of the same six standards that were used in 1998, duplicate pulp analytical results and check assay data:

●
The majority of gold results for the six standards within acceptable limits. A number of batches were re-assayed, as values fell outside the pass-fail limits. Gold values for standard STD014 showed an average bias of about 6.5%, which is outside generally acceptable limits. This bias was mirrored in values generated early in the program for standard STD018. The reason for the bias is not known. Standard STD019, in analytical data generated later in the program, has indications of routine and excessive contamination of samples being prepared at the preparation facility. Au grades above 0.4 g/t cut-off are present in holes 99GT003, 99GT006 and CCD111. Intercepts in these three holes were not recommended for mineral resource estimate support;

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●
Copper values were within acceptable limits, with the exception of Standard STD019, the blank. AMEC noted that the sample should not be used as a copper blank. Because the sample is coarse, it is subject to contamination during sample preparation, but it is not possible to determine at what level contamination begins, thus, this sample has little value as a monitor for copper contamination;

●
Duplicate sample pulps were prepared at Bondar Clegg in Copiapó and analyzed by the Bondar Clegg laboratory in La Serena. A review of the gold data indicated that at the 90th percentile, the relative error is about 19%, which is marginally high for this type of Project. This may be, in part due to the small number of data, but may also be due to sample contamination by the sample preparation equipment that is indicated by the results of STD19. The cumulative frequency of the relative error in the copper duplicate data at the 90th percentile is approximately 7%, which is within the normal range for this type of project;

●
Check assay data suggests a 5% to 10% high bias for the Bondar Clegg gold assays in comparison to the Placer Dome Research Centre gold assays. Copper check assays show good agreement with little bias. AMEC did not review the raw check assay data, but based on the summary statistics, concurred with the Placer Dome assessment that Bondar Clegg exhibits a high gold bias and little or no copper bias for the 1999 drilling program.

From this work, Kinross accepted the 1999 analytical data as suitable for support of mineral resource estimation.

14.3.6	Re-Assay Program 2008

In 2008, a re-assay program using Acme, which comprised re-assaying 4,773 original drill hole pulps for copper, gold and silver assays was completed. Results were (Geovectra, 2008):

●
Heterogeneneity of gold analyses was observed in the re-analysis of pulps and confirmed the gold variance noted in all previous studies of gold assays at Cerro Casale. Assay values between 0.2 g/t Au and 0.7 g/t Au demonstrated a low bias but high dispersion, which may be the result of a moderate and characteristic natural gold nugget effect;

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●
The probability distribution in silver grades was remarkably different between the re-assay and the original values, and likely represents changes in the analytical methodology and/or instrumental precision by the laboratory over time and over multiple historical drilling campaigns;

●
The bias in total copper analyses for all the samples was acceptable. Both the total bias and dispersion for copper was very low overall, and the re-analyses indicated very good reproducibility with the original analyses.

Kinross concluded from the Geovectra study that the Au, Cu, and Ag assays do not show a bias and that the data are suitable for use in mineral resource estimation.

14.4	Database Validation

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered.

MRDI (1997a, 1997b) audited all geological and assay databases for CMA drilling from 1991 to 1997. Results of the programs included:

● Dual entries of geological logs for 1994, 1995, and 1996 were compared by MRDI, and mismatched entries were corrected using original logs;

● Assays for 1995 and 1996 from Acme in Santiago were downloaded from a bulletin board and imported directly into spreadsheets and then the database;

●
MRDI (1997a) audited 5% of entries for geological attributes and assays against original logs and certificates for the 1991 to early 1996 drilling campaigns and found an error rate of 0.2%. This is considered to be an acceptable error rate for data used to support mineral resource estimates;

●
Data from all periods up to the completion of the first oxide–sulphide pre-feasibility study in late 1997 were combined by MRDI in San Mateo and audited. MRDI (1997b) checked 5% of the data added in 1996 and 1997 and found an error rate of 0.294%. Data were considered acceptable for use in mineral resource estimation.

AMEC reviewed the 1997 and 1998 data in 2005, and checked (Smith, 2005):

●
Geological entries for seven pre-1998 RC holes and six pre-1988 core holes against Geolog® outputs to confirm that transformation of the data from the original formats was error free; all geological codes for one 1998 (98CCD089) and one 1999 (99CCD110) Placer Dome drill hole were checked against original GEOLOG® prints. No errors were found in the total 3,393 entries;

● All gold and copper assays for holes 98CCD089 and 99CCD110 and found no errors for these 1,558 entries (4.5% of total 1998 to 1999 database);

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● Downhole survey records for gyroscope surveys of 1998 and 1999 holes and found database entries to agree with these documents. Survey files for pre-1998 holes were not available for review; and

●
Sections and plans of outlines of geological attributes to determine if the interpretations obeyed attributes posted on drill hole traces and if the interpretations were reasonable. In general, interpretations were reasonable with smoothed outlines that ignored minor anomalies in contacts.

Geovectra audited data collected after 1998 during 2008 (Geovectra, 2008), as follows:

●
Reviewed 120 original assay certificates, representing 27.7% of the total database analyses. The noted error rate was 0.013% for gold and copper analyses and slightly higher for silver at 0.66%. Geovectra concluded that the overall errors are within acceptable ranges. Geovectra noted that silver contributes minimally to the overall mineral resource value at Cerro Casale;

●
Recalculated check assay values for the merged 1998–1999 campaigns. In all the campaigns, the conclusions indicate that the accuracy of the chemical assays is good, with bias within tolerance, for both gold and copper. Precision of gold assays however, according to the duplicate samples assayed in the same laboratory, has been always an issue, displaying relative errors near to or above tolerance ranges. Precision for copper has been typically good and silver was not monitored. Quality control parameters of the samples re-assayed by Geovectra mimic the behaviour of the historical data set. Accuracy was found to be within tolerance for the three elements, with the global bias 3.6% for gold, 0.8% for copper, and 0.7% for silver. Precision levels for gold, copper, and silver returned respectively 70.9%, 98.3%, and 63.3% of the assays with relative error <10%, with only copper being within tolerance level. The blank control proved that there was no contamination in the process.

At the completion of the work, Kinross accepted the audited 2008 database as suitable for support for mineral resource estimation.

14.5	Comment on Data Verification

The process of data verification for the Project has been performed by external consultancies contracted by CMC. Kinross considers that a reasonable level of verification has been completed, and that no material issues would have been left unidentified from the programs undertaken.

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The QP, who relies upon this work, have reviewed the appropriate reports, and is of the opinion that the data verification programs undertaken on the data collected from the Project adequately support the geologic interpretations, the analytical and database quality, and therefore support the use of the data in mineral resource and mineral reserve estimation, and in the pre-feasibility study.

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15.0	ADJACENT PROPERTIES

There are no properties immediately outside the Aldebarán Project that are at the same state of development as the Cerro Casale Project.

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Cerro Casale Project
Northern Chile
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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

The Cerro Casale deposit comprises three different types of porphyry mineralization, classified as follows:

	●	Sulphides – Material exhibiting a loss of less than 10% of its original sulphide content is classified as a sulphide;

	●	Oxides – Material with less than 10% of its original sulphide content remaining is classified as an oxide;

	●	Mixed – All other material is considered as mixed.

Some of the historical testwork attempted to treat all types of mineralization using a common metallurgical processing approach. One method considered was the flotation of oxides along with the sulphides. This would have required a blend of oxides not exceeding 30% of the overall flotation plant feed in order to maintain a minimal final concentrate grade suitable for marketing. In addition to the need for blending the plant feed, another disadvantage of this approach from the testwork results was poor copper recovery from the oxide component.

A second approach considered depositing the mined material on leach pads and to proceed with the recovery of gold through cyanide leaching. A common leach of both the oxide and sulphide materials would result. However, only the oxide layer would have become reserve material as the sulphide material had lower recovery and the high consumption of cyanide due to the presence of secondary copper minerals in the sulphide material.

The feasibility study completed on the Project in 2000 concluded that the flotation approach would be used for both the oxide and sulphide components. A feasibility update completed in 2005 removed the oxide component from the flotation plant feed to enhance the economics of the Project.

The current pre-feasibility study considers processing the oxides by cyanide leaching on a run-of-mine (ROM) leach pad, in parallel with processing the sulphides in a conventional flotation plant. The issues of low flotation concentrate grade and poor metallurgical response of the oxides treated in the mill are avoided, and the benefits of flotation applied to the sulphide component of the orebody are maximized.

An additional refinement from the earlier conceptual design of the oxide leach pad was the addition of a sulphidization–acidification–recycling–thickening (SART) circuit to recover the cyanide-soluble copper from the pregnant leach solution and to liberate cyanide consumed in dissolving copper, for reuse on the heap.

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Northern Chile
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As in the previous feasibility studies, the current pre-feasibility study considers adding a cyanide leach circuit after the flotation cleaning circuit to improve the gold recovery from the sulphide ore. This and the SART process provide additional recoveries of gold and copper from both circuits.

16.1	Mineralogy

The Cerro Casale mineralization is associated with quartz vein stockwork containing sulphides and magnetite, as well as a potassic-feldspar alteration. X-ray diffraction scans indicated that the most common minerals were, in decreasing order: quartz, feldspar, mica, chlorite, gypsum, pyrite, chalcopyrite, and bornite.

Copper is found mainly in chalcopyrite and bornite, to a lesser extent chalcocite, digenite, covellite, chrysocolla and malachite also occur occasionally. The bornite to chalcopyrite ratio increases at depth, with very little bornite above the 4,000 m elevation (the mountain of Cerro Casale included within the pit limit peaks at 4,450 m). The average copper grade encountered also gradually increases at depth with an incremental content in the order of 25%.

The supergene zone is made up of a leached cap extending to the oxide/sulphide boundary, and of oxidized ore found along fractures at depth, where chalcocite, covellite, chrysocolla, and malachite are mainly found.

Pyrite to chalcopyrite ratios are likely to play a role with respect to the achievable final concentrate copper grade produced (as seen in some PDI tests). The upper portions of the orebody where the higher copper-grading bornite is less abundant represent the most challenging ore with high pyrite to chalcopyrite ratios.

Gold occurrences were not defined by any specific mineralogical work. Gold content has a tendency to track copper content, as long as copper is present in stockwork-controlled chalcopyrite or bornite. The correlation does not hold for disseminated copper occurrences.

The silver is typically found with gold, at an average 3:1 grade ratio to gold. It may either be present in fine grains (as seen by modal analysis of flotation products) within the fluid matrix that deposited the copper minerals, and/or as solid inclusions within these minerals. Modal analysis demonstrated (except for GS, now GRD, and the non-significant CBX) that up to 85% of the gold content is associated specifically with chalcopyrite and less than 1% is found with pyrite. Petrographic examination of high-grade CBX material indicated that 85% of the gold content was found as exposed grains along pyrite grain boundaries. An average gold grain size of 39 µm, with a range of 7 to 145 µm, was obtained from the analysis of a sample of CBX with 31 grains observed.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

16.2	Metallurgical Testwork

Over the Project history, a number of metallurgical testwork campaigns have been undertaken (Table 16-1).

The Cerro Casale orebody was extensively tested by the previous owners, Bema and Placer Dome, with most of the work completed at Placer Dome Technological Services’ in-house laboratory in Vancouver from 1997 to 2000. Up to this point the property was considered mostly for its potential as a gold deposit; cyanide leaching of the oxide cap was investigated at Intec Chile (Intec) from 1994 to 1997.

Further drilling uncovered significant hypogene mineralization below the leached cap and the focus of the testwork shifted to integrate the sulphides into a common processing approach.

Placer Dome completed two preliminary economic studies in September 1998 and January 1999 on what was then called the Aldebarán Project. Multiple composite samples of ten rock types were prepared to define the metallurgical response of the deposit. Four phases of flotation testwork were undertaken:

	●	Phase 1: 94 mapping tests on assay coarse rejects taken from 19 drill holes. The reported average flotation feed P80 after grouping the results by rock type, was between 109 and 130 µm;

	●
Phase 2: Mapping composites were recombined into seven new composites to optimize the flotation procedures, including determination of optimum primary grind size. Tests were performed with a flotation feed P80 varying from 157 µm the finest grind used for trials with MDBX, up to 236 µm for AO. The average P80 of all trials was 203 µm;

	●
Phase 3: A pilot plant campaign tested six rock type composites using ratios to create a pilot plant feed representative of the expected mine output over time. The P80 for these trials was between 192 and 245 µm. Confirmation bench-scale tests were completed in parallel by G&T.

	●	During Phase 4, a series of batch tests, in open and locked cycle, were performed by G&T.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Table 16-1: Composites for Flotation Testing

Composite Name	Ore Type	Testing Laboratory	Year of Testing Program	Testing
DP	Diorite Porphyry	G&T Metallurgical	2008	Flotation:
GRD	Granodiorite Sulphide	Services		●	Timed Rougher
MDBX Mix	Microdiorite Breccia Mixed			●	Cleaner Batch
	Sulfide/Oxide			●	Locked-Cycle
MDBX Sul	Micro Diorite Breccia Sulphide
VCGL	Volcanic Conglomerate
Year 1–5	Weighted rock type mix	SGS Lakefield	2008	Flotation:
	representing indicated mining	Research		●	Timed Rougher
	period			●	Cleaner Batch
Year 6–10	Weighted rock type mix			●	Locked-Cycle
	representing indicated mining			●	Pilot Plant
period
DSU	Diorite Sulphide Upper	2000 Feasibility	1999	Flotation:
DSL	Diorite Sulphide Lower	Study		●	Timed Rougher
GS	Granodiorite Sulphide	G&T Metallurgical		●	Cleaner Batch
VS	Volcanic Sulphide	Services		●	Locked-Cycle
MDBX	Microdiorite Breccia			●	Thickener Settling Test
AO	Oxide			●	Cyanidation Bottle Roll

A new campaign of metallurgical sampling was undertaken in 2007, comprising the drilling of 12 large-diameter (PQ) core holes for fresh core samples. The samples were logged by rock type and intercepts were selected for dispatch of individual samples to various test laboratories for providing measurements of grinding parameters, flotation behaviour, mineralogical characterization, high-pressure grinding roll data, dewatering equipment sizing parameters, rheological characteristics, SART circuit design, as well as column cyanide-leach testwork for the oxide material. Of the original 20 lithologies defined by Placer Dome, a block model reinterpretation led to consolidation into six rock types.

Table 16-2: Major Rock Types of the Cerro Casale Deposit

Domain – Lithology	Abbreviation	Percentage of Mine Plan Reserves[1] (%)
Oxides	OX	13.8
Diorite Porphyry Sulphide	DP	32.7
Granodiorite Sulphide	GRD	14.7
Microdiorite Breccia Sulphide	MDBX sul	10.2
Microdiorite Breccia Mixed Oxide-Sulphide	MDBX mix
Volcanic Conglomerate Sulphide	VCGL	14.5
	VO	14.2
Volcanics – Other Sulphides	(VPF+MF2)

Note:	[1] Per Mine Plan CC-01, for combined oxide and sulphide zones
[2] VPF stands for fine-grained volcanics; MF stands for mafic flows

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

16.2.1	Comminution

Grinding parameters were determined by SGS Lakefield (SGS) and MacPherson. JKSimMet simulations carried out by Contract Support Services (CSS) under the directions of CMC were utilized for testing different configurations and establishing the grinding circuit design and major equipment sizing. The JKTech parameters were established by the standard drop weight test procedure.

Table 16-3: JKTech Grinding Parameters

		Composite
Testing Laboratory		SGS		Not Tested	MacPherson
JKTech Parameters	Unit	Year[1] 1–5	Year[1] 6–10	Year[1] 11–18	DP	GRP	MDBX	Mix	MDBX Sul	VCGL
A	—	93.25	94.28	97.61	93.7	94.40	79.70		96.80	100.0
B	—	0.21	0.21	0.22	0.20	0.23	0.30		0.18	0.22
A x b	—	19.2	20.1	21.8	18.70	21.70	23.90		17.40	22.0
Ta	—	0.3	0.29	0.24	0.30	0.24	0.40		0.33	0.22
Mia	kWh/t	30.41	30.36	30.86	30.90	32.00	23.00		30.30	30.7
BMWi	kWh/t	16.94	16.67	16.09	17.00	16.50	15.60		18.30	15.8
SG	t/m3	2.62	2.65	2.72	2.62	2.66	2.56		2.62	2.76
Rod Mill Wi	kWh/t	—	—	—	19.30	18.80		22.10		19.3

Note:	[1] Parameters for the mining period composites are calculated values, based on the rock type proportions expected in these periods

Ball mill grindability was assessed by the standardized Bond procedure for a target grind of 80% passing 149 µm (P80 = 149 µm) on the ore type composites and planned production composites for Years 1–5 and 6–10 of the projected mine life. The actual product size (P80) obtained from the Bond work index determination ranged between 98 µm and 116 µm which is much finer than the grind size used in the pre-feasibility study (a flotation feed with P80 of 150 µm). The resulting BMWi may therefore be conservative.

Cerro Casale rock types were found to be among the harder rocks with respect to SAG milling (as indicated by low A*b values) but with a medium abrasiveness (ta parameter values in the mid range).

16.2.2	Flotation Metallurgical Testing

Design of the flotation plant was primarily based on the Year 1–5 composite, which has a high content (81%) of diorite porphyry ore type (DP) which tends to be slower floating and produces lower metallurgical results than most other ore types. DP is the most common rock type in the mineral reserves. Results included:

	●	Tests performed at various grind fineness indicate that intensive regrinding improves the metallurgical performance;

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

	●	Tests conducted at natural pH, pH 8.5, and pH 9.5 showed that increasing the pH from natural rock pH to 8.5 increased both copper and gold recoveries;

	●	No major improvement was obtained with the addition of 50 g/t of copper sulphate; and

	●
Some reagent mapping was completed with various collectors and dosages. The results indicate that 208 combined with PEX gave the best results for copper. For gold the use of 3418A gave a higher recovery than the A208, although the grade recovery curve for A208 was above that of 3418A.

Pilot plant testing on the Year 1–5 composite was performed at SGS. The predicted copper recovery for a concentrate grade of 25% copper is 82.1%. The gold grade-recovery relationship does not follow any clear pattern. The best gold metallurgical performance varies with the concentrate gold grade between 45 and 52 g/t Au and the gold recovery between 57% and 67%. The metallurgical performance of the Year 6–10 composite gave an overall copper concentrate grade of 25.1% Cu with a recovery of copper to concentrate of 88.5%.

16.2.3	Metallurgical Testing – Heap Leaching (HL)

Intec Chile (Intec) completed testwork in 2004 on MDBX and DP material sourced from pits. Results were very good for this relatively coarse material with a gold recovery of between 74% and 82% obtained in a leaching period of about 500 days. The comparative cyanide consumption figures between the coarse and fine column feeds when both were tested with a 0.5 grams per litre (g/l) free cyanide concentration show the expected trend of higher consumption at finer size, with increases of 50% to 80%.

McClelland conducted a testwork campaign in 2008 on samples representative of the whole layer of oxides, not only from near-surface material as was the case for the Intec work. Some of the columns displayed a gold content closer to the expected 0.5 g/t Au while others were closer to 0.8 g/t Au. The copper contents were about 50% above or below the average 741 ppm CuT indicated by the proposed mine plan. Average recoveries of 60.9% for gold and 17.7% for Cu were calculated.

16.2.4	Sulphidization–Acidification–Recycling–Thickening Circuit

Testwork data for the SART circuit were taken from work performed on gold–copper ore from Kinross’ Maricunga mine in the same region. No testwork results specific to the Cerro Casale ore types are currently available. The Maricunga testwork shows that a stoichiometric addition of sodium hydrosulfide (NaSH) greater than 1.0 will yield a copper recovery of 95% and a cyanide recovery of 90% (recovery of cyanide complexed with copper). It is assumed that all copper dissolved in the heap leach is in the form of Cu(CN)3.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

16.2.5	Leaching of Cleaner Tailings for Gold Recovery

The results of the flotation cleaner tailings leach work, completed at G&T in December 1999, were used to estimate the gold recovery in the 2000 study. With a sodium cyanide concentration of 500 g/t in the leach, 87.3% of the gold was dissolved in 24 hours. Copper dissolution was 35% under the conditions selected for leaching and this percentage was used in the feasibility study metallurgical model.

Without additional testwork for the current prefeasibility study, the same testwork formed the basis for the design of the cleaner tailings leach circuit and for the gold and copper dissolution rates (85% and 35% respectively).

Cyanide destruction design is based on published data and benchmarking from existing operations. The Inco SO2/Air process is conceptually used. Specific testwork of cyanide destruction applied to the CIL slurry and the heap leach bleed solution are planned.

16.3	Conceptual Process Plant Flowsheet Design Considerations

16.3.1	Proposed Sulphide Ore Processing

Diorite (DP) is expected to be the main constituent during the first years of operations and will remain the predominant constituent for approximately the first nine years. In subsequent years, DP and microdiorite breccia (MDBX) proportions are expected to fall and may be replaced first by an increasing content of volcanic conglomerate (VCGL) and then by other volcanic rocks (VO) as the depth of the open pit increases. However, the predominant DP expected in the first years of the mine life is the rock type with the lowest copper and gold grades. The design of the grinding circuit is based on the ore stream composition expected during the first five years, giving a high weighing to diorite which is also the hardest ore type tested.

The sulphide ore at Cerro Casale is amenable to conventional processing to produce a marketable copper/gold sulphide concentrate. Gold recovery is enhanced by cyanide leaching of the cleaner flotation tailings.

16.3.2	Oxide Ore Processing

Earlier indications obtained from leaching of oxide material in bottles, columns and cribs indicated that a large-scale heap leaching operation could recover a significant proportion of the gold content from this ore type over extended leaching periods on a heap, although with high cyanide consumption due to the partial dissolution of cyanide-soluble copper minerals.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

A trade-off study completed during the preparation of the current pre-feasibility study indicated that a ROM leaching operation could be implemented and would contribute positively to the Project’s economics under the assumptions used for gold recovery and cyanide consumption. The gross cyanide consumption measured from testwork would be reduced by the recovery in the SART circuit. The SART circuit allows recovery of the dissolved copper from a bleed stream in the solution management system of the leach pads. The SART circuit would be operated as a common system treating a bleed stream extracted from the heap leach solution and from the cleaner tailings post-leach thickener overflow.

The proposed leach pad configuration is a single leach pad with a limited footprint area constrained by the natural topography of the area and the preferred location of surface facilities. Hence, the maximum rate of placement of oxide material on the heap will be limited by the availability of areas over deactivated leach cells. The active leach areas will be kept under irrigation for the minimum period of primary leaching dictated by the design criteria, as detailed per the stacking plan. A trade-off study was completed during the pre-feasibility study to assess the relative benefits of three types of heap leaching operations:

	●	ROM leach with deposition onto the leach pad by the mine trucks;

	●	Crushed ore leach, at a nominal -50 mm size, and deposition onto the leach pad by a dedicated fleet of trucks; and

	●	Crushed ore leach, at a nominal -50 mm size, with stacking of the crushed material using reclaim feeders below a stockpile and transfer to grasshopper conveyors and a radial stacker.

The ROM leaching option was found to be the most attractive of the three considered. A projected gold recovery of 65% was used for both crushed ore options, and 50% was used for the ROM case. Cyanide dissolution of 10% of the total copper placed on the heap was assumed based on the McClelland column leach testwork.

16.4	Conceptual Process Plant Flowsheet

A schematic of the proposed process flowsheet is given in Figure 16-1.

Flotation Plant

The base case conceptual flowsheets employed for processing the hypogene (sulphide-bearing) fraction of the Cerro Casale ore follow a conventional approach used at many Chilean plants treating similar ores. This was shown to be applicable to the Cerro Casale ore through the bench scale testwork. Pilot plant trials being completed during the course of this pre-feasibility study confirmed the validity of the processing route selected.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

The selected proposed flotation plant flowsheet includes the following steps:

●	Primary crushing in high throughput gyratory crushers;

●	Grinding circuit with semi-autogenous grind (SAG) and ball milling with pebble crushing operated in open circuit (SABC configuration);

●	Sulphide flotation in large volume cylindrical cells with parallel rows for roughing and single rows for the cleaning circuit with three cleaning stages;

●	Regrinding of the rougher concentrate and recirculated second and third cleaning stage tailings in vertical mills;

●	Dewatering of the rougher and first cleaner tailings in high-capacity thickeners for process water recycling to the plant;

●	Dewatering of the flotation concentrate in conventional thickener for recycling water to the process water system and delivery of thickened slurry to the concentrate stock tanks ahead of the pipeline;

●	Delivery of the concentrate via pipeline to a port facility near Copiapó;

●
Final dewatering of the concentrate at the port via conventional thickening and pressure filtration, for storage of the concentrate cake in a covered shed while awaiting transfer onto sea-going vessels through an existing shiploader;

●	Cyanidation of the cleaner tailings in a carbon-in-leach (CIL) circuit for recovery of gold from this stream;

●	Recovery (from the leached cleaner tailings) in the SART circuit of a portion of the dissolved copper and associated cyanide consumed in the dissolution;

●	Cyanide destruction in the thickened leached cleaner tailings using the Inco SO2/Air process;

●	Delivery of the treated cleaner tailings and thickened rougher tailings to the tailings management facility.

Leach Pad and Solution Ponds

The leach pad is a valley-fill construction with the base prepared by the initial placement of mine waste. A standard design is planned incorporating an underlying liner and a series of parallel French drain systems with lateral fingers to collect the leach solution at the base of the heap and direct it to the collection system.

Irrigation will be provided by buried drip emitters because of the freezing potential at the site and to minimize evaporative losses of solution. The emitters are laid in parallel runs of irrigation pipes set on top of the active leach pad cells and draw their solution from distribution mains equipped with pressure controllers. The design criteria assume the retrieval of the irrigation piping before placement of an ore lift above a deactivated cell.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

In case of an extended stoppage of the irrigation system allowing the moisture inventory to gradually drain down, or during a storm event, an emergency pond will receive the overflow from the pregnant solution pond. The solution stored in the emergency pond will be reintroduced in the system via the barren solution handling system.

The barren solution from the gold recovery plant will return to two tanks before being pumped back to the leach pad.

Gold Recovery Plant

The proposed flowsheet adopted for the gold recovery plant is conventional for gold heap leach operations. The operating philosophy and design criteria differ from a standard plant because the Cerro Casale plant must also deal with the loaded carbon transferred from the CIL circuit, for common processing through to doré production.

The flowsheet incorporates the standard Zadra process for stripping of gold adsorbed in the pores of activated carbon. The stripping is completed in two phases, with the first one done at room temperature (cold strip) and the second one with heated stripping solution (hot strip). The cold strip stage allows for the removal of most of the dissolved copper that is present on the activated carbon while not removing the gold values. The hot strip removes the gold values which then report to the doré stage through electro-winning and refining. The solution obtained from the cold strip is high in copper and flows to the SART circuit for recovery of copper and cyanide.

Page 16-10

Kinross Gold Corporation
Cerro Casale Gold Project
Northern Chile
NI 43-101 Technical Report

Figure 16-1: Schematic Conceptual Process Diagram

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

SART Circuit

A SART circuit is planned to reduce the cyanide consumption from the dissolution of some of the copper species present in the oxide ore on the leach pad and in the leached flotation cleaner tailings.

In the SART process, the cyanide associated with the copper cyanide complexes is released by sulphidization with sodium hydrosulfide (NaSH), dosed to precipitate copper and to convert cyanide to HCN gas under weakly acidic conditions (allowing it to be recycled back to the leach process as free cyanide). Copper is recovered as Cu2S (approximately 70% Cu) a valuable, high-grade by-product. Cyanide recycling allows the leach circuit to be operated at higher cyanide levels, maximizing leach efficiency and minimizing copper deportment to the gold electro-winning circuit. The first commercial SART plant was installed at Telfer in Western Australia.

The SART process proposed for the Project has been scaled up for industrial use on the basis of the design criteria developed for Kinross’ Maricunga mine. The flowsheet used for the SART circuit is modeled on the Maricunga circuit and adapted from a report prepared by Idesol for Kinross. The overall installation consists of four main processing stages:

	●	Sulphidization and Acidification stages performed in a single SART reactor where the dissolved copper values are precipitated from solution;

	●	Recycle of the copper precipitate from the underflow of the SART clarifier; the recycle provides more rapid nucleation of the precipitates and achieves a higher clarifier underflow density;

	●	Thickening of these precipitates for recovery of the copper and disposal of the gypsum;

	●	Neutralization of the SART clarifier overflow with milk of lime for stabilization of the free cyanide content as calcium cyanide;

	●	Recycle of the gypsum precipitate from the underflow of the SART neutralization clarifier back to the feed;

	●	Thickening of the gypsum residue and pumping of the thickened slurry to the cyanide destruction circuit for neutralization of the residual cyanide.

16.5	Metal Recoveries and Production

Table 16-4. presents the expected metal recoveries and concentrate grade anticipated from the processing of ore at the nominal plant throughput and average feed grades for the ore types shown. The metallurgical efficiency used to calculate these projections was based on the 2008 testwork campaigns completed at G&T and testwork on-going at SGS Lakefield (SGS). The projections account for different head grades between the composites and those in a conceptual mine plan. The table also presents a projection of the overall life-of-mine average metallurgy by weighting the contribution of each rock type to its proportion of the mine plan reserves and the feed grades per rock type.

Page 16-12

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Table 16-4: Metallurgical Projections Per Rock Type and Composite

Ore Type	Copper Concentrate			CIL and SART Circuits
	Conc. Grade	Recoveries (%)		Stage Recoveries[1] (%)		Partial Recoveries[4] (%)		Total Recovery
	%Cu	Cu	Au	Cu2	Au3	Cu2	Au3	Cu	Au

Diorite (DP)	25.0	82.0	66.3	13.6	84.6	0.59	5.0	82.6	71.3
Granodiorite (GRD)	31.6	87.7	70.2	13.6	84.6	0.47	6.1	88.2	76.3
Mixed Breccia (MDBX Sul)	33.1	86.8	64.9	13.6	84.6	0.53	6.3	87.3	71.2
Volcanic Conglomerates (VCGL)	34.5	85.9	63.8	13.6	84.6	0.56	7.3	86.5	71.1
Projected Life-of-Mine	30.3	85.3	66.1	13.6	84.6	0.55	6.2	85.9	72.3
Year 1-5 Composite	26.0	80.7	66.7	13.6	84.6	0.56	5.4	81.3	72.1

Notes:
1.	Cu and Au dissolution in CIL circuit pegged at 35% and 85% respectively.
2.	From dissolution of 35% of feed units to CIL, SART applied on 41% of CIL tails solution and 95% Cu recovery form SART
3.	From dissolution of 85% of feed units to CIL and 99.5% recovery in gold circuit.
4.	Per mass balance, at indicated average feed grade per rock type in mine plan.

The data shown indicate an improvement in the metallurgical response after about Year 5; this is explained by the decrease in the proportion of DP material in the plant feed stream.

16.6	Additional Work

The following additional testwork is planned for 2009 as part of the feasibility study:

	●	Review of comminution flowsheet (HPGR vs. SAG milling);

	●	Mapping of mercury and other elements in concentrate;

	●	Mapping of hardness through the deposit;

	●	Gold deportment and sulphide mineralogy;

	●	Confirmation of Heap leach cyanide consumption;

	●	Test-work on coarser fraction of heap leach;

	●	Additional heap leach on longer time frame;

	●	SART test-work; and

	●	Additional thickening and filtration test-work.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

16.7	Conceptual Tailings Disposal

Processing as envisaged in the pre-feasibility study will generate two tailings streams, rougher and cleaner tailings after cyanidation, and cyanide destruction. The rougher tailings streams accounts for approximately 90% by weight of the total tailings, and the remaining 10% is the cleaner tailings. Both tailings streams were planned to be discharged into a mixing tank from which they would be delivered to the tailings impoundment.

The tailings storage facility (TSF) was designed to store the amount of tailings estimated from the mine plan defined in the current pre-feasibility study (950 Mt). The disposal plan was designed to effectively recover and reclaim the clear water resulting from tailings settling and consolidation within the impoundment. The disposal plan was designed to locate this reclaim water pond away from the open pit to reduce infiltration risks.

The design scope for the TSF included the development of a sequenced filling plan and design of the containment structure according to Chilean legislation and international mining standards. In addition, the current designs meet the requirements of the existing permit – Resolución Exenta No. 14, 31 de Enero de 2002 (RCA) Calificación Ambiental del Proyecto Minero Cerro Casale, Febrero 2002.

The planned location for the TSF is immediately upstream of the proposed waste rock facility (WRF) to minimize the risk of instability. The TSF is also adjacent to the proposed open pit. In this location, the storage capacity of the TSF is limited by the elevation of the pit wall adjacent to the TSF. A cut-off and capture system is planned to be in place to manage seepage from the TSF and WRF.

Seepage from the TSF and WRF are proposed to be collected by a drainage system and conducted to a sediment pond and then discharged to a lined contact water pond. A cut-off wall located at the upstream end of the lined contact water pond will prevent seepage water from migrating downstream. Water would be pumped from the contact water pond to the process water pond at the plant site.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Mineral Resource Estimation

The mineral resource estimates were prepared under the direction of Benjamin Sanfurgo, Senior Ore Reserve Specialist, Barrick Gold Corporation. Mineral reserve estimates were prepared by AMEC under the direction of Mike Mutchler, an employee of CMC. The mineral resource estimate has an effective date of December 31, 2008.

A 3D block model was generated using Vulcan® mine planning software and grades were interpolated using inverse distance weighting interpolation to the power of two (ID2). The Project’s limits are 400 East to 4,000 East, 24,500 North to 27,500 North, and 2,850 m to 5,375 m elevation. Coordinates are truncated UTM coordinates with 470,000 subtracted from easting coordinates and 6,900,000 subtracted from northing coordinates. Cell size was 20 m east × 20 m north × 16 m high.

17.1.1	Geological Models

Three-dimensional geological models were created for lithology, structure, oxidation, stockwork intensity, K-feldspar alteration, and silicification using commercial Vulcan® software.

Based on field observations and reviews of the completed above geological models, Barrick determined that the overall gold and copper models would best be represented by a combined lithological–stockwork intensity and potassic alteration model. Kinross concurred with the approach. This is a modification of the model reported in Smith et al., (2005), where the Cerro Casale gold model was represented by a combined lithological–stockwork intensity model, and the copper model was represented by a model that combined lithology–oxidation level–stockwork intensity parameters.

A breakdown of the six geological domains by drilled meters and corresponding percentage of the total drilling at the Project is shown in Table 17-1. Table 17-2 summarizes the lithological units, geological model name, correlation codes used to construct the final block model.

17.1.2	Composites

The mineralized domains were reviewed through exploratory data analysis to determine appropriate estimation or grade interpolation parameters. The data analysis included X–Y scatter plots, generation of histograms and cumulative frequency or probability plots, box plot diagrams and contact plots.

Page 17-1

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Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Table 17-1: Combined Geological Model Indicating Relative Percentages of Drill Holes to the Total Database by Domain

Code	Description	Meters	Percentage Meters (%)
1	Catalina Breccia	726	0.6
2	HBX	15,497	12.5
3	(Intr. + Vc.) Kp. Stock	74,500	60.2
4	Intr. Fresco	20,937	16.9
6	Vc. Fresco	4,920	4.0
7	Colluvium	30	—
	All Zones	123,806	100.0

Table 17-2: Summary of Lithological Units, Geological Model, and Correlation Codes Used in the Block Model

Block Code	Geological Model Code	Geological Model Name	Other Code Names for the Same Units	Metallurgical Model Code

1	GB	Granodiorite	GRD, GDS	GRD
2	DP	Diorite Porphyry	DS, DSU, DSL, FDP, DPBX	DP
4	Mdbx	Microdiorite Breccia	Md, MDBX_sul	MDBX
6	Mvf	Mafic flows	VS (consolidated volcanic sulphide)	VO*
9	Hbx	Hydrothermal Breccia	Hbxc, Hbxm	MDBX
10	Bp	Biotite porphyry	BPX	DP
11	Cbx	Catalina Breccia	—	MDBX **
12	Vpf	Volcanic Pyroclastic Flows	Vypf, VS (consolidated volcanic sulphide)	VO
13	Pbl	Pebble Dyke	—	GRD***
14	Vbx	Volcanic Breccia	—	VCGL
15	Vcgl	Volcanic Conglomerates	VBX, VS	VCGL
16	Rpf	Rhyolite pyroclastic flow	VS (consolidated volcanic sulphide)	VO
17	Co	Colluvium / Overburden	Col	CO
	AVF	Overlying Volcanics	Avbx, Dpf	—
	WBX	Wildman Breccia	Volumetrically insignificant	MDBX
	IBX	Intrusive Breccia	MDBX	MDBX
	FLTZ	Fault Zone (crush/mylonite)	—	—
	FELS	Felsic Dyke	—	GRD***
	INT	Intermediate Dyke	—	GRD***

Data analysis was performed on raw assays to determine outliers and on composited assay data to analyze the interpolation domains.

Assays were composited into 16 m downhole composites using capped raw assays. The composite length was selected to coincide with a proposed mine bench height of 16 m. The majority of the original assay intervals are lengths are 2 m in length. The selected composite interval of 16 m is divisible by the original assay length, and Kinross considers that the use of a downhole 16 m composite adequately honours the original assay intervals. After compositing the gold value distribution was compared to the original underlying samples to determine if any bias existing. Dilution that could be attributed to compositing using a 0.25 g/t Au cut-off was calculated to be 4%.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

17.1.3	Grade Capping

Outlier grades of gold, copper, and silver were examined using histogram and cumulative frequency plots. Capped grades were used in compositing assays. Grades were capped by estimation domain (Table 17-3). The global reduction in metal due to capping for copper and gold is approximately 1%, and approximately 10% for silver.

Table 17-3: Gold, Copper and Silver Grade Caps

		Au (g/t)		Cu (%)		Ag (g/t)
Domain	All Zones	Cap	GT* Loss	Cap	GT Loss	Cap	GT Loss
1	Catalina	20.00	0.77	2.00	1.19	300.0	9.37
2	Bx	20.00	13.98	4.50	3.49	50.0	12.66
3	Intr. Kp. Stock	3.00	1.61	1.50	1.73	200.0	10.94
4	Intr. Fresco	3.00	1.43	1.30	0.62	200.0	15.64
5	Vc. Kp. Stock	2.00	1.26	1.00	0.73	200.0	18.13
6	Vc. Fresco	2.00	0.68	1.00	0.30	50.0	6.24
7	Colluvium	0.85	2.17	0.40	4.51	50.0	31.34
20	Others	0.50	7.49	0.03	20.59	10.0	50.80

*	GT means grade times thickness

17.1.4	Data Distribution

Histograms, cumulative frequency plots, and box plots were used for data analysis. These plots were useful for characterizing grade distributions, and identifying multiple populations within a dataset.

Gold and copper displayed similar patterns in box and scatter plots. Both distributions displayed log-normal behaviour, with the gold break point at 0.2 g/t Au. This value may correspond to the presence of stockwork mineralization and potassic alteration, which in turn separates the mineralized body from the peripheral non-mineralized material.

Prior to grade capping, the gold composite values had a global variation coefficient (CV) of 1.87. After a 20 g/t Au cap was applied, the CV dropped to 1.27. The copper composite values showed a global CV of 1.35. Following capping, the CV of the copper grades decreased to 1.14. The distribution of silver values indicated a high global CV of 9.4, which was reduced to 5.15 after grade capping. In addition to a high CV, there is considerable difference between the mean and the average silver grades, which may reflect the presence of erratic geological zones, or that the silver distribution is relatively poorly understood.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Generally, the box plots indicated fairly homogeneous gold and copper grades within each domain. Higher grades on average mimicked the stockwork intensity level within each lithology. The Catalina Breccia contained the highest average gold and copper grades, although it is of small volume and is intersected only in 0.6% of the total drill meterage. The intrusive units with quartz stockworking are the most important domain for gold distribution in the Project, followed by the volcanic units with similar quartz stockwork development.

Contact plots were generated to explore the relationship between stockwork intensity levels and potassic alteration levels within the same lithology, and between similar stockwork intensity level and different lithologies.

The contact plots for gold and copper values show similar grades between similar levels of development of stockwork intensity. Between differing stockwork intensity levels in the same lithological unit, trends are gently transitional, from lower to higher grades between lower to higher intensity domains. This trend becomes more acute between differing stockwork intensity levels in different lithologies.

17.1.5	Estimation Domains

Following the contact plot analysis, estimation domains were selected by grade distribution given different combinations of lithology, stockwork presence, and potassic alteration.

For gold grade, the main mineralization control is the presence of stockwork and/or potassic alteration. This is the principal differentiator between the estimation domains. Spatially-limited units of high-grade hydrothermal breccias were also considered as distinctive estimation domains, as they are particularly difficult to identify.

The Catalina breccias, which represent only 0.6% of drill holes intersections, contain the highest gold and copper grades and are therefore considered to be a distinct estimation domain.

In domain evaluation, soft contacts were applied for the presence of stockwork or potassic alteration for grade interpolation purposes.

Six estimation domains were determined for gold and the contact between each of the domains was considered hard. Seven estimation domains were used for copper and silver.

17.1.6	Variography

Variograms and omni-directional correlograms were developed for gold, silver, and copper to determine grade continuity of these elements. Domains 3 and 5 (Intr. Kp. Stock and Vc. Kp. Stock) were grouped together into a single domain for variographic purposes, as they present similar grade distributions and matching contact profiles. This domain incorporates 60% of the composites and demonstrates the greater continuity of mineralization.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Gold and copper have long ranges, reaching 140 m for gold and 300 m for copper with low nugget effects.

Silver correlograms have a high nugget effect, near 60% of sill variance using a 1 g/t Ag indicator correlogram and near 80% of sill variance using an omni-directional correlogram. This observed difference could be the result modeling the continuity of low silver values and or the analytic technique used to collect silver samples. It should be noted, however that the results indicated an unbiased population in the validation work.

17.1.7	Density Assignment

Previous work evaluated the bulk density by lithology, alteration, stockwork intensity, and degree of oxidation. Of these parameters, degree of oxidation appears to be the main control to bulk density followed by lithology. Densities increase with depth; however, this is essentially measuring the change of the degree of oxidation. The mean density value was assigned to the block model by for each block by oxidation state. Density values used for tonnage estimations were previously presented in Table 13-2, which presents the average specific gravity values by oxidation category.

This approach to categorizing density assignments is appropriate because it incorporates differences between key rock types (intrusives, breccias and non-intrusives; oxidation state) and differences between non-mineralized and mineralized rock (stockwork intensity).

17.1.8	Estimation Methodology

Modeling for gold, copper, and silver grades consisted of grade interpolation by inverse weighting to the second power (ID2), capped grades were composited into 16 m composite interval run-length composites and used for grade interpolation. Nearest-neighbour (NN) grades and ordinary kriging (OK) were also interpolated for confirmatory validation purposes. The radii of the search ellipsoids, which correspond to the omni-directional correlogram, were oriented to conform to the geological trend and corresponded to the main geology orientation that is sub-parallel to breccias and stockwork zones.

For gold estimation, major axis distances ranged from a minimum of 10 m in all domains, to a maximum distance of 180 m in the combined Domain 3 and 5. A minimum of one sample and an average of three samples, rising to a maximum of five samples in Domain 1, were allowed to inform a block, with one sample allowed per drill hole.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Copper estimation major axis distances ranged from a minimum of 7.5 m in Domain 1 to a maximum of 300 m in Domains 3, 4, 5 and 6. A minimum of one or two samples and an average maximum of three samples, rising to a maximum of five samples in Domain 1, were allowed to inform a block, with one to two samples allowed per drill hole, depending on domain.

Major axis distances for silver estimation ranged from a minimum of 7.5 m in all domains, to a maximum of 150 m in Domains 1, 2, 3, 4, 5, and 6. A minimum of one or two samples and an average maximum of three samples, rising to a maximum of five samples in Domain 1, were allowed to inform a block, with one sample allowed per drill hole, depending on domain.

17.1.9	Validation

Validation performed on the models and estimation comprised:

	●	Interpolation scripts were examined, and compared to the interpolation plan;

●
Visual validation where grade interpolation was examined relative to drill hole composite values by inspecting sections and plans. The checks showed good agreement between drill hole composite values and model cell values;

●
Grade distributions for different estimation domains were examined, and the grade distribution was determined to be consistent. Grade–tonnage curves were compared with historical estimations. The gold distribution was maintained and the grade–tonnage decreased in a manner that was consistent with the change in classification confidence;

●
Gold and copper assays were compared to block model grades using histograms and cumulative frequency plots. Domaining, capping strategies, search neighbourhood, and grade estimation plans were reviewed and found to be acceptable;

	●	Comparison of the resource model to a NN model showed that the block model was globally unbiased;

	●	Local trends in the grade estimates (grade slice or swath checks) were performed and demonstrated good correlation between the different estimation methods.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

17.1.10	Mineral Resource Classification

The mineral resources for Cerro Casale were classified into Measured, Indicated, and Inferred mineral resource categories by CMC. Designation of each classification category was based on gold.

Ranges derived from an omni-directional correlogram were used to determine the distance to the nearest hole for each classification category. In addition to this distance, the number of holes used to estimate a block was also considered. The Measured component of the mineral resource is consistent with the selection of 60% of sill, 80% of sill for Indicated resources, and 90% of sill for Inferred resources.

Once distances were established for each class, the additional criteria in Table 17-3 and Table 17-4 were imposed on the model to determine the final designation for the mineral resource classification.

17.1.11	Assessment of Reasonable Prospect of Economic Extraction

Mineral resources are defined within a Whittle optimized pit shell based on metal prices of $850/oz Au and $2.5/lb Cu, and average G&A cost of $0.626/t milled, mining cost of $1.44/t mined, stockpile re-handling cost of $0.5/t rehandled, heap leach cost of $2.861/t leached, and plant operating cost of $5.901/t milled.

Table 17-4: Additional Criteria Used to Classify Mineral Resource Categories in Main Unit (Domains 3 and 5)

Category	Minimum No. of Drill Holes Used to Generate Estimate	Distance to Nearest Sample
Measured	1	<15 m
Measured	2	>15 m and <35 m
Indicated	2	<110 m (closest <75 m)
Indicated	1	>15 m and <35 m
Inferred	2	<180 m (closest <75 m)
Inferred	1	>35 m and < 75m

Table 17-5: Additional Criteria Used to Classify Mineral Resource Categories in All Remaining Domains

Category	Minimum No. of Holes Used to Generate Estimate	Distance to Nearest sample
Measured	1	<15 m
Measured	2	>15 m and <35 m
Indicated	2	<100 m (closest <75 m)
Indicated	1	>15 m and <35 m
Inferred	2	<140 m (closest <75 m)
Inferred	1	>35 m and <75 m

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

17.1.12	Mineral Resource Statement

The mineral resources for Cerro Casale at a zero net smelter return (NSR) cut-off are summarized in Table 17-6. Mineral resources have an effective date of December 31, 2008.

Mineral resources are classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral resources are exclusive of mineral reserves and do not include dilution.

Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability.

Table 17-6: Mineral Resource Statement, Cerro Casale Deposit

		Contained Grades			Contained Metal
Mineral Resource Category	Tonnage (kt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold (koz)	Silver (koz)	Copper (Mlb)

Measured	27,182	0.36	1.3	0.16	318	1,116	95

Indicated	319,192	0.42	1.2	0.19	4,334	11,884	1,367

Measured + Indicated	346,374	0.42	1.2	0.19	4,652	13,000	1,462

Inferred	229,830	0.39	1.0	0.19	2,894	7,499	981

Notes:
1.	Mineral resources are exclusive of mineral reserves and do not include dilution;
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability;
3.
Mineral resources are reported to a gold price of US$850/oz and a copper price of US$2.50/lb. Au and Cu cut-off grades above are estimated assuming no contribution from the other metal, whereas the actual cut-off is based on zero NSR estimations on a block-by-block basis applying all revenue and associated costs.

4.	Mineral resources are defined with a Lerchs-Grossman pit shell;
5.	Tonnages are rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places for Au and Cu, grades for Ag are rounded to one decimal;
6.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content;
7.	Tonnage and grade measurements are in metric units. Gold ounces are reported as troy ounces, copper pounds as US imperial pounds.

17.2	Mineral Reserves

Mineral reserve estimates were prepared by AMEC under the direction of Mike Mutchler, an employee of CMC. The mineral reserve estimate has an effective date of December 31, 2008.

The proposed mine plan envisages a bulk-mining open pit scenario, and a production rate of 54 Mt/a, from a nominal mining rate of 220 Mt/a. The estimated mine life is 18 years.

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

The 18 years of open pit life have been divided into three pit phases to facilitate the early extraction of the most profitable combination of oxide and sulphide ore, and to defer or minimize the waste stripping. The phases were designed using a Lerchs–Grossmann open pit optimizer output contained in the Whittle® software as a guide, and smoothed with computer-aided design (MineSight™) software. The mining phases are relatively large; minimum mining width is not expected to be a significant concern.

Smoothing the pit designs involved redefining the optimized pit shells to provide equipment access and to ensure that wall slopes were designed in accordance with the recommended slope angles. The overall wall slope angles vary from 38° to 43° and the pit haulage ramps have been designed with a width of 40 m and a maximum gradient of 10%.

The amount of dilution at Cerro Casale is projected to be small (less than 1%) due to the large, low-grade, disseminated nature of the mineralization.

Mineral reserve estimation supporting assumptions are discussed in Section 19 of this Report. Declaration of mineral reserves as a result of pre-feasibility level studies included:

	●	Consideration of only Measured and Indicated mineral resources;

	●	Derivation of operating and capital costs for the Project as designed;

	●	Consideration of royalty burden, assuming a gold price in excess of US$600 per ounce;

	●	Consideration of potential taxation rates;

	●	Review of legal and tenure position;

	●	Review of socio-economic, environmental and permitting requirements;

	●	Consideration of potential markets.

These studies indicated that the Project had positive economics, and therefore that mineral reserves could be declared.

17.2.1	Cut-off Grades

Mill ore economic cut-off grades vary by ore types based on the different recoveries. Gold and copper cut-off grades above are estimated assuming no contribution from the other metal, whereas the actual cut-off is based on zero NSR estimations on a block-by-block basis applying all revenue and associated costs. Gold economic cut-off grades range from 0.39 g/t Au to 0.41 g/t Au. Copper economic cut-off grades range from 0.21% Cu to 0.23% Cu. The heap leach oxide economic cut-off grade is 0.24 g/t Au with only material categorized as oxide considered as heap leach feed.

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

17.2.2	Mineral Reserve Statement

The mineral resource model was diluted to form the basis for the mine optimization, design, and production schedule. Mineral reserves included only mineralization classified as Measured and Indicated mineral resources. A tabulation of the mineral reserve categories by ore type within the smoothed proposed ultimate pit is provided in Table 17-7.

Mineral reserves were estimated using metal prices of $725/oz gold, $2.00/lb copper, a total processing cost of $6.63/t for mill ore and $2.72/t for run-of-mine (ROM) heap leaching. Variable recoveries of copper and gold are applied based on material type as summarized in Section 16. Sensitivity of the pit limit to these base parameters, affecting estimated mineral reserves, is discussed in Section 19 of this Report.

Table 17-7: Mineral Reserve Statement Cerro Casale Deposit

		Contained Grades			Contained Metal
Mineral Reserve Category	Tonnage (kt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold (koz)	Silver (koz)	Copper (Mlb)
Proven	225,130	0.64	2.0	0.19	4,656	14,317	953
Probable	863,991	0.60	1.6	0.23	16,580	44,725	4,355
Proven + Probable	1,089,121	0.61	1.7	0.22	21,236	59,042	5,308

Notes:
1.
Mineral reserves are estimated using a US$725/oz gold price, and a US$2.00/lb Cu price. Au and Cu cut-off grades above are estimated assuming no contribution from the other metal, whereas the actual cut-off is based on zero NSR estimations on a block-by-block basis applying all revenue and associated costs.

2.	Mineral reserves are reported using an economic function that includes variable operating costs and variable metallurgical recoveries;
3.	Tonnages are rounded to the nearest 1,000 tonnes, grades are rounded to three decimal places;
4.	Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content;
5.	Tonnage and grade measurements are in metric units. Gold ounces are reported as troy ounces.

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

18.0	OTHER RELEVANT DATA AND INFORMATION

There is no other data or information relevant to the Project that is not covered in other sections of the Report.

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

19.1	Proposed Mining Operations

Open pit mining at a conceptual rate of 220 Mt/a, smoothed for truck requirements, is required to provide the nominal 54 Mt/a of sulphide mill feed and 37 Mt/a of oxide ore to heap leaching.

19.1.1	Pit Optimization

Nested pit shells were developed for the deposit, at a range of revenue factors, with revenue factor 1 being equal to the economic parameters defined in Table 19-1 and Table 19-2. Sustaining capital allowances were not added to either the processing or mining costs. No discounting was applied; either in the form of direct bench discounting or net present value (NPV) analysis or scheduled nested shells. The parameters for year end mineral reserve reporting were updated from the initial pre-feasibility parameters, based on the results from the pre-feasibility study and on-going metallurgical test work, and are shown in Table 19-1 and Table 19-2 for comparison. The pit limit was checked, applying the new parameters, and found to be consistent with the pre-feasibility designed pit shell. The mineral reserves were therefore reported within the pre-feasibility design pit shell, using the new cut-off grades that result from the updated parameters, and are reported in Table 17-7.

The Cerro Casale mineral reserve has been divided into a sequence of three pit phases of decreasing profitability in order to facilitate an efficient mining schedule and realize the highest NPV for the Project. The last two of these phases were split into east and west sub-phases in order to defer waste mining and keep the peak mining rate as low as possible.

The planned three-phase pit development based on the pre-feasibility pit outline is shown in Figure 19-1.

19.1.2	Proposed Operation

The proposed ultimate pit is conical in shape and the maximum overall slope height is about 1,224 m, which occurs in the northwest portion of the pit. The ultimate pit bottom is situated at an elevation of 3,422 m.

Haulage ramps internal to the final pit limit were designed with a maximum grade of 10% and a width of 40 m. These haulage ramps are designed to accommodate the removal of material (ore and waste) from the mining phases described above. Due to the east-west split of the final two mining phases into sub-phases, designed to minimize peak mine capacity, a separate but interconnecting system of main ramps is required. This double ramping system does not affect overall slope angles or total pit volume, since geotechnical berms are required in any event to limit the inter-ramp slope heights to the recommended maximum of 238 m (224 m for 16 m benches).

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

Table 19-1: Mining Costs used in Pre-Feasibility Study Pit Optimization and Year End Reserve Reporting

Mining Cost	Pre-feasibility Study	Year End Mineral Reserve Reporting
Base Mining Cost (ore and waste) ($/t)	1.04	1.27
Pit Entrance Elevation (m)	4078	4078
Incremental Cost per Bench Above 4078 m Elevation ($/t)	0.012	0.014
Incremental Cost per Bench Below 4078 m Elevation ($/t)	0.024	0.028

Table 19-2: Processing Costs and Recoveries used in Pre-Feasibility Study Pit Optimization and Year End Reserve Reporting

Parameter	Pre-feasibility Study	Year End Mineral Reserve Reporting
Au Price (US$/oz)	750	725
Au refining Cost (US$/oz)	6.50	6.50
Cu Price (US$/lb)	2.00	2.00
Cu Price Participation (US$/lb)	0.025	0.025
Cu Selling Cost (US$/lb)	0.394	0.285
Heap Leach Processing Cost (US$/t)	2.86	2.72
Sulphide Processing Cost (US$/t)	5.90	5.91
G&A Cost (US$/t)	0.63	0.72
Au Recovery (DP) (%)	76.3	71.3
Au Recovery (GRD) (%)	66.6	76.3
Au Recovery (MDBX) (%)	69.6	71.2
Au Recovery (VCGL) (%)	64.7	71.1
Au Recovery (Oxide) – Heap Leach (%)	50.0	50.0
Cu Recovery (DP) (%)	81.1	82.6
Cu Recovery (GRD) (%)	84.9	88.2
Cu Recovery (MDBX) (%)	85.9	87.3
Cu Recovery (VCGL) (%)	80.1	86.5
Cu Recovery (Oxide) – Heap Leach (%)	10.9	10.9

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

Figure 19-1: Pre-feasibility Study Planned Pit Phases Schematic

Open pit mining is planned to be carried out with haul trucks and a combination of electric shovels, hydraulic excavators, and large front-end loaders. The initial production fleet is proposed to consist of thirty-seven 360 t trucks (increasing to forty-six from 2016 to 2018), five 1,200 t class electric shovels, two 700 t class hydraulic shovels, and two 40 m3 rubber tired loaders. The truck fleet is expected to be augmented by a trolley-assist system in 2021 as the majority of mining progresses below the pit entrance elevation of 4,078 m.

All rock is expected to require drilling for sampling and blasting purposes. A fleet of fourteen 229 mm diesel powered blasthole drills is planned to perform this function for ore and an additional ten 311 mm electric drive blasthole drills (increasing to fourteen in 2018) are planned for waste drilling. Grade control at Cerro Casale will be performed using conventional blasthole sampling techniques.

The mine is planned to be headed by a Mine Manager who will report to an Operations Manager. There will be four departments consisting of 826 people in total at peak production:

●	Mine Operations;

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Kinross Gold Corporation Cerro Casale Project Northern Chile NI 43-101 Technical Report

	●	Mine Maintenance;

	●	Mine Electrical;

	●	Mine Technical Services.

Considerable pre-stripping will be required to access the deeper, more profitable sulphide ore in the early stages of production. The primary crusher is planned to be located 500 m south of the ultimate pit limit, although a 2 km haul road will be required out of the Stage 1 pit around the east side of Cerro Casale.

Waste dumps and low-grade stockpiles are planned to be located within 500 m of the pit entrance. The Nevado River valley will be used to store waste rock. The northern edge of the waste rock dump will form the buttress for the tailings dam. The dumps are planned to be built at the 4,075 m pit entrance elevation from the onset of mining. All mining is planned to be carried out on 16 m benches, with final pit wall berms at 32 m intervals.

A sensitivity analysis was performed in order to gain a global perspective on the pit limits and what could drive major changes in the final design used to support pre-feasibility studies. The pit limit was found to be insensitive to the following variables:

	●	Mining and processing costs (±10%);

	●	Slope angles (±4°);

	●	Inclusion of heap leach process;

	●	Inclusion of Ag;

	●	Reducing the Cu price to US$1.8/lb from the base case US$2.0/lb;

	●	Reducing the Au price to US$675/oz from the base case US$750/oz.

19.1.3	Proposed Production Schedule

Pre-stripping of Cerro Casale is planned to commence in 2012, two years prior to the start-up of the sulphide plant, with sulphide ore sent to stockpile. Oxide ore will be sent to the heap leach which is expected to begin operating at the end of 2012 with initial gold production six months later. Initial pre-stripping of 124 Mt of material is required prior to the start of gold production.

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The three lines of the sulphide process plant are planned to come on stream one at a time, beginning in the last quarter of 2013, achieving the full production rate of 150,000 t/d (54 Mt/a) by the end of 2014. The proposed life-of-mine (LOM) production plan is included as Table 19-3. The proposed production plan LOM totals, shown in Table 19-3, are as reported in the pre-feasibility study. These vary slightly from the reported mineral reserves in Table 17-7 due to the economic and metallurgical parameters applied, as discussed above in Section 19.1.1 of this Report. The reported mineral reserves are marginally higher than the pre-feasibility study LOM plan, but would not have a material impact on this proposed production plan since they both use the same designed pit shell and have the same total tonnes mined.

19.2	Conceptual Layout and Infrastructure

Proposed infrastructure and the various infrastructure layouts as defined in the pre-feasibility study are discussed in Section 5.3 of this Report.

19.3	Proposed Waste Rock Facility

Approximately 2,100 Mt of waste is envisaged to be mined over the 18 year life of the mining operation. Of this total, some 220 Mt of waste rock has been scheduled for tailings dam construction over the mine life.

Waste rock would be mined by a conventional truck and shovel operation using 360 t end dump trucks. The average peak waste dump production rate is planned at about 450,000 t/d.

The Nevado River valley east and southeast of the open pit is well situated and able to contain the open pit waste, and therefore was the only WRF considered in this study. Valley floor elevations range from 3,820 m in the north to 3,725 m in the south end of the dump area. The waste will be contained between the eastern and western edges of the valley. The north face of the WRF will form the downstream backing for the TSF.

Only the south side of the WRF is open through a relatively narrow throat in the valley walls through which the Nevado River flows. The area will contain the requisite waste tonnage with a finished top elevation of 4,075 m.

There is a potential for acid rock drainage at Cerro Casale. This interpretation is based testwork performed by Placer Dome on static and kinetic geochemical characterization studies of samples derived mainly from drill core. There are two factors of acidity in the mine: sulphide mineral oxidation (acid-base accounting and Net Acid Generating test (NAG) and jarosite dissolution. Humidity cell data and leach extraction tests that show the prevalence of calcium sulphate minerals and jarosite, which presents a risk for elevated sulphate levels in resulting drainage. Certain rock and/or alteration types also showed elevated metals in drainage. These included As, Cd, Mo, Ni, Sb, Se, and Zn; however, results are preliminary.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Table 19-3: Projected Production Plan (10 Year Plan 2015 – 2024).

Production	Units	LOM	2012 Est.	2013 Est.	2014 Est.	2015 Est.	2016 Est.	2017 Est.	2018 Est.	2019 Est.
Tonnes Ore Mined	(000’s)	1,029,853	—	21,793	69,500	89,368	89,664	68,218	53,862	53,507
Strip Ratio	(X)	2.02	—	5.27	1.68	1.35	1.57	2.30	2.67	3.50
Tonnes Waste Mined	(000’s)	2,084,757	57,833	114,832	116,992	120,836	141,111	157,128	143,988	187,423
Tonnes Processed	(000’s)	1,029,853	—	21,793	69,500	89,368	89,664	68,218	53,862	53,507
Au Grade	(g/t)	0.60	—	0.43	0.53	0.50	0.58	0.67	0.47	0.55
Ag Grade	(g/t)	1.43	—	0.16	0.62	0.73	0.88	1.40	1.64	1.63
Cu Grade	%	0.21	—	0.03	0.08	0.09	0.16	0.24	0.20	0.21
Au Recovery	%	70.20%	—	34.34%	51.99%	61.16%	66.18%	75.31%	80.16%	73.63%
Ag Recovery	%	46.01%	—	46.01%	46.01%	46.01%	46.01%	46.01%	46.01%	46.01%
Cu Recovery	%	83.97%	—	47.07%	66.41%	68.92%	77.32%	82.30%	83.19%	83.48%
Total Au. Production	oz.	13,928,749	—	102,711	610,095	880,154	1,111,049	1,113,245	647,083	694,279
Total Ag. Production	oz.	21,735,460	—	51,587	633,039	962,345	1,171,906	1,414,529	1,305,407	1,290,701
Total Cu. Production	lb	4,055,728,599	—	5,978,101	79,903,104	123,489,839	241,677,097	298,411,324	201,410,324	205,228,791
Total Au. Equivalent Production	oz.	25,476,726	—	120,056	840,995	1,236,744	1,797,141	1,959,861	1,224,305	1,281,791
Production	Units	2020 Est.	2021 Est.	2022 Est.	2023 Est.	2024 Est.
Tonnes Ore Mined	(000’s)	54,050	54,035	53,720	53,595	53,588
Strip Ratio	(X)	2.93	3.26	3.36	3.28	2.75
Tonnes Waste Mined	(000’s)	158,599	176,025	180,373	175,638	147,379
Tonnes Processed	(000’s)	54,050	54,035	53,720	53,595	53,588
Au Grade	(g/t)	0.54	0.59	0.71	0.74	0.79
Ag Grade	(g/t)	1.47	1.80	2.00	2.47	1.99
Cu Grade	%	0.20	0.20	0.25	0.30	0.34
Au Recovery	%	73.02%	72.69%	74.36%	74.11%	74.01%
Ag Recovery	%	46.01%	46.01%	46.01%	46.01%	46.01%
Cu Recovery	%	82.67%	83.22%	85.53%	87.36%	88.56%
Total Au. Production	oz.	689,405	748,257	906,702	940,986	1,008,168
Total Ag. Production	oz.	1,173,036	1,441,481	1,589,977	1,960,481	1,577,422
Total Cu. Production	lb	192,124,729	202,479,640	248,749,774	305,663,121	357,632,726
Total Au. Equivalent Production	oz.	1,238,820	1,330,681	1,619,225	1,816,644	2,020,850

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Additional sampling and testing to characterize the waste rock and tailings materials is planned. This includes additional tailings characterization and additional core drill programs to provide sufficient sample for waste rock characterization.

19.4	Geotechnical Considerations

Slope stability work was undertaken in 1999, subsequently updated in 2005, and again in 2008 (Piteau 1999, 2005, 2008a).

Kinematic analysis recommended ultimate inter-ramp slope designs that range from 44° to 46° in the VC and VF domains, and from 42° to 45° in the CI domain. These inter-ramp slope designs were based on a double (34 m high) bench configuration in all areas of the pit, including a maximum inter-ramp slope height of 238 m, equivalent to seven double benches (224 m for 32 m double benches), to provide better operational flexibility to mitigate any multi-bench failures.

Recommended inter-ramp slope designs for interim slopes ranged from 48° to 49° in the VC domain, from 44° to 46° in the VF domain, and from 44° to 47° in the CI domain. For the purposes of the pre-feasibility study, any slopes that had a service life of less than five years and an overall slope height of less than 238 m (224 m for 32 m double benches) were considered as interim slopes. The more conservative inter-ramp slope design criteria for ultimate slopes were recommended to be applied to any slopes not meeting these criteria.

Data from rock mass shear strength measurements, overall slope stability analyses, and groundwater modeling using conservative assumptions and assuming hydrostatic conditions, were used to perform overall slope stability analysis. Deep seated rotational failure of the rock mass is considered unlikely for the proposed maximum overall slope heights and slope angles analyzed (Piteau, 2008b).

Because of very high slopes proposed for Cerro Casale, preliminary numerical modeling was conducted to provide order of magnitude estimates of the likely stresses that may be induced by mining. Modeling results show that there was a lack of a continuous path of yielded elements behind the face of the ultimate pit, indicating that overall failure of the wall is unlikely as currently designed. However, these results have no available empirical data for model calibration and should be considered preliminary estimates.

19.5	Hydrological Considerations

The planned open pit is located on a conical-shaped volcanic intrusion directly below Cerro Cathedral. The location of the proposed pit will limit its watershed area to the pre-feasibility study pit footprint of 3.66 km2, plus a 1.05 km2 area located above the high wall.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Surface run-off quantities in the Project area are expected to be very small, due to the permeable colluvial soils that underlie the site and the arid climate. Although reliable continuous stream gauging data are not available to document run-off response to storm events in the Nevado River, the data collected provides strong evidence that run-off rates are low, and that the majority of precipitation will infiltrate to become groundwater. High infiltration rates will also occur into subgrade on benches above the ambient phreatic groundwater surface. Low infiltration rates and high run-off rates, will occur from bench faces and from subgrade below the ambient phreatic groundwater surface.

The proposed dewatering design for the pit includes both surface water and groundwater control measures. Surface water control measures include one diversion and a staged sump system. Groundwater control measures are expected to be limited to deep wells.

19.6	Environmental Considerations

CMC evaluated the source and characteristics of various emission types that might be generated from the planned mining operation, and the control methodologies applicable to each, at a level suitable to support the pre-feasibility study. Additional work will be required to determine the specific discharge rates for these emissions to support more detailed studies. Currently identified emissions include:

Waste water: In order to mitigate potential ARD effects of the waste rock, drainage or diversion systems must be implemented once additional waste rock geochemistry data is available during the feasibility stage.

Noise and vibrations: During the construction and operation stages, noise emissions will primarily come from movement of vehicles around the proposed pit and waste dump areas, earthworks for pre-stripping, blasting, and construction activities in general. The principal source of vibrations will be from blasting in the proposed mine.

Dust and gas emissions: Alterations to air quality will be produced by mine operations primarily as a result of dust emissions from drilling and blasting, material movement (waste rock and ore), and traffic on internal mine roads.

Solid waste emissions: During the construction and operation stages, solid waste will be generated in the mine area. These wastes include domestic waste, non-hazardous industrial waste, and hazardous industrial waste. To facilitate waste collection and classification, specific sites will be assigned in different areas of the mine for collecting and storing waste.

Page 19-8

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

19.7	Closure Plan Concept

A closure concept has been developed for the pre-feasibility study. The total closure cost estimated for the Project has been estimated to be US$68.6 million. The costs do not cover post-closure activities such as water treatment and monitoring; they have been incorporated in the financial model as part of a trust fund to be funded during operations such that the trust fund is planned to contain $37.8 million at end of closure period. This will allow all of the post-closure activities to be performed without additional funds.

The closure plan has assumed a perpetual treatment system in order to comply with the requirement to maintain baseline conditions in the Nevado River at a surface water monitoring point known as SW-04. Therefore, the program of environmental monitoring and maintenance is planned for after mining and processing operations cease. Monitoring will document the performance of the reclamation measures once they are implemented including physical and chemical stability.

This closure plan assumes that, with exception of the decommissioning of the heap leach in Year 12, all other facilities and infrastructure will remain in operation until the end of mine life. However, if open pit mine and WRF sequencing allow concurrent reclamation to be performed during the operations phase, then some sequential closure may be performed during this phase.

The closure plan will comply with current Chilean Closure Regulations (D.S. 72/2004) in addition to complying with air, water, and other emissions control regulations during closure and post-closure activities. The approved EIA for the Project includes additional commitments and obligations to be met during the closure and post-closure phases. Hence, the objectives of the closure plan reflect compliance with current regulations, the obligations register, and best management practices.

Rehabilitation of the Cerro Casale site will consist of the following summarized elements:

●	Removal and appropriate disposal off site of all hazardous chemicals, reagents, materials from both the mine, and other surface facilities such as the process plant and port area;

●	Demolition and removal of all above grade buildings, foundations, and other infrastructure (overhead piping, electrical cables) no longer required once the mine has closed;

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

	●	Clean-up of all surface yards including removal and appropriate disposal of all materials;

	●	Concentrate and water pipelines will remain buried, and will be rinsed and capped at the ends;

	●	Port facilities and the evaporation pond will be removed;

	●	Power lines and some transformers will remain in use for the camp and water treatment plant;

	●	Mine closure will include placement of safety berms and signs. A pit lake will form after closure but will not have a surface discharge;

	●	The heap leach pad which will operate until Year 6 will be completely covered by the WRF;

●
The WRF facility consisting of two 200 m lifts will be constructed with the outer faces at the angle of repose and will be stable. No resloping is expected to be performed and no cover will be placed on the surface for the closure stage;

●
TSF closure will involve removal of upstream diversion structures used for operations, placement of waste rock to prevent dust generation, construction of prepared channels on the surface which lead to spillway on native ground east of the WRF;

	●	The water management for the closure is planned to consist of managing contact water and seepage above the TSF through main works, natural drainage, and storm flows;

	●	The water treatment plant is planned to remain in place after closure to provide sufficient water quality and quantity to maintain natural conditions at SW-04.

19.8	Markets

It is expected that Cerro Casale will produce and sell copper/gold concentrate to generate the majority of the revenue for the Project. The percentage distribution of the contained metal values for the average Cerro Casale concentrate is 44% copper, 54% gold, and 2% silver based on the updated estimates for concentrate quality for the first 10 full years of operation.

Recently many smelters have reported their long-term feeds are falling short of historical average copper grades, preventing the smelters from achieving their target copper feed grades. In this regard, Cerro Casale’s grade of 26.9% copper in Years 1 to 5 while still lower than the smelters’ target level, is not viewed negatively due to the overall average grade reduction in copper concentrate worldwide.

Page 19-10

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Kinross notes that Cerro Casale’s concentrate specification represents a complex copper/gold concentrate containing many minor elements considered deleterious to the custom copper smelting process. Based on the current specifications, all minor elements are within acceptable limits for the wider smelter market identified for the concentrate.

Specifications are based on the results of the metallurgical pilot plant testwork carried out from June to September 2008. Treatment charges and terms reflect the expected smelter returns for Cerro Casale quality of concentrate in the market over the long term (Table 19-4). These terms take into account market contracts currently in place, historical long-term market terms and conditions, current available forecasts for market terms, and forecast concentrate supply/demand balance from independent sources.

Long-term off-take agreements are necessary to ensure that the Cerro Casale complex concentrate can be sold at competitive terms. CMC has held discussions with custom copper smelters, many of which specialize in treating copper concentrate containing high levels of gold. The marketing plan involves negotiating Letters of Intent (LOIs) with smelters in the Far East, Europe, India, and Chile during the feasibility stage of the Project.

Table 19-4: Projected Refining and Treatment Charges Summary

Item	Unit	Amount	US$/dmt
Au Payable	%	97	1,402.64
Cu Deduction	—	1 unit, pay 100% of balance	1,200.35
Ag Payable	%	90	56.56
		Total payables	2,657.55
Treatment	US$/dmt	80	80.00
Charge
Refining Charges
Cu	US$/pay lb	0.08	48.01
Au	US$/pay oz	6.50	12.57
Ag	US$/oz	0.40	1.85
Insurance	% of value	0.03	0.75
Loss in Transit	%	0.1	2.45
Cu RC PP	—	5% >US$1.5/lb capped at US$0.05/lb	15.00
Penalty Charges	US$/dmt	1.00	1.00
Ocean Freight	US$/dmt	46.74 (average rate of US$43/wmt at 8% moisture content)	46.74
Port Handling	US$/dmt	7.00 (draft survey, sampling, and representation included)	7.00
Total smelter costs, transport costs including insurance and losses			215.37
Total Net Smelter return (basis filter plant at port)			2,442.18

Page 19-11

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Additional testwork is required to identify the potential variability of these minor elements from year to year, and within each production year. This testwork will provide Cerro Casale with the ability to continually deliver concentrate within the specifications above, and within the treatment thresholds required by the potential smelting companies. Updated information on potential minor element variations should be available during the planned feasibility stage investigations.

19.9	Estimation of Operating and Capital Costs

Information contained in this section contains forward-looking information based on expectations, estimates and projections as of the effective date of this Report that are subject to a number of assumptions and known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented in this Report. The words “plans”, “expects”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” and similar expressions, identify forward-looking statements and information.

The forward-looking statements made and forward-looking information presented in this Section are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the effective date of this Report, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Risk factors for Cerro Casale include, but are not limited to: risks and uncertainties relating to the interpretation and accuracy of drill results; the geology, metallurgy, grade and continuity of the mineral deposit; the possibility that future exploration, development or mining and processing results will not be consistent with our expectations; variations in mining dilution and metal recoveries; unanticipated difficulties in commencing production, the potential for delays in exploration or development activities related to the completion of a proposed feasibility study; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; the price of gold, copper and other commodities; currency fluctuations; labour relations; receipt of necessary governmental permits or approvals and timing thereof; domestic and foreign laws or regulations, particularly relating to the environment and mining; domestic and international economic and political conditions; the ability to obtain or maintain necessary financing for the Project; and other risks and hazards associated with mining operations.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Page 19-12

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

19.9.1	Capital Costs

The Cerro Casale Project pre-feasibility capital cost estimate that was used to support declaration of mineral reserves is an update of the Placer Dome/Bechtel 2005 estimate and includes some of their designs and quantities. Capital costs were defined with reference to direct cost, indirect cost, and Owners’ Costs and were distinguished from operating costs and sustaining capital to provide a consistent and transparent basis for financial evaluation.

The updating included the following:

●	Part of the estimate required additional detailed take-offs;

●
Where the design was not done in sufficient detail to prepare material take-offs, the estimate was based on factors or allowances. The basis of estimate clearly identified areas where a factor or allowance was used;

●	Some estimate quantities in the previous estimate were updated using current Chilean rates;

●	Owners’ Costs were developed from first principles by CMC;

●	The 2005 estimate had 25% of the cost factored as compared to the 2008 pre-feasibility estimate which had less than 7% of the direct cost factored.

An @RiskTM computer simulation program was used as part of the capital cost analysis to determine contingency. Contingency was categorized by discipline based on input risk criteria such as quantity takeoffs, design status, market conditions, unit installation work hours, labour productivity, labour cost per hour, contractor costs, material costs, and construction equipment. Expected ranges for these categories were input and the results analyzed to determine the appropriate recommended contingency amount. The prime criterion in contingency determination was an 85% probability of meeting the estimated total cost of the Project. The contingency analysis itemized probabilities from 5% probability (P5) to 95% probability (P95). CMC elected to use a probability of 50% (P50) for the financial analysis in the pre-feasibility study that was used to support declaration of mineral reserves.

An estimate de-escalation of the Cerro Casale capital cost estimate was performed based on 3rd quarter 2008 U.S. dollars. The model determines potential savings to the Project due to the global recession and downturn of the world economies. The estimate was summarized at the discipline level, broken down into categories such as currency fluctuations, freight, and major process, electrical, and mining equipment, and further broken down by percentage. The model looked at the minimum line and the base line estimate (3rd quarter 2008 U.S. dollars) as the maximum. The result, depending on which probability factor was used, determined the outcome. A probability factor (P50) was used in the estimate as the de-escalation number.

Page 19-13

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Sustaining capital costs were estimated as stand-alone costs and integrated into the overall capital cost estimate. Owners’ Costs were developed by CMC and incorporated into the capital cost estimate. Contingency was evaluated using @RiskTM software. The prime criterion in contingency determination was an 85% probability of meeting the estimated total cost of the Project.

The capital cost estimate is based on 3rd quarter 2008 U.S. dollars. The accuracy of the pre-feasibility capital cost estimate for the Project taking into account the current state of design and procurement is within ±20% of final Project costs at the summary level. The initial capital cost for the Project is summarized in Table 19-5. The accompanying capital cost expenditure is presented in Table 19-6. Total sustaining costs are summarized in Table 19-7.

Table 19-5: Pre-Feasibility Study Projected Initial Capital Cost Summary

Description	Area	Cost (US$000’s)
Direct Cost
Open Pit Mine	11	843,858
Ore Handling	31	184,280
Processing Plant	41	882,341
Tailings/Reclaim & Water Treatment Facilities	51	136,732
On-Site Infrastructure	61	236,139
Off-Site Infrastructure	71	513,226
Total Direct Cost		2,796,576
Total Owners’ Cost	81	247,610
Indirect Cost	91	—
EPCM Cost	911	244,715
Vendor Reps	9111	6,145
Temporary Installations	912	29,034
Temporary Services	913	53,805
Tools, Equipment, & Consumables	914	65,739
Environmental, Sustainability, Safety, & Health Supplies	915	579
Temporary Camp	916	76,610
Freight/Traffic & Logistics	917	78,408
Commissioning	918	1,213
Total Indirect Cost & Owners’ Cost		803,859
Total Direct, Indirect Cost, & Owners’ Cost		3,600,435
Contingency	PP1	444,065
Escalation	PP2	(395,400)
Taxes	PP7	—
Total Provisions		48,665
Total Capital Cost		3,649,100

Page 19-14

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Table 19-6:	Pre-Feasibility Study Projected Initial Capital Expenditure Schedule ($000’s)

	Years
Project Capital	2009	2010	2011	2012	2013	2014	Total
Mine	—	—	282,061	381,268	145,806	34,722	843,857
Process with Heap Leach SART	—	—	219,876	705,965	197,567	79,945	1,203,353
Infrastructure	—	—	200,564	436,191	79,245	33,366	749,366
Owners’ Cost	7,713	32,652	32,202	68,978	38,604	17,625	197,772
Indirect Cost	12,236	24,471	93,299	314,919	118,786	42,376	606,087
Contingencies	1,713	3,425	102,603	253,893	58,901	23,528	444,065
Escalation	(1,525)	(3,050)	(91,359)	(226,070)	(52,446)	(20,949)	(395,400)
Subtotal by Year	20,136	57,498	839,245	1,935,145	586,463	231,562	3,649,100

Table 19-7:	Pre-Feasibility Study Summary of Projected Sustaining Capital Cost

Description	Cost (US$000’s)
Direct Cost
Sustaining Capital – Mine	259,100
Sustaining Capital – Process	143,022
Sustaining Capital – Infrastructure	5,080
Total Sustaining Capital Cost	407,202

19.9.2	Operating Costs

Operating costs used to support declaration of mineral reserves were representative of mid-2008 pricing and of a processed ore stream exhibiting the life-of-mine (LOM) average characteristics of ore abrasiveness, hardness, grades, and rock type proportions as outlined in the conceptual mine plan.

Operating costs were derived by applying the following to the production forecast:

●	Equipment productivities and equipment/circuit availabilities;

●	Equipment hourly operating costs;

●	Labour requirements;

●	Wages and salaries;

●	Grinding steel consumption adjusted to rock type abrasion indices per empirical equations;

●	Reagent consumption per testwork or stoichiometric relationships.

Individual costs were assessed as follows:

●	A fuel price of US$85/bbl WTI was assumed. This results in a unit diesel price of US$0.76/L delivered on site;

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

●	The electrical energy cost assumed was US$0.083/kWh;

●
The LOM average mine operating cost per tonne was estimated to be US$1.44/t. This estimated operating cost varies between average costs of approximately US$1.27/t over the first ten years of the mine life, and then progressively increasing to an average cost of US$1.82/t over the last eight years, due mainly to long uphill hauls from the bottom of the pit;

●	The work schedule assumes mine production will operate 24 h/d, 7 d/wk, 365 d/a. Operations and mining personnel will work on two 12 h shifts.

Operating costs for the flotation plant were established using data supplied by CMC, design information, and suppliers’ quotes, at $5.61/t processed. Costs are based on the design ore throughput rate of 150,000 t/d, the rock type distribution, and the average feed grades in the mine plan.

The projected average overall operating costs for the Cerro Casale property are presented in Table 19-8 of this Report.

Table 19-8: Pre-Feasibility Study Projected Average Direct Operating Costs

Component	Cost $M/a	Cost per tonne per Indicated Type ($/t)	Percentage of Overall Cost (%)
Mining	285.0	1.44/t of mined rock	39.6
Processing – Flotation Plant	308.5	5.61/t of sulphide ore	42.9
Processing – Heap Leaching	88.2	2.45/t of oxide ore	12.3
G&A	37.6	0.69/t ore processed	5.2
Total	719.3		100.0

19.9.3	Financial Analysis to Support Mineral Reserve Declaration

To ensure that the Project demonstrated economic viability sufficient to support mineral reserve declaration, a financial analysis was undertaken that incorporated the projected operating and capital costs, and the following additional parameters:

●
Long-term metal prices were derived from three year backwards London Metal Exchange spot price averages rounded up to projected averages at the end of the 3rd quarter 2008. The prices are gold at US$725/oz, copper at US$2.00/lb, and silver at US$12.00/oz;

	●	The exchange rate assumed $US1 was equivalent to $1.05 Canadian dollars, and 525 Chilean pesos;

	●	A 3% NSR royalty was applied annually with a US$3 million cap;

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

●	Depreciation was calculated using units of key metal production (gold) as well as Chilean defined depreciation classes. These results were used as a basis for the Project’s tax calculation;

●	The effective tax rate used in the analysis comprises the following:

	–	Chilean corporate tax – 17%

	–	Chilean mining tax – 5%

	–	Foreign ownership tax – 18%;

●
Closure costs of $68.5 million and post-closure annual costs of $2.8 million per year that were used in the financial model were modeled as accrued annually throughout production at a rate of $2.5 million per year;

●	Escalation/inflation was not included in the financial analysis.

After all relevant product shipping and refining charges for copper concentrate, SART concentrate, and doré products, projected payable gold production was estimated 13.58 million ounces (Moz) over the life of the Project with an average expected annual gold payable production of 0.71 Moz. Copper production was expected to be significant with a total payable production of 3,915 million pounds (Mlb) and an average annual payable production of 206 Mlb.

The average LOM by-product cash costs were expected to be approximately US$270/oz.

Using these parameters, the financial analysis indicated that the Project had a positive net cash flow and an acceptable internal rate of return and supports declaration of mineral reserves. The financial analysis indicated that the Project could support progression to more detailed evaluation under a feasibility study.

Sensitivity analyses were performed on net cash flow, internal rate of return, gold price, copper price, operating costs and capital costs. The Project is most sensitive to changes in metal price followed in turn by operating costs, capital costs, and discount rate. The Project’s pre-tax net cash flow and internal rate of return, respectively, are most sensitive to metal price changes and to a lesser extent to operating and capital cost changes.

Kinross notes that a modest increase in metal prices has a significant impact on the Project’s projected financial results. The long-term view of metal prices will drive the Project’s projected financial results and thus the overall view of the Project’s value.

Page 19-17

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

20.0	INTERPRETATION AND CONCLUSIONS

In the opinion of the QP:

●
The mining tenure held by CMC is valid, and sufficient to support declaration of mineral resources and mineral reserves. CMC has taken the appropriate steps, where required, to lodge either extensions or renewals of claims, as such fall due;

	●	CMC has sufficiently identified royalty obligations for the Project;

●
Agreements between Kinross and Barrick, who are joint venture partners in CMC, are considered to be typical of such agreements within the mining industry, and do not present an impediment to the Project’s development;

●
CMC holds sufficient surface rights to support mining operations, and the declaration of mineral resources and mineral reserves. Additional surface rights to support pipeline development for the Project will be required;

	●	CMC is aware that additional negotiations with the local communities will be required ahead of the Project’s development;

●
CMC has adequately assessed what permits will be required for the Project development, and which statutory entities are required to be notified and consulted such that proposed mining activities would be conducted within the regulatory framework required by the Chilean government. Exploration programs were conducted under the relevant permits for the programs;

●
The information discussed in the sub-section on infrastructure and local resources supports the declaration of mineral resources and mineral reserves through documentation of the availability of staff, proposed or existing power, water, and communications facilities, the methods whereby goods are transported to and from the proposed mine, and consideration of planned additions, modifications or supporting studies. Current site infrastructure is limited to an exploration camp;

	●	Water supplies are sufficient for current and planned development needs;

	●	Exploration work conducted on the Project is appropriate to the style of mineralization. Results support the genetic and affinity interpretations for the known deposits and prospects;

●
The geological understanding of the deposit settings, lithologies, and structural and alteration controls on mineralization is sufficient to support estimation of mineral resources and mineral reserves. The geological knowledge of the area is also considered sufficiently adequate to reliably inform pre-feasibility level studies; and

	●	The mineralization style and setting is sufficiently well understood at the Cerro Casale deposit to support declaration of mineral resources and mineral reserves.

Page 20-1

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

●
The quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration, delineation, and grade control drill programs in the 19 years between 1989 and 2008 are sufficient to support mineral resource and mineral reserve estimation:

	–	Drill orientations are appropriate to the orientation of the mineralization;

	–	Core logging meets industry standards for gold and copper exploration;

	–	Geotechnical logging meets industry standards for planned open pit operations;

	–	Collar surveys have been performed using industry-standard instrumentation; and

	–	Where available, downhole surveys accurately represent the trajectories of the holes.

●	Sampling methods are acceptable, meet industry-standard practice, and are adequate for mineral resource and mineral reserve estimation and pre-feasibility study planning purposes:

	–	Data are collected following industry standard sampling protocols;

	–	Sampling has been done in accordance with industry standard practices;

–
Sample intervals of 2–3 m for RC drilling, and 2 m for core drilling, broken at lithological and mineralization changes in the core, are typical of sample intervals used for gold and copper mineralization in the industry. Sample intervals are considered to be adequately representative of the true mineralization thicknesses encountered in the drilling programs;

	–	The density determination procedure is consistent with industry-standard procedures; and

	–	There are sufficient density determinations to support the density values utilized in waste and mineralization tonnage interpolations.

●	The quality of the gold and copper analytical data is reliable and that sample preparation and analysis are generally performed in accordance with exploration best practices and industry standards:

	–	Sample preparation for core samples has generally followed a similar procedure that is in line with industry-standard methods;

	–	The QA/QC program comprised blank, standard and duplicate sample insertions; the QA/QC submission rate meets industry-accepted standards of insertion rates;

	–	Review of QA/QC and check assay data do not indicate any significant problems with the analytical programs.

●
Data verification programs undertaken on the data collected from the Project adequately support the geological interpretations and the database quality, and therefore support the use of the data in mineral resource and mineral reserve estimation, and in use in pre-feasibility level Project design.

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Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

●	Mineral resources that have been estimated using RC and core drill data, have been performed to industry best practices, and conform to the requirements of CIM (2005).

●
Mineral reserve estimates have been performed to industry best practices, and conform to the requirements of CIM (2005). Sufficient production, metallurgical and financial information has been evaluated to support mineral reserves.

●	The conceptual mine plan is appropriate to the mineralization, and adequately reflects the deposit style, deposit dimensions, and host rock considerations.

●
Metallurgical testwork completed on the Project has been appropriate to establish processing routes at a pre-feasibility design stage. Testwork has been performed using samples that are typical of the mineralization within the Project. Recovery factors have been estimated for gold and copper that appear appropriate to the known mineralization styles and oxidation states.

●	Capital costs were defined with reference to direct cost, indirect cost, and Owners’ Costs and were distinguished from operating costs and sustaining capital.

●
Operating costs were considered to be representative of mid-2008 pricing and of a processed ore stream exhibiting the life-of-mine (LOM) average characteristics of ore abrasiveness, hardness, grades, and rock type proportions as outlined in the mine plan. Operating costs were estimated from first principles and benchmarked against other operations.

●
The financial analysis indicated that the Project had a positive net cash flow and an acceptable internal rate of return, and could support declaration of mineral reserves. The financial analysis indicated that the Project could support progression to more detailed evaluation under a feasibility study.

●
Sensitivity analyses were performed on net cash flow, internal rate of return, gold price, copper price, operating costs and capital costs. The Project is most sensitive to changes in metal price followed by operating costs, capital costs, and discount rate. The Project’s pre-tax net cash flow and internal rate of return, respectively, are most sensitive to metal price changes and to a lesser extent to operating and capital cost changes.

In the opinion of the QP, work programs completed between 1989 and 2008 have identified that gold–copper mineralization at the Cerro Casale deposit can support The Project’s development using the parameters considered in the 2008 pre-feasibility study. The findings support advancement of the Project to the next stage, a feasibility study.

Page 20-3

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

21.0	RECOMMENDATIONS

The recommended work program for the Project is to proceed to a feasibility-stage study. The proposed budget for this study for 2009 is approximately US$36 million. Advancement beyond the feasibility study to the Project’s development is contingent on positive results from the feasibility-level evaluation.

The objective will be to maximize the value of the Project to the benefit of the Owners and to present to the Chilean authorities and general public an improved Project in terms of its environmental and social impact, including a sound strategy regarding the impact on the water situation in Copiapó.

The planned work program comprises:

	●	Completion of pre-feasibility stage trade-off studies and review of NPV assessments and recommendations;

	●	The Project review including relevant work by others;

	●	Update of current geological database by CMC for mining design purposes;

	●	Update of 3D model of the deposit by CMC for mine design purposes;

	●	Revise mine plan based on updated resource model/estimate;

	●	Review of metallurgical test program results, including ongoing and planned testwork;

	●	Review of metallurgical recovery and process cost assumptions;

	●	Preparation of process flowsheets, typical P&IDs, and mass and water balance;

	●	Engineering study-level assessment and design of process plant, open pit mine, ancillary facilities, and on-site and off-site infrastructure;

	●	3D design of process plant to produce plant layouts, GAs, and MTOs for capital cost estimating;

	●	Assessment of geotechnical aspects related to concentrate pipeline and well field, fresh water pipeline, plant site, infrastructure, and port site;

	●	Estimate of consumables and power requirements;

	●	Constructability review;

	●	Risk assessment workshops;

	●	Capital and operating cost estimates;

	●	Procurement and logistics for feasibility level estimating and planning;

Page 21-1

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

●	Engineering procurement and contract management (EPCM) Project execution plan and schedule;

●	Administrative, project controls, and project management activities; and

●	Preparation of deliverables, including study report.

Significant changes to the pre-feasibility study base case reported in earlier sections of this Technical Report may include the following:

●	High pressure grinding roll (HPGR) grinding instead of SAG grinding;

●	Inclusion of a fuel pipeline to the Project;

●	Relocation of the concentrate pipeline route to Candelaria port;

●	Relocation of the Piedra Pómez pipeline route;

●	Relocation of the high voltage power line to site to reduce overall length;

●	Change in the TSF design;

●	Possible alternate TSF site; and

●	Possible alternative port site.

The cost and schedule of the feasibility study has been prepared based on study continuing-on from the pre-feasibility stage. A key challenge for the feasibility study will be to take into account the October 2008 financial downturn, pending global recession, and falling metal prices. The resulting economic decline is expected to delay mining projects, with a trending downward of mining equipment prices and lead times, commodity prices, and cost of services to the mining industry. The capital and operating cost estimates produced need to be consistent with these trends.

Page 21-2

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

22.0	REFERENCES

Ambimet Ltda., 1999: Mediciones de Calidad de Aire por Partículas PM10, Proyecto Aldebarán: Informe Final Campaña de Monitoreo Invierno 1999, Santiago, Chile, December 1999.

Ambimet Ltda., 2000a: Mediciones de Calidad de Aire por Material Particulado Sedimentable, Proyecto Aldebarán: Informe Final Campaña de Monitoreo Período July 1999 and March 2000, Santiago, Chile, June 2000.

Ambimet Ltda., 2000b: Informe Meteorológico Anual 1999, Proyecto Aldebarán, Santiago, Chile: unpublished information memorandum, May 2000.

Ambimet Ltda., 2001: Informe Meteorológico Anual 2000, Proyecto Aldebarán, Santiago, Chile: unpublished information memorandum, February 2001.

Bechtel Mining and Metals, 2004: Capital and Operating Cost Review and Update, Cerro Casale Project: unpublished report, February, 2004.

Bechtel Mining and Metals, 2005: Conceptual Engineering Study Capital Cost Update: unpublished report, 4 volumes, June 2005.

Bema Gold Corporation, 2006: June 19, 2006, Purchase and Sales Agreement: unpublished agreement document.

BGC Engineering Inc., 2008a: Hydro-Meteorological Data: Preliminary Synthesis and Analysis, Cerro Casale Project Pre-Feasibility Study: report prepared for Compañía Minera Casale, November 2008.

BGC Engineering Inc., 2008b: Water Management Plan, Cerro Casale Project Pre-Feasibility Study: report prepared for Compañía Minera Casale, November 2008.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005: CIM Definition Standards for Mineral Resources and Mineral Reserves: CIM Standing Committee on Reserve Definitions, adopted by CIM Council, December 15, 2005.

Contract Support Services, 1999a: Report to Placer Dome-Results of Phase 1 Simulation Study: Expected Performance of Proposed Aldebarán Comminution Circuit: unpublished report, January 1999.

Contract Support Services, 1999b: Report to Placer Dome-Results of Phase 2 Simulation Study: Expected Performance of Proposed Aldebarán Comminution Circuit: unpublished report, May 1999.

Page 22-1

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Contract Support Services, 1999c: Summary Report: Additional Simulation, Aldebarán Feasibility Study: unpublished report, December 1999.

Exploraciones y Desarrollo de Recursos de Agua S.A., 1999a: Hydrogeología Sector Piedra Pómez (Hydrogeology of Piedra Pómez): unpublished report, 3 volumes, August 1999.

Exploraciones y Desarrollo de Recursos de Agua S.A. 1999b: Hydrogeología Sector Cerro Pampa (Hydrogeology of Cerro Pampa in Pedernales) unpublished report, 2 volumes, August 1999.

E.C. Rowe & Asociados, 1999a: Anteproyecto Tranque de Relaves, Cerro Casale, Memoria Descriptiva (Tailing Study Report): unpublished report, 2 volumes, August 1999.

E.C. Rowe & Asociados, 1999b: Anteproyecto Planta de Procesos, Cerro Casale, Informe Geotécnico (Plantsite Geotechnical Assessment Study): unpublished report, September 1999.

E.C. Rowe & Asociados, 2000: Depósito de Relave Cerro Casale, Memoria Descriptiva del Proyecto, Santiago, Chile: unpublished report, Octubre 2000.

Geovectra, 2008: Review of the Geological Model of the Cerro Casale Project: unpublished report to CMC, November 2008

G&T Metallurgical Services, 1997: Metallurgical Response of Cerro Casale Ores: unpublished report, July 1997.

G&T Metallurgical Services, 1999a: A Program of Flotation and Modal Studies, Project KM817: unpublished report prepared for Placer Dome, April 1999.

G&T Metallurgical Services, 1999b: An Assessment of Metallurgical Response, Cerro Casale, Maricunga District, Region 3, Chile: unpublished report prepared for Placer Dome, April 1999.

G&T Metallurgical Services, 2000: An Assessment of Flotation Response, Project KM1011: unpublished report prepared for Placer Dome, January 2000.

Gustavo Mieres y Juan Carlos Torres-Mura, 1999: Proyecto Aldebarán, Línea Base Vegetación, Flora y Fauna, Santiago, Chile: unpublished report, September 1999.

Hazen Research, 1997: Cerro Casale Metallurgical Study, unpublished report, November 1997.

Page 22-2

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

HSI Geotrans Ltda., 1997: Review of Groundwater Exploration, Production Potential, Chemistry, and Surface Water Flow Gauging, Cerro Casale Project, Region III, Chile: unpublished report prepared for Compañía Minera Aldebarán, June 1997.

Kirkham, R.V., 1972: Porphyry Deposits: in Blackadar, R.G., ed., Report of Activities Part B, November 1971 to March 1972: Geological Survey of Canada, Paper 72-1b, pp. 62–64.

Kvaerner Metals, 1997: Final Report, Basic Engineering, Cerro Casale Gold Project: unpublished report prepared for Compañia Minera Aldebarán, March 1997.

McCelland Labouratories Inc., 1997: CIL Cyanidation Evaluation, Cerro Casale Flotation Cleaner Tails and Rougher Tails, unpublished report, September 1997.

Mineral Resources Development, Inc., 1994: 1994 Exploration Program for the Aldebarán Property: unpublished report prepared for Arizona Star Resource Corp., October 1994.

Mineral Resources Development, Inc., 1997a: Oxide Feasibility Study, Cerro Casale Gold Project, Chile: unpublished report prepared for Arizona Star Resource Corp.

Mineral Resources Development, Inc., 1997b: Preliminary Feasibility Study, Oxide and Sulfide, Cerro Casale Gold Project, Chile: unpublished report prepared for Arizona Star Resource Corporation.

Mineral Resources Development, Inc., 1997c: Deep Sulfide Scoping Study, Cerro Casale Gold Project, Chile: unpublished report prepared for Arizona Star Resource Corporation.

Miguel Cervellino, 1999: Proyecto Aldebarán, Línea Base del Patrimonio Cultural, Copiapó, Chile: unpublished report, July 1999.

Miguel Cervellino, 2000: Línea Base del Patrimonio Cultural para el Estudio de Impacto Ambiental del Proyecto Aldebarán. Emplazamiento de Sitios Patrimoniales en el Sector de Instalaciones Portuarias, Almacenamiento y Carguío en Punta Padrones, Costa de Caldera, Copiapó, Chile: unpublished report November 2000.

Mine and Quarry Engineering Services, Inc., 2006: Project Development Appraisal Studies, Cerro Casale Project: unpublished report prepared for Bema Gold Corporation, May 2006.

Page 22-3

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Pipeline Systems Incorporated, 1999: Cerro Casale Copper Concentrate Pipeline Conceptual Design and Cost Estimate Update: unpublished report, document No.794-G-001. September 1999.

Piteau Associates Engineering Ltd, 1999: Aldebarán Project, Cerro Casale Sulfide Deposit, Feasibility Geotechnical Assessments for the Open Pit: unpublished report prepared for Compañía Minera Aldebarán.

Piteau Associates Engineering Ltd, 2008: Preliminary Hydrogeological Assessment for Open Pit, Waste Rock Storage Facility and Seepage Interception Site, Cerro Casale Project Pre-feasibility Study: unpublished report prepared for Compañía Minera Casale, November 2008.

Placer Dome Research Centre, 1999a: Aldebarán Project, Cerro Casale Deposit, Report No.1: unpublished report, September 1999.

Placer Dome Research Centre, 1999b: Aldebarán Project, Cerro Casale Deposit, Report No.2: unpublished report, October 1999.

Placer Dome Research Centre, 1999c: Aldebarán Project, Cerro Casale Deposit, Report No.3: unpublished report, September 1999.

Placer Dome Technical Services, 2000: Aldebarán Project, Chile: Feasibility Study, unpublished report prepared for Compañia Minera Aldebarán.

Placer Dome Technical Services, 2004: Aldebarán Project, Chile: Feasibility Study Update: unpublished report prepared for Compañia Minera Aldebarán, March 2004.

Pocock Industrial Inc, 1999: Flocculant Screening, Gravity Sedimentation, Pressure Filtration, Vacuum Filtration and Pulp Rheology Studies, Aldebarán Feasibility Study: unpublished report, June 1999.

SENES Chile S.A., 1999a: Informe Final de Línea Base Vialidad e Infraestructura, Santiago, Chile: unpublished report, September 1999.

SENES Chile S.A., 1999b: Informe Final de Línea Base de Línea Base Geología, Geomorfología y Riesgo Geológico, Santiago, Chile: unpublished report, September 1999.

SENES Chile S.A., 1999c: Informe Final de Línea Base Socioeconómica, Santiago, Chile: unpublished report, September 1999.

Page 22-4

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

SENES Chile S.A., 1999d: Informe Final de Línea Base de Suelos, Santiago, Chile: unpublished report, September 1999.

SENES Chile S.A., 1999e: Informe Final de Línea Base de Clima, Santiago, Chile: unpublished report, August 1999.

SENES Chile S.A. 2000a: Informe Final Estudio de Impacto Vial, Proyecto Aldebarán, Santiago, Chile: unpublished report, December 2000.

SENES Chile S.A., 2000b: Informe Final Línea Base de Calidad de Aire, Santiago, Chile: unpublished report, July 2000.

SENES Chile S.A., 2000c: Informe Final Estudio de Línea Base Uso de Recursos, Santiago, Chile: unpublished report, September 2000.

SENES Chile S.A., 2001a: Línea de Base y Evaluación de Impacto Ambiental sobre el Valor Paisajístico: unpublished report, November 2001.

SENES Chile S.A., 2001b: Estudio de Impacto Ambiental Proyecto Aldebarán: unpublished report, December 2001.

Sinclair, W.D., 2006. Consolidation and Synthesis of Mineral Deposits Knowledge - Porphyry Deposits: report posted to Natural Resources Canada website 30 January 2006, 14 p., <http://gsc.nrcan.gc.ca/mindep/synth_dep/porph/index_e.php>, accessed 4 April 2008.

Smee, B.W., 1997: A Review of Quality Control Procedures and Results, Cerro Casale Project, Copiapó, Chile: unpublished report prepared for Arizona Star Resource Corp., May 1997.

Smith, L.B., 2005: Technical Report and Qualified Persons Review, Cerro Casale Project, Chile: unpublished technical report prepared for Bema Gold Corporation, effective date 22 March 2004.

Smith, L.B., and Tilley, W.A., 2006: Cerro Casale Project, Northern Chile, NI 43–101 Technical Report: unpublished technical report prepared for Bema Gold Corporation, readdressed to Kinross Gold Corporation, effective date 22 August, 2006.

SRK Consulting, 2008a: Cerro Casale Contaminant Leaching and Acid Rock Drainage Assessment: unpublished report, July 2008.

Page 22-5

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

SRK Consulting, 2008b: Water Supply Cerro Casale Project, PFS Technical Report: unpublished report, 2008.

Water Management Consultants Ltda., 1999a: Aldebarán Preliminary (Phase I) Site Hydrology/Hydrogeology Scoping Study, Santiago, Chile: unpublished report, December 1999.

Water Management Consultants Inc. 1999b: Aldebarán Water and Contaminant Study: unpublished report prepared for Placer Dome Latin America, December 1999.

Water Management Consultants Inc., 2000: Proyecto Aldebarán, Modelo Hídrico y de Contaminantes: unpublished memorandum, September 2000.

Page 22-6

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

23.0	DATE AND SIGNATURE PAGE

The effective date of this Technical Report, entitled “Kinross Gold Corporation, Cerro Casale Project, Northern Chile, NI 43-101 Technical Report” is December 31, 2008.

“signed”

Robert D. Henderson

Dated: April 6, 2009

Page 23-1

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Appendix 1: List of Mineral Claims

Claim Number	Area (ha)	Application Date	Notice of Grant Date	Inscripción Pedimento			Inscripción Sentencia Constitutiva			Rental Payment Due Date 2009	Annual Rent Payment (Chilean Peso)

				Fs.	N°	Date	Fs.	N°	Date
TIN 18D	200	02-10-06	24-01-07	683	610	03-11-06	244	240	26-04-07	23-01-09	$147,464
TIN 19D	200	02-10-06	24-01-07	685	611	03-11-06	245	241	26-04-07	23-01-09	$147,464
TIN 20D	200	02-10-06	24-01-07	687	612	03-11-06	246	242	26-04-07	23-01-09	$147,464
TIN 21D	200	02-10-06	24-01-07	689	613	03-11-06	247	243	26-04-07	23-01-09	$147,464
TIN 22D	200	02-10-06	24-01-07	691	614	03-11-06	248	244	26-04-07	23-01-09	$147,464
TIN 23D	200	02-10-06	24-01-07	693	615	03-11-06	249	245	26-04-07	23-01-09	$147,464
TIN 24D	200	02-10-06	24-01-07	695	616	03-11-06	250	246	26-04-07	23-01-09	$147,464
TIN 25D	200	02-10-06	24-01-07	697	617	03-11-06	251	247	26-04-07	23-01-09	$147,464
TIN 26D	200	02-10-06	24-01-07	699	618	03-11-06	252	248	26-04-07	23-01-09	$147,464
TIN 27D	200	02-10-06	24-01-07	701	619	03-11-06	253	249	26-04-07	23-01-09	$147,464
TIN 28D	200	02-10-06	24-01-07	703	620	03-11-06	254	250	26-04-07	23-01-09	$147,464
TIN 29D	200	02-10-06	24-01-07	705	621	03-11-06	255	251	26-04-07	23-01-09	$147,464
TIN 30D	200	02-10-06	24-01-07	707	622	03-11-06	256	252	26-04-07	23-01-09	$147,464
TIN 31D	200	02-10-06	24-01-07	709	623	03-11-06	257	253	26-04-07	23-01-09	$147,464
VALLE 4C	200	02-10-06	20-02-07	1790v	1483	13-10-06	1094	918	20-06-07	19-02-09	$147,464
VALLE 7C	200	02-10-06	20-02-07	1793v	1486	13-10-06	1089	915	20-06-07	19-02-09	$147,464
VALLE 8C	300	02-10-06	20-02-07	1794v	1487	13-10-06	1091	916	20-06-07	19-02-09	$221,196
VALLE 9C	200	02-10-06	20-02-07	1795v	1488	13-10-06	1092v	917	20-06-07	19-02-09	$147,464
MALVA 1A	200	28-09-06	20-03-07	5708	4383	11-10-06	4172v	3258	18-07-07	19-03-09	$147,464
MALVA 2A	200	28-09-06	20-03-07	5709v	4384	11-10-06	4174	3259	18-07-07	19-03-09	$147,464
MALVA 3A	200	28-09-06	20-03-07	5711	4385	11-10-06	4175v	3260	18-07-07	19-03-09	$147,464
MALVA 4A	300	28-09-06	20-03-07	5712v	4386	11-10-06	4177	3261	18-07-07	19-03-09	$221,196
MALVA 6A	200	28-09-06	21-03-07	5715v	4388	11-10-06	4180	3263	18-07-07	20-03-09	$147,464
VULCANO 5C	100	28-09-06	21-03-07	5750	4411	11-10-06	4181v	3264	18-07-07	20-03-09	$73,732
MALVA 5A	200	28-09-06	22-03-07	5714	4387	11-10-06	4178v	3262	18-07-07	21-03-09	$147,464
TIN 32D	200	28-09-06	22-03-07	5672	4359	11-10-06	4189	3269	18-07-07	21-03-09	$147,464
TIN 53D	200	28-09-06	22-03-07	5691v	4372	11-10-06	4190v	3270	18-07-07	21-03-09	$147,464
RODRIGO 1C	200	28-09-06	22-03-07	5745v	4408	11-10-06	4192	3271	18-07-07	21-03-09	$147,464
PIRIGALLO 8C	200	28-09-06	22-03-07	5729	4397	11-10-06	4171	3257	18-07-07	21-03-09	$147,464
HUILLI 9B	200	28-09-06	22-03-07	5655v	4348	11-10-06	4226v	3294	18-07-07	21-03-09	$147,464
PINGO 11D	100	28-09-06	22-03-07	5658v	4350	11-10-06	4229v	3296	18-07-07	21-03-09	$73,732
CORAL 14D	100	28-09-06	22-03-07	5651	4345	11-10-06	4231	3297	18-07-07	21-03-09	$73,732
CORAL 15D	200	28-09-06	22-03-07	5652v	4346	11-10-06	4232v	3298	18-07-07	21-03-09	$147,464
TIN 33D	100	28-09-06	22-03-07	5673v	4360	11-10-06	4246	3307	18-07-07	21-03-09	$73,732
TIN 34D	200	28-09-06	22-03-07	5675	4361	11-10-06	4247v	3308	18-07-07	21-03-09	$147,464
TIN 35D	100	28-09-06	22-03-07	5676v	4362	11-10-06	4249	3309	18-07-07	21-03-09	$73,732
TIN 36D	200	28-09-06	22-03-07	5678	4363	11-10-06	4250v	3310	18-07-07	21-03-09	$147,464
TIN 48D	200	28-09-06	22-03-07	5685v	4368	11-10-06	4258	3315	18-07-07	21-03-09	$147,464

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Number	Area (ha)	Application Date	Notice of Grant Date	Inscripción Pedimento			Inscripción Sentencia Constitutiva			Rental Payment Due Date 2009	Annual Rent Payment (Chilean Peso)

				Fs.	N°	Date	Fs.	N°	Date
TIN 49D	300	28-09-06	22-03-07	5687	4369	11-10-06	4259v	3316	18-07-07	21-03-09	$221,196
HUILLI 8B	200	28-09-06	22-03-07	5654	4347	11-10-06	4276	3327	18-07-07	21-03-09	$147,464
VULCANO 6C	200	28-09-06	23-03-07	5751v	4412	11-10-06	4183	3265	18-07-07	22-03-09	$147,464
VULCANO 7C	200	28-09-06	23-03-07	5753	4413	11-10-06	4184v	3266	18-07-07	22-03-09	$147,464
VULCANO 8C	200	28-09-06	23-03-07	5754v	4414	11-10-06	4186	3267	18-07-07	22-03-09	$147,464
VULCANO 9C	200	28-09-06	23-03-07	5756	4415	11-10-06	4187v	3268	18-07-07	22-03-09	$147,464
RODRIGO 2C	200	28-09-06	23-03-07	5747	4409	11-10-06	4193v	3272	18-07-07	22-03-09	$147,464
RODRIGO 3C	200	28-09-06	23-03-07	5748v	4410	11-10-06	4195	3273	18-07-07	22-03-09	$147,464
MAXIMILIANO 1C	200	28-09-06	23-03-07	5717	4389	11-10-06	4196v	3274	18-07-07	22-03-09	$147,464
IGNACIA 1C	300	28-09-06	23-03-07	5706v	4382	11-10-06	4198	3275	18-07-07	22-03-09	$221,196
CRISTÓBAL 1C	300	28-09-06	23-03-07	5705	4381	11-10-06	4199v	3276	18-07-07	22-03-09	$221,196
PIRIGALLO 1C	300	28-09-06	23-03-07	5718v	4390	11-10-06	4201	3277	18-07-07	22-03-09	$221,196
PIRIGALLO 2C	200	28-09-06	23-03-07	5720	4391	11-10-06	4202v	3278	18-07-07	22-03-09	$147,464
PIRIGALLO 3C	200	28-09-06	23-03-07	5721v	4392	11-10-06	4204	3279	18-07-07	22-03-09	$147,464
PIRIGALLO 4C	200	28-09-06	23-03-07	5723	4393	11-10-06	4205v	3280	18-07-07	22-03-09	$147,464
PIRIGALLO 5C	300	28-09-06	23-03-07	5724v	4394	11-10-06	4207	3281	18-07-07	22-03-09	$221,196
PIRIGALLO 6C	200	28-09-06	23-03-07	5726	4395	11-10-06	4208v	3282	18-07-07	22-03-09	$147,464
PIRIGALLO 7C	200	28-09-06	23-03-07	5727v	4396	11-10-06	4210	3283	18-07-07	22-03-09	$147,464
PIRIGALLO 10C	200	28-09-06	23-03-07	5732	4399	11-10-06	4213	3285	18-07-07	22-03-09	$147,464
PIRIGALLO 11C	200	28-09-06	23-03-07	5733v	4400	11-10-06	4214v	3286	18-07-07	22-03-09	$147,464
PIRIGALLO 12C	300	28-09-06	23-03-07	5735	4401	11-10-06	4216	3287	18-07-07	22-03-09	$221,196
PIRIGALLO 13C	300	28-09-06	23-03-07	5736v	4402	11-10-06	4217v	3288	18-07-07	22-03-09	$221,196
PIRIGALLO 14C	300	28-09-06	23-03-07	5738	4403	11-10-06	4219	3289	18-07-07	22-03-09	$221,196
PIRIGALLO 15C	300	28-09-06	23-03-07	5739v	4404	11-10-06	4220v	3290	18-07-07	22-03-09	$221,196
PIRIGALLO 16C	300	28-09-06	23-03-07	5741	4405	11-10-06	4222	3291	18-07-07	22-03-09	$221,196
PIRIGALLO 17C	300	28-09-06	23-03-07	5742v	4406	11-10-06	4223v	3292	18-07-07	22-03-09	$221,196
PIRIGALLO 18C	200	28-09-06	23-03-07	5744	4407	11-10-06	4225	3293	18-07-07	22-03-09	$147,464
PINGO 10D	100	28-09-06	23-03-07	5657	4349	11-10-06	4228	3295	18-07-07	22-03-09	$73,732
RÍO SIETE C	200	28-09-06	23-03-07	5660	4351	11-10-06	4234	3299	18-07-07	22-03-09	$147,464
RÍO OCHO C	200	28-09-06	23-03-07	5661v	4352	11-10-06	4235v	3300	18-07-07	22-03-09	$147,464
RÍO DIECISIETE C	100	28-09-06	23-03-07	5667v	4356	11-10-06	4241v	3304	18-07-07	22-03-09	$73,732
RÍO DIECIOCHO C	100	28-09-06	23-03-07	5669	4357	11-10-06	4243	3305	18-07-07	22-03-09	$73,732
TIN 50D	200	28-09-06	23-03-07	5688v	4370	11-10-06	4261	3317	18-07-07	22-03-09	$147,464
TIN 51D	200	28-09-06	23-03-07	5690	4371	11-10-06	4262v	3318	18-07-07	22-03-09	$147,464
TIN 89D	200	28-09-06	23-03-07	5693	4373	11-10-06	4264	3319	18-07-07	22-03-09	$147,464
TIN 90D	300	28-09-06	23-03-07	5694v	4374	11-10-06	4265v	3320	18-07-07	22-03-09	$221,196
TIN 93D	100	28-09-06	23-03-07	5699	4377	11-10-06	4270	3323	18-07-07	22-03-09	$73,732
TIN 94D	300	28-09-06	23-03-07	5700v	4378	11-10-06	4271v	3324	18-07-07	22-03-09	$221,196
TIN 95D	200	28-09-06	23-03-07	5702	4379	11-10-06	4273	3325	18-07-07	22-03-09	$147,464
TIN 108D	200	28-09-06	23-03-07	5703v	4380	11-10-06	4274v	3326	18-07-07	22-03-09	$147,464
RÍO DIECINUEVE C	200	28-09-06	26-03-07	5670v	4358	11-10-06	4244v	3306	18-07-07	25-03-09	$147,464
RÍO CATORCE C	100	28-09-06	27-03-07	5664v	4354	11-10-06	4238v	3302	18-07-07	26-03-09	$73,732
RÍO DIECISEIS C	200	28-09-06	27-03-07	5666	4355	11-10-06	4240	3303	18-07-07	26-03-09	$147,464

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Number	Area (ha)	Application Date	Notice of Grant Date	Inscripción Pedimento			Inscripción Sentencia Constitutiva			Rental Payment Due Date 2009	Annual Rent Payment (Chilean Peso)

				Fs.	N°	Date	Fs.	N°	Date
TIN 37D	100	28-09-06	29-03-07	5679v	4364	11-10-06	4252	3311	18-07-07	28-03-09	$73,732
TIN 38D	100	28-09-06	29-03-07	5681	4365	11-10-06	4253v	3312	18-07-07	28-03-09	$73,732
TIN 39D	200	28-09-06	29-03-07	5682v	4366	11-10-06	4255	3313	18-07-07	28-03-09	$147,464
TIN 40D	100	28-09-06	29-03-07	5684	4367	11-10-06	4256v	3314	18-07-07	28-03-09	$73,732
PIRIGALLO 9C	300	28-09-06	12-04-07	5730v	4398	11-10-06	4211v	3284	18-07-07	11-04-09	$221,196
RÍO NUEVE C	200	28-09-06	12-04-07	5663	4353	11-10-06	4237	3301	18-07-07	11-04-09	$147,464
TIN 91D	300	28-09-06	12-04-07	5696	4375	11-10-06	4267	3321	18-07-07	11-04-09	$221,196
TIN 92D	300	28-09-06	12-04-07	5697v	4376	11-10-06	4268v	3322	18-07-07	11-04-09	$221,196
VALLE 5C	100	02-10-06	30-04-07	1791v	1484	13-10-06	1217	1027	29-06-07	29-04-09	$73,732
VALLE 6C	100	02-10-06	30-04-07	1792v	1485	13-10-06	1218v	1028	29-06-07	29-04-09	$73,732
PINGO A2	200	30-01-07	28-06-07	641	503	02-02-07	6268	4929	04-10-07	27-06-09	$147,464
VOLCÁN 1D	200	30-01-07	22-08-07	221	187	13-02-07	2746	2392	23-11-07	21-08-09	$147,464
VOLCÁN 2D	200	30-01-07	22-08-07	222	188	13-02-07	2747v	2393	23-11-07	21-08-09	$147,464
VOLCÁN 3D	200	30-01-07	22-08-07	223	189	13-02-07	2749	2394	23-11-07	21-08-09	$147,464
VOLCÁN 4D	300	30-01-07	22-08-07	224	190	13-02-07	2750v	2395	23-11-07	21-08-09	$221,196
VOLCÁN 5D	200	30-01-07	22-08-07	225	191	13-02-07	2752	2396	23-11-07	21-08-09	$147,464
VOLCÁN 6D	200	30-01-07	22-08-07	226	192	13-02-07	2753v	2397	23-11-07	21-08-09	$147,464
VOLCÁN 7D	200	30-01-07	22-08-07	227	193	13-02-07	2755	2398	23-11-07	21-08-09	$147,464
VOLCÁN 8D	300	30-01-07	22-08-07	228	194	13-02-07	2756v	2399	23-11-07	21-08-09	$221,196
VOLCÁN 12D	200	30-01-07	22-08-07	229	195	13-02-07	2758	2400	23-11-07	21-08-09	$147,464
VOLCÁN 13D	200	30-01-07	22-08-07	230	196	13-02-07	2759v	2401	23-11-07	21-08-09	$147,464
VOLCÁN 14D	200	30-01-07	22-08-07	231	197	13-02-07	2761	2402	23-11-07	21-08-09	$147,464
VOLCÁN 15D	200	30-01-07	22-08-07	232	198	13-02-07	2762v	2403	23-11-07	21-08-09	$147,464
VOLCÁN 16D	200	30-01-07	22-08-07	233	199	13-02-07	2764	2404	23-11-07	21-08-09	$147,464
VOLCÁN 17D	300	30-01-07	22-08-07	234	200	13-02-07	2765v	2405	23-11-07	21-08-09	$221,196
VOLCÁN 18D	200	30-01-07	22-08-07	235	201	13-02-07	2767	2406	23-11-07	21-08-09	$147,464
VOLCÁN 19D	200	30-01-07	22-08-07	236	202	13-02-07	2768v	2407	23-11-07	21-08-09	$147,464
VOLCÁN 20D	200	30-01-07	22-08-07	237	203	13-02-07	2770	2408	23-11-07	21-08-09	$147,464
VOLCÁN 21D	200	30-01-07	22-08-07	238	204	13-02-07	2771v	2409	23-11-07	21-08-09	$147,464
VOLCÁN 22D	200	30-01-07	22-08-07	239	205	13-02-07	2773	2410	23-11-07	21-08-09	$147,464
VOLCÁN 23D	200	30-01-07	22-08-07	240	206	13-02-07	2774v	2411	23-11-07	21-08-09	$147,464
VOLCÁN 24D	300	30-01-07	22-08-07	241	207	13-02-07	2776	2412	23-11-07	21-08-09	$221,196
VOLCÁN 25D	200	30-01-07	22-08-07	242	208	13-02-07	2777v	2413	23-11-07	21-08-09	$147,464
VOLCÁN 26D	200	30-01-07	22-08-07	243	209	13-02-07	2779	2414	23-11-07	21-08-09	$147,464
VOLCÁN 27D	200	30-01-07	22-08-07	244	210	13-02-07	2780v	2415	23-11-07	21-08-09	$147,464
VOLCÁN 28D	300	30-01-07	22-08-07	245	211	13-02-07	2782	2416	23-11-07	21-08-09	$221,196
VOLCÁN 29D	300	30-01-07	22-08-07	246	212	13-02-07	2783v	2417	23-11-07	21-08-09	$221,196
VOLCÁN 30D	300	30-01-07	22-08-07	247	213	13-02-07	2785	2418	23-11-07	21-08-09	$221,196
VOLCÁN 31D	300	30-01-07	22-08-07	248	214	13-02-07	2787v	2419	23-11-07	21-08-09	$221,196
VOLCÁN 32D	300	30-01-07	22-08-07	249	215	13-02-07	2789	2420	23-11-07	21-08-09	$221,196
VOLCÁN 33D	300	30-01-07	22-08-07	250	216	13-02-07	2790v	2421	23-11-07	21-08-09	$221,196
VOLCÁN 34D	300	30-01-07	22-08-07	251	217	13-02-07	2791-A	2422	23-11-07	21-08-09	$221,196
VOLCÁN 35D	300	30-01-07	22-08-07	252	218	13-02-07	2792V	2423	23-11-07	21-08-09	$221,196

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Number	Area (ha)	Application Date	Notice of Grant Date	Inscripción Pedimento			Inscripción Sentencia Constitutiva			Rental Payment Due Date 2009	Annual Rent Payment (Chilean Peso)

				Fs.	N°	Date	Fs.	N°	Date
PABLO 1D	200	14-06-07	15-11-07	3310v	2629	21-06-07	1220v	961	28-02-08	14-11-09	$147,464
PABLO 2D	200	14-06-07	15-11-07	3312	2630	21-06-07	1222	962	28-02-08	14-11-09	$147,464
PABLO 5D	200	14-06-07	15-11-07	3313v	2631	21-06-07	1223v	963	28-02-08	14-11-09	$147,464
PABLO 6D	200	14-06-07	15-11-07	3315	2632	21-06-07	1225	964	28-02-08	14-11-09	$147,464
PABLO 10D	300	14-06-07	15-11-07	3318	2634	21-06-07	1226v	965	28-02-08	14-11-09	$221,196
ALERCE 1A	100	14-06-07	19-11-07	3273	2604	21-06-07	1183	936	28-02-08	18-11-09	$73,732
CAMPO 1D	200	14-06-07	19-11-07	3279	2608	21-10-07	1186	938	28-02-08	18-11-09	$147,464
CAMPO 3D	300	14-06-07	19-11-07	3280v	2609	21-11-07	1187v	939	28-02-08	18-11-09	$221,196
CAMPO 6D	200	14-06-07	19-11-07	3282	2610	21-12-07	1189	940	28-02-08	18-11-09	$147,464
CAMPO 7D	200	14-06-07	19-11-07	3283v	2611	21-01-08	1190v	941	28-02-08	18-11-09	$147,464
CAMPO 8D	100	14-06-07	19-11-07	3285	2612	21-02-08	1192	942	28-02-08	18-11-09	$73,732
CAMPO 9D	100	14-06-07	19-11-07	3286v	2613	21-03-08	1193v	943	28-02-08	18-11-09	$73,732
CARO 5D	100	14-06-07	19-11-07	3292v	2617	21-06-07	1184v	937	28-02-08	18-11-09	$73,732
EL SALVADOR 1C	200	14-06-07	26-11-07	3294	2618	21-06-07	1210	954	28-02-08	25-11-09	$147,464
EL SALVADOR 2C	300	14-06-07	26-11-07	3295v	2619	21-06-07	1211v	955	28-02-08	25-11-09	$221,196
EL SALVADOR 3C	300	14-06-07	26-11-07	3297	2620	21-06-07	1213	956	28-02-08	25-11-09	$221,196
EL SALVADOR 7C	100	14-06-07	26-11-07	3301v	2623	21-06-07	1214v	957	28-02-08	25-11-09	$73,732
EL SALVADOR 10C	200	14-06-07	26-11-07	3306	2626	21-06-07	1216	958	28-02-08	25-11-09	$147,464
EL SALVADOR 11C	200	14-06-07	26-11-07	3307v	2627	21-06-07	1217v	959	28-02-08	25-11-09	$147,464
EL SALVADOR 12C	200	14-06-07	26-11-07	3309	2628	21-06-07	1219	960	28-02-08	25-11-09	$147,464
TIN 74A	100	14-06-07	26-11-07	3327	2640	21-06-07	1178v	933	28-02-08	25-11-09	$73,732
QUEBRADA 2A	200	14-06-07	27-11-07	3322v	2637	21-06-07	1205v	951	28-02-08	26-11-09	$147,464
QUEBRADA 3A	300	14-06-07	27-11-07	3324	2638	21-06-07	1207	952	28-02-08	26-11-09	$221,196
QUEBRADA 4A	300	14-06-07	27-11-07	3325v	2639	21-06-07	1208v	953	28-02-08	26-11-09	$221,196
VERO 1D	200	14-06-07	27-11-07	3328v	2641	21-06-07	1195	944	28-02-08	26-11-09	$147,464
VERO 2D	100	14-06-07	27-11-07	3330	2642	21-06-07	1996v	945	28-02-08	26-11-09	$73,732
VERO 3D	200	14-06-07	27-11-07	3331v	2643	21-06-07	1198	946	28-02-08	26-11-09	$147,464
VERO 4D	300	14-06-07	27-11-07	3333	2644	21-06-07	1199v	947	28-02-08	26-11-09	$221,196
VERO 5D	200	14-06-07	27-11-07	3334v	2645	21-06-07	1201	948	28-02-08	26-11-09	$147,464
VERO 6D	200	14-06-07	27-11-07	3336	2646	21-06-07	1202v	949	28-02-08	26-11-09	$147,464
VERO 7D	200	14-06-07	27-11-07	3337v	2647	21-06-07	1204	950	28-02-08	26-11-09	$147,464
PINGO A1A	200	06-06-07	06-12-07	3099	2486	15-06-07	1181v	935	28-02-08	05-12-09	$147,464
TIN 79A	100	06-06-07	06-12-07	3097v	2485	15-06-07	1180	934	28-02-08	05-12-09	$73,732
AÑAÑUCA 36D	200	14-06-07	13-12-07	3274v	2605	21-07-07	1883v	1530	27-03-08	12-12-09	$147,464
AÑAÑUCA 37D	200	14-06-07	13-12-07	3276	2606	21-08-07	1885	1531	27-03-08	12-12-09	$147,464
AÑAÑUCA 38D	200	14-06-07	13-12-07	3277v	2607	21-09-07	1886v	1532	27-03-08	12-12-09	$147,464
CARO 3D	300	14-06-07	18-12-07	3289v	2615	21-05-08	1888	1533	27-03-08	17-12-09	$221,196
CARO 4D	300	14-06-07	18-12-07	3291	2616	21-06-07	1889v	1534	27-03-08	17-12-09	$221,196
EL SALVADOR 8C	300	14-06-07	18-12-07	3303	2624	21-06-07	1891	1535	27-03-08	17-12-09	$221,196
EL SALVADOR 9C	300	14-06-07	18-12-07	3304v	2625	21-06-07	1892v	1536	27-03-08	17-12-09	$221,196
EL SALVADOR 5C	300	14-06-07	27-03-08	3300	2622	21-06-07	4431	3603	23-07-08	27-03-10	$221,196
QUEBRADA 1A	200	14-06-07	27-03-08	3321	2636	21-06-07	3999v	3239	03-07-08	27-03-10	$147,464
VULCANO 4B-SUR	100	31-08-07	09-04-08	5656	4396	06-09-07	4607v	3738	30-07-08	09-04-10	$73,732

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Number	Area (ha)	Application Date	Notice of Grant Date	Inscripción Pedimento			Inscripción Sentencia Constitutiva			Rental Payment Due Date 2009	Annual Rent Payment (Chilean Peso)

				Fs.	N°	Date	Fs.	N°	Date
TIN 83 PRORROGADA	100	06-06-05	16-04-08	2720	2070	17-06-05	151v	110	12-01-06	16-04-10	$73,732
PABLO 7D	300	14-06-07	15-05-08	3316v	2633	21-06-07	4606	3737	30-07-08	15-05-10	$221,196
PINGO 13D	100	14-06-07	15-05-08	3319v	2635	21-06-07	4604v	3736	30-07-08	15-05-10	$73,732
CAMI 2A	300	28-12-07	15-07-08	237	180	14-01-08	7360	5801	22-10-08	15-07-10	$221,196
EL SALVADOR 4C	300	14-06-07	04-08-08	3298v	2621	21-06-07	8329v	6543	02-12-09	04-08-10	$221,196
DON QUIJOTE A	200	28-12-07	12-08-08	285	212	14-01-08	8085	6367	20-11-08	12-08-10	$147,464
DULCINEA A	300	28-12-07	12-08-08	286v	213	14-01-08	8423v	6606	04-12-08	12-08-10	$221,196
ROCINANTE A	200	28-12-07	12-08-08	288	214	14-01-08	8083v	6366	20-11-08	12-08-10	$147,464
ARRECIFE 2D	300	28-12-07	30-09-08	220v	169	14-01-08	87	68	09-01-09	30-09-10	$221,196
ARRECIFE 3D	200	28-12-07	30-09-08	222	170	14-01-08	88v	69	09-01-09	30-09-10	$147,464
ARRECIFE 4D	200	28-12-07	30-09-08	223v	171	14-01-08	90	70	09-01-09	30-09-10	$147,464
ARRECIFE 8D	200	28-12-07	30-09-08	229v	175	14-01-08	91v	71	09-01-09	30-09-10	$147,464
ARRECIFE 9D	200	28-12-07	30-09-08	231	176	14-01-08	93	72	09-01-09	30-09-10	$147,464
ARRECIFE 10D	200	28-12-07	30-09-08	232v	177	14-01-08	94v	73	09-01-09	30-09-10	$147,464
ARRECIFE 11D	300	28-12-07	30-09-08	234	178	14-01-08	96	74	09-01-09	30-09-10	$221,196
ARRECIFE 12D	300	28-12-07	30-09-08	235v	179	14-01-08	97v	75	09-01-09	30-09-10	$221,196
CAMI 4A	200	28-12-07	30-09-08	240	182	14-01-08	111	84	09-01-09	30-09-10	$147,464
CARO 2D	300	28-12-07	30-09-08	276	206	14-01-08	78	62	09-01-09	30-09-10	$221,196
CORAL 1D	200	28-12-07	30-09-08	277v	207	14-01-08	79v	63	09-01-09	30-09-10	$147,464
CORAL 2D	200	28-12-07	30-09-08	279	208	14-01-08	81	64	09-01-09	30-09-10	$147,464
CORAL 3D	200	28-12-07	30-09-08	280v	209	14-01-08	82v	65	09-01-09	30-09-10	$147,464
CORAL 4D	300	28-12-07	30-09-08	282	210	14-01-08	84	66	09-01-09	30-09-10	$221,196
CORAL 6D	300	28-12-07	30-09-08	283v	211	14-01-08	85v	67	09-01-09	30-09-10	$221,196
PINGO 2A	200	28-12-07	30-09-08	289v	215	14-01-08	99	76	09-01-09	30-09-10	$147,464
PINGO 14E	200	28-12-07	30-09-08	291	216	14-01-08	100v	77	09-01-09	30-09-10	$147,464
PINGO 15E	100	28-12-07	30-09-08	292v	217	14-01-08	102	78	09-01-09	30-09-10	$73,732
TOMATILLO 1D	200	28-12-07	30-09-08	294	218	14-01-08	109v	83	09-01-09	30-09-10	$147,464
VULCANO 10E	200	28-12-07	30-09-08	295v	219	14-01-08	103v	79	09-01-09	30-09-10	$147,464
VULCANO 11E	200	28-12-07	30-09-08	297	220	14-01-08	105	80	09-01-09	30-09-10	$147,464
VULCANO 14E	300	28-12-07	30-09-08	298v	221	14-01-08	106v	81	09-01-09	30-09-10	$221,196
VULCANO 15E	200	28-12-07	30-09-08	300	222	14-01-08	108	82	09-01-09	30-09-10	$147,464
CARO 1D	300	14-06-07	17-10-08	3288	2614	21-04-08	76v	61	09-01-09	17-10-10	$221,196
RIO DIECINUEVE B	200	11-04-08	22-10-08	2509	2060	25-04-08	PENDING			22-10-10	$147,464
RIO VEINTE B	100	11-04-08	22-10-08	2510v	2061	25-04-08	PENDING			22-10-10	$73,732
CORAL 8A	300	11-04-08	22-10-08	2512	2062	25-04-08	PENDING			22-10-10	$221,196
CORAL 10A	100	11-04-08	22-10-08	2513v	2063	25-04-08	PENDING			22-10-10	$73,732
HUALLE A	100	11-04-08	22-10-08	2566	2098	25-04-08	PENDING			22-10-10	$73,732
EL SALVADOR DOS A	100	11-04-08	22-10-08	2567v	2099	25-04-08	PENDING			22-10-10	$73,732
RIO B	100	11-04-08	22-10-08	2569	2100	25-04-08	PENDING			22-10-10	$73,732
PINGO 9D	200	11-04-08	22-10-08	2570v	2101	25-04-08	PENDING			22-10-10	$147,464
CALANDRIA 1D	300	11-04-08	22-10-08	2572	2102	25-04-08	PENDING			22-10-10	$221,196
CALANDRIA 2D	300	11-04-08	22-10-08	2573v	2103	25-04-08	PENDING			22-10-10	$221,196
MINERVA TRES A	100	11-04-08	22-10-08	2575	2104	25-04-08	PENDING			22-10-10	$73,732

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Number	Area (ha)	Application Date	Notice of Grant Date	Inscripción Pedimento			Inscripción Sentencia Constitutiva			Rental Payment Due Date 2009	Annual Rent Payment (Chilean Peso)

				Fs.	N°	Date	Fs.	N°	Date
TIN 85B	200	11-04-08	22-10-08	2576v	2105	25-04-08	PENDING			22-10-10	$147,464
TIN 109B	100	11-04-08	22-10-08	2578	2106	25-04-08	PENDING			22-10-10	$73,732
PABLO 7G	300	11-04-08	22-10-08	2582v	2109	25-04-08	PENDING			22-10-10	$221,196
PABLO 7H	300	11-04-08	22-10-08	2584	2110	25-04-08	PENDING			22-10-10	$221,196
ROBLE A	100	11-04-08	22-10-08	2585v	2111	25-04-08	PENDING			22-10-10	$73,732
LENGA A	100	11-04-08	22-10-08	2587	2112	25-04-08	PENDING			22-10-10	$73,732
MAÑÍO A	100	11-04-08	22-10-08	2588v	2113	25-04-08	PENDING			22-10-10	$73,732
CAMI ONCE A	100	11-04-08	30-10-08	2474v	2037	25-04-08	PENDING			30-10-10	$73,732
NANTOCO 4D	100	11-04-08	30-10-08	2476	2038	25-04-08	PENDING			30-10-10	$73,732
MINERVA B	100	11-04-08	30-10-08	2477v	2039	25-04-08	PENDING			30-10-10	$73,732
BREA 1D	300	11-04-08	30-10-08	2479	2040	25-04-08	PENDING			30-10-10	$221,196
BREA 2D	100	11-04-08	30-10-08	2480v	2041	25-04-08	PENDING			30-10-10	$73,732
BREA 3D	200	11-04-08	30-10-08	2482	2042	25-04-08	PENDING			30-10-10	$147,464
BREA 4D	300	11-04-08	30-10-08	2483v	2043	25-04-08	PENDING			30-10-10	$221,196
BREA 5D	100	11-04-08	30-10-08	2485	2044	25-04-08	PENDING			30-10-10	$73,732
BREA 6D	200	11-04-08	30-10-08	2486v	2045	25-04-08	PENDING			30-10-10	$147,464
BREA 7D	100	11-04-08	30-10-08	2488	2046	25-04-08	PENDING			30-10-10	$73,732
RÍO CINCO B	100	11-04-08	30-10-08	2492v	2049	25-04-08	PENDING			30-10-10	$73,732
RIO SIETE B	200	11-04-08	30-10-08	2494	2050	25-04-08	PENDING			30-10-10	$147,464
RIO OCHO B	200	11-04-08	30-10-08	2495v	2051	25-04-08	PENDING			30-10-10	$147,464
RIO NUEVE B	200	11-04-08	30-10-08	2497	2052	25-04-08	PENDING			30-10-10	$147,464
RIO DIEZ B	200	11-04-08	30-10-08	2498v	2053	25-04-08	PENDING			30-10-10	$147,464
RIO ONCE B	200	11-04-08	30-10-08	2500	2054	25-04-08	PENDING			30-10-10	$147,464
RIO DOCE B	200	11-04-08	30-10-08	2501v	2055	25-04-08	PENDING			30-10-10	$147,464
RIO TRECE B	200	11-04-08	30-10-08	2503	2056	25-04-08	PENDING			30-10-10	$147,464
RIO CATORCE B	100	11-04-08	30-10-08	2504v	2057	25-04-08	PENDING			30-10-10	$73,732
RIO QUINCE B	200	11-04-08	30-10-08	2506	2058	25-04-08	PENDING			30-10-10	$147,464
RIO DIECISEIS B	100	11-04-08	30-10-08	2507v	2059	25-04-08	PENDING			30-10-10	$73,732
AÑAÑUCA 1D	100	11-04-08	11-11-08	2515	2064	25-04-08	PENDING			11-11-10	$73,732
AÑAÑUCA 2D	200	11-04-08	11-11-08	2616v	2065	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 3D	200	11-04-08	11-11-08	2618	2066	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 4D	100	11-04-08	11-11-08	2519v	2067	25-04-08	PENDING			11-11-10	$73,732
AÑAÑUCA 5D	200	11-04-08	11-11-08	2521	2068	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 6D	200	11-04-08	11-11-08	2522v	2069	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 7D	200	11-04-08	11-11-08	2524	2070	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 8D	200	11-04-08	11-11-08	2525v	2071	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 9D	200	11-04-08	11-11-08	2527	2072	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 10D	200	11-04-08	11-11-08	2528v	2073	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 11D	100	11-04-08	11-11-08	2530	2074	25-04-08	PENDING			11-11-10	$73,732
AÑAÑUCA 12D	100	11-04-08	11-11-08	2531v	2075	25-04-08	PENDING			11-11-10	$73,732
AÑAÑUCA 13D	200	11-04-08	11-11-08	2533	2076	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 14D	300	11-04-08	11-11-08	2534v	2077	25-04-08	PENDING			11-11-10	$221,196
AÑAÑUCA 15D	200	11-04-08	11-11-08	2536	2078	25-04-08	PENDING			11-11-10	$147,464

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Number	Area (ha)	Application Date	Notice of Grant Date	Inscripción Pedimento			Inscripción Sentencia Constitutiva			Rental Payment Due Date 2009	Annual Rent Payment (Chilean Peso)

				Fs.	N°	Date	Fs.	N°	Date
AÑAÑUCA 16D	100	11-04-08	11-11-08	2537v	2079	25-04-08	PENDING			11-11-10	$73,732
AÑAÑUCA 17D	100	11-04-08	11-11-08	2539	2080	25-04-08	PENDING			11-11-10	$73,732
AÑAÑUCA 18D	100	11-04-08	11-11-08	2540v	2081	25-04-08	PENDING			11-11-10	$73,732
AÑAÑUCA 19D	200	11-04-08	11-11-08	2542	2082	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 20D	200	11-04-08	11-11-08	2543v	2083	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 21D	300	11-04-08	11-11-08	2545	2084	25-04-08	PENDING			11-11-10	$221,196
AÑAÑUCA 22D	300	11-04-08	11-11-08	2546v	2085	25-04-08	PENDING			11-11-10	$221,196
AÑAÑUCA 23D	200	11-04-08	11-11-08	2548	2086	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 24D	200	11-04-08	11-11-08	2549v	2087	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 25D	200	11-04-08	11-11-08	2551	2088	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 26D	300	11-04-08	11-11-08	2552v	2089	25-04-08	PENDING			11-11-10	$221,196
AÑAÑUCA 27D	300	11-04-08	11-11-08	2554	2090	25-04-08	PENDING			11-11-10	$221,196
AÑAÑUCA 29D	200	11-04-08	11-11-08	2555v	2091	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 30D	200	11-04-08	11-11-08	2557	2092	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 31D	200	11-04-08	11-11-08	2558v	2093	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 32D	200	11-04-08	11-11-08	2560	2094	25-04-08	PENDING			11-11-10	$147,464
AÑAÑUCA 33D	100	11-04-08	11-11-08	2561v	2095	25-04-08	PENDING			11-11-10	$73,732
AÑAÑUCA 34D	100	11-04-08	11-11-08	2563	2096	25-04-08	PENDING			11-11-10	$73,732
AÑAÑUCA 35D	200	11-04-08	11-11-08	2564v	2097	25-04-08	PENDING			11-11-10	$147,464
TIN 41C-2	200	11-04-08	24-11-08	2468v	2033	25-04-08	PENDING			24-11-10	$147,464
TIN 90D	300	11-04-08	24-11-08	2470	2034	25-04-08	PENDING			24-11-10	$221,196
TIN 96D	200	11-04-08	24-11-08	2471v	2035	25-04-08	PENDING			24-11-10	$147,464
RÍO UNO B	200	11-04-08	24-11-08	2489v	2047	25-04-08	PENDING			24-11-10	$147,464
RÍO DOS B	100	11-04-08	24-11-08	2491	2048	25-04-08	PENDING			24-11-10	$73,732
CAMI 3A	100	28-12-07	29-12-08	238v	181	14-01-08	PENDING			29-12-10	$73,732
CAMI 5A	300	28-12-07	29-12-08	241v	183	14-01-08	PENDING			29-12-10	$221,196
CAMI 8A	200	28-12-07	29-12-08	243	184	14-01-08	PENDING			29-12-10	$147,464
CAMI 9A	200	28-12-07	29-12-08	244v	185	14-01-08	PENDING			29-12-10	$147,464
CAMI 10A	200	28-12-07	29-12-08	246	186	14-01-08	PENDING			29-12-10	$147,464
CAMI 12A	200	28-12-07	29-12-08	247v	187	14-01-08	PENDING			29-12-10	$147,464
CAMI 13A	100	28-12-07	29-12-08	249	188	14-01-08	PENDING			29-12-10	$73,732
CAMI 14A	200	28-12-07	29-12-08	250v	189	14-01-08	PENDING			29-12-10	$147,464
CAMI 15A	200	28-12-07	29-12-08	252	190	14-01-08	PENDING			29-12-10	$147,464
CAMI 16A	100	28-12-07	29-12-08	253v	191	14-01-08	PENDING			29-12-10	$73,732
CAMI 17A	200	28-12-07	29-12-08	255	192	14-01-08	PENDING			29-12-10	$147,464
CAMI 18A	100	28-12-07	29-12-08	256v	193	14-01-08	PENDING			29-12-10	$73,732
CAMI 19A	100	28-12-07	29-12-08	258	194	14-01-08	PENDING			29-12-10	$73,732
CAMI 21A	100	28-12-07	29-12-08	261	196	14-01-08	PENDING			29-12-10	$73,732
CAMI 22A	100	28-12-07	29-12-08	262v	197	14-01-08	PENDING			29-12-10	$73,732
CAMI 23A	200	28-12-07	29-12-08	264	198	14-01-08	PENDING			29-12-10	$147,464
CAMI 24A	200	28-12-07	29-12-08	265v	199	14-01-08	PENDING			29-12-10	$147,464
CAMI 25A	300	28-12-07	29-12-08	267	200	14-01-08	PENDING			29-12-10	$221,196
CAMI 26A	100	28-12-07	29-12-08	268v	201	14-01-08	PENDING			29-12-10	$73,732

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Number	Area (ha)	Application Date	Notice of Grant Date	Inscripción Pedimento			Inscripción Sentencia Constitutiva			Rental Payment Due Date 2009	Annual Rent Payment (Chilean Peso)

				Fs.	N°	Date	Fs.	N°	Date
CAMI 27A	200	28-12-07	29-12-08	270	202	14-01-08	PENDING			29-12-10	$147,464
CAMI 28A	100	28-12-07	29-12-08	271v	203	14-01-08	PENDING			29-12-10	$73,732
CAMI 29A	200	28-12-07	29-12-08	273	204	14-01-08	PENDING			29-12-10	$147,464
CAMI 30A	300	28-12-07	29-12-08	274v	205	14-01-08	PENDING			29-12-10	$221,196
MALVILLA 1D	300	15-04-08	29-12-08	233	210	25-04-08	PENDING			29-12-10	$221,196
MALVILLA 2D	300	15-04-08	29-12-08	234	211	25-04-08	PENDING			29-12-10	$221,196
MALVILLA 4D	300	15-04-08	29-12-08	236	213	25-04-08	PENDING			29-12-10	$221,196
MALVILLA 5D	300	15-04-08	29-12-08	237	214	25-04-08	PENDING			29-12-10	$221,196
MALVILLA 6D	300	15-04-08	29-12-08	238	215	25-04-08	PENDING			29-12-10	$221,196
MALVILLA 7D	300	15-04-08	29-12-08	239	216	25-04-08	PENDING			29-12-10	$221,196
MALVILLA 8D	200	15-04-08	29-12-08	240	217	25-04-08	PENDING			29-12-10	$147,464
MALVILLA 9D	200	15-04-08	29-12-08	241	218	25-04-08	PENDING			29-12-10	$147,464
MALVILLA 10D	100	15-04-08	29-12-08	242	219	25-04-08	PENDING			29-12-10	$73,732
PAMPA UNA A	200	15-04-08	29-12-08	243	220	25-04-08	PENDING			29-12-10	$147,464
PAMPA DOS A	300	15-04-08	29-12-08	245	221	25-04-08	PENDING			29-12-10	$221,196
PAMPA TRES A	300	15-04-08	29-12-08	246	222	25-04-08	PENDING			29-12-10	$221,196
PAMPA CUATRO A	200	15-04-08	29-12-08	247	223	25-04-08	PENDING			29-12-10	$147,464
MALVILLA 3D	300	15-04-08	29-12-08	235	212	25-04-08	PENDING			29-12-10	$221,196
MARICUNGA A	100	06-06-08	12-01-09	3667	2947	16-06-08	PENDING			PENDING	$73,732
ARRECIFE 5D	200	28-12-07	16-01-09	225	172	14-01-08	PENDING			16-01-11	$147,464
ARRECIFE 6D	300	28-12-07	16-01-09	226v	173	14-01-08	PENDING			16-01-11	$221,196
ARRECIFE 7D	300	28-12-07	16-01-09	228	174	14-01-08	PENDING			16-01-11	$221,196
VULCANO 4B-1	300	11-04-08	20-01-09	2473	2036	25-04-08	PENDING			20-01-11	$221,196
ARRECIFE 1D	300	28-12-07	PENDING	219	168	14-01-08	PENDING			PENDING	$221,196
CAMI 20A	100	28-12-07	PENDING	259v	195	14-01-08	PENDING			PENDING	$73,732
APOSTOL 1B	200	11-04-08	PENDING	2579v	2107	25-04-08	PENDING			PENDING	$147,464
APOSTOL 2C	200	11-04-08	PENDING	2581	2108	25-04-08	PENDING			PENDING	$147,464
MALVA 1B	200	24-09-08	PENDING	6627	5259	30-09-08	PENDING			PENDING	$147,464
MALVA 2B	200	24-09-08	PENDING	6628v	5260	30-09-08	PENDING			PENDING	$147,464
MALVA 3B	200	24-09-08	PENDING	6630	5261	30-09-08	PENDING			PENDING	$147,464
MALVA 4B	300	24-09-08	PENDING	6631v	5262	30-09-08	PENDING			PENDING	$221,196
MALVA 5B	200	24-09-08	PENDING	6633	5263	30-09-08	PENDING			PENDING	$147,464
MALVA 6B	200	24-09-08	PENDING	6634v	5264	30-09-08	PENDING			PENDING	$147,464
VULCANO 5D	100	24-09-08	PENDING	6636	5265	30-09-08	PENDING			PENDING	$73,732
VULCANO 6D	200	24-09-08	PENDING	6637v	5266	30-09-08	PENDING			PENDING	$147,464
VULCANO 7D	200	24-09-08	PENDING	6639	5267	30-09-08	PENDING			PENDING	$147,464
VULCANO 8D	200	24-09-08	PENDING	6640v	5268	30-09-08	PENDING			PENDING	$147,464
VULCANO 9D	200	24-09-08	PENDING	6642	5269	30-09-08	PENDING			PENDING	$147,464
TIN 32E	200	24-09-08	PENDING	6643v	5270	30-09-08	PENDING			PENDING	$147,464
TIN 53E	200	24-09-08	PENDING	6645	5271	30-09-08	PENDING			PENDING	$147,464
RODRIGO 1D	200	24-09-08	PENDING	6646v	5272	30-09-08	PENDING			PENDING	$147,464
RODRIGO 2D	200	24-09-08	PENDING	6648	5273	30-09-08	PENDING			PENDING	$147,464
RODRIGO 3D	200	24-09-08	PENDING	6649v	5274	30-09-08	PENDING			PENDING	$147,464

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Number	Area (ha)	Application Date	Notice of Grant Date	Inscripción Pedimento			Inscripción Sentencia Constitutiva			Rental Payment Due Date 2009	Annual Rent Payment (Chilean Peso)

				Fs.	N°	Date	Fs.	N°	Date
MAXIMILIANO 1D	200	24-09-08	PENDING	6651	5275	30-09-08	PENDING			PENDING	$147,464
IGNACIA 1D	300	24-09-08	PENDING	6652v	5276	30-09-08	PENDING			PENDING	$221,196
CRISTÓBAL 1D	300	24-09-08	PENDING	6654	5277	30-09-08	PENDING			PENDING	$221,196
PIRIGALLO 1D	300	24-09-08	PENDING	6655v	5278	30-09-08	PENDING			PENDING	$221,196
PIRIGALLO 2D	200	24-09-08	PENDING	6657	5279	30-09-08	PENDING			PENDING	$147,464
PIRIGALLO 3D	200	24-09-08	PENDING	6658v	5280	30-09-08	PENDING			PENDING	$147,464
PIRIGALLO 4D	200	24-09-08	PENDING	6660	5281	30-09-08	PENDING			PENDING	$147,464
PIRIGALLO 5D	300	24-09-08	PENDING	6661v	5282	30-09-08	PENDING			PENDING	$221,196
PIRIGALLO 6D	200	24-09-08	PENDING	6663	5283	30-09-08	PENDING			PENDING	$147,464
PIRIGALLO 7D	200	24-09-08	PENDING	6664v	5284	30-09-08	PENDING			PENDING	$147,464
PIRIGALLO 8D	200	24-09-08	PENDING	6666	5285	30-09-08	PENDING			PENDING	$147,464
PIRIGALLO 9D	300	24-09-08	PENDING	6667v	5286	30-09-08	PENDING			PENDING	$221,196
PIRIGALLO 10D	200	24-09-08	PENDING	6669	5287	30-09-08	PENDING			PENDING	$147,464
PIRIGALLO 11D	200	24-09-08	PENDING	6670v	5288	30-09-08	PENDING			PENDING	$147,464
PIRIGALLO 12D	300	24-09-08	PENDING	6672	5289	30-09-08	PENDING			PENDING	$221,196
PIRIGALLO 13D	300	24-09-08	PENDING	6673v	5290	30-09-08	PENDING			PENDING	$221,196
PIRIGALLO 14D	300	24-09-08	PENDING	6675	5291	30-09-08	PENDING			PENDING	$221,196
PIRIGALLO 15D	300	24-09-08	PENDING	6676v	5292	30-09-08	PENDING			PENDING	$221,196
PIRIGALLO 16D	300	24-09-08	PENDING	6678	5293	30-09-08	PENDING			PENDING	$221,196
PIRIGALLO 17D	300	24-09-08	PENDING	6679v	5294	30-09-08	PENDING			PENDING	$221,196
PIRIGALLO 18D	200	24-09-08	PENDING	6681	5295	30-09-08	PENDING			PENDING	$147,464
HUILLI 9C	200	24-09-08	PENDING	6682v	5296	30-09-08	PENDING			PENDING	$147,464
PINGO 10E	100	24-09-08	PENDING	6684	5297	30-09-08	PENDING			PENDING	$73,732
PINGO 11E	100	24-09-08	PENDING	6685v	5298	30-09-08	PENDING			PENDING	$73,732
CORAL 14E	100	24-09-08	PENDING	6687	5299	30-09-08	PENDING			PENDING	$73,732
CORAL 15E	200	24-09-08	PENDING	6688v	5300	30-09-08	PENDING			PENDING	$147,464
RÍO SIETE D	200	24-09-08	PENDING	6690	5301	30-09-08	PENDING			PENDING	$147,464
RÍO OCHO D	200	24-09-08	PENDING	6691v	5302	30-09-08	PENDING			PENDING	$147,464
RÍO NUEVE D	200	24-09-08	PENDING	6693	5303	30-09-08	PENDING			PENDING	$147,464
RÍO CATORCE D	100	24-09-08	PENDING	6694v	5304	30-09-08	PENDING			PENDING	$73,732
RÍO DIECISEIS D	200	24-09-08	PENDING	6696	5305	30-09-08	PENDING			PENDING	$147,464
RÍO DIECISIETE D	100	24-09-08	PENDING	6697v	5306	30-09-08	PENDING			PENDING	$73,732
RÍO DIECIOCHO D	100	24-09-08	PENDING	6699	5307	30-09-08	PENDING			PENDING	$73,732
RÍO DIECINUEVE D	200	24-09-08	PENDING	6700v	5308	30-09-08	PENDING			PENDING	$147,464
TIN 33E	100	24-09-08	PENDING	6702	5309	30-09-08	PENDING			PENDING	$73,732
TIN 34E	200	24-09-08	PENDING	6703v	5310	30-09-08	PENDING			PENDING	$147,464
TIN 35E	100	24-09-08	PENDING	6705	5311	30-09-08	PENDING			PENDING	$73,732
TIN 36E	200	24-09-08	PENDING	6706v	5312	30-09-08	PENDING			PENDING	$147,464
TIN 37E	100	24-09-08	PENDING	6708	5313	30-09-08	PENDING			PENDING	$73,732
TIN 38E	100	24-09-08	PENDING	6709v	5314	30-09-08	PENDING			PENDING	$73,732
TIN 39E	200	24-09-08	PENDING	6711	5315	30-09-08	PENDING			PENDING	$147,464
TIN 40E	100	24-09-08	PENDING	6712v	5316	30-09-08	PENDING			PENDING	$73,732
TIN 48E	200	24-09-08	PENDING	6714	5317	30-09-08	PENDING			PENDING	$147,464

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Number	Area (ha)	Application Date	Notice of Grant Date	Inscripción Pedimento			Inscripción Sentencia Constitutiva			Rental Payment Due Date 2009	Annual Rent Payment (Chilean Peso)

				Fs.	N°	Date	Fs.	N°	Date
TIN 49E	300	24-09-08	PENDING	6715v	5318	30-09-08	PENDING			PENDING	$221,196
TIN 50E	200	24-09-08	PENDING	6717	5319	30-09-08	PENDING			PENDING	$147,464
TIN 51E	200	24-09-08	PENDING	6718v	5320	30-09-08	PENDING			PENDING	$147,464
TIN 89E	200	24-09-08	PENDING	6720	5321	30-09-08	PENDING			PENDING	$147,464
TIN 90E	300	24-09-08	PENDING	6721v	5322	30-09-08	PENDING			PENDING	$221,196
TIN 91E	300	24-09-08	PENDING	6723	5323	30-09-08	PENDING			PENDING	$221,196
TIN 92E	300	24-09-08	PENDING	6724v	5324	30-09-08	PENDING			PENDING	$221,196
TIN 93E	100	24-09-08	PENDING	6726	5325	30-09-08	PENDING			PENDING	$73,732
TIN 94E	300	24-09-08	PENDING	6727v	5326	30-09-08	PENDING			PENDING	$221,196
TIN 95E	200	24-09-08	PENDING	6729	5327	30-09-08	PENDING			PENDING	$147,464
TIN 108E	200	24-09-08	PENDING	6730v	5328	30-09-08	PENDING			PENDING	$147,464
VALLE 4D	200	24-09-08	PENDING	3092v	2533	03-10-08	PENDING			PENDING	$147,464
VALLE 5D	200	24-09-08	PENDING	3093v	2534	03-10-08	PENDING			PENDING	$147,464
VALLE 6D	100	24-09-08	PENDING	3094v	2535	03-10-08	PENDING			PENDING	$73,732
VALLE 7D	100	24-09-08	PENDING	3095v	2536	03-10-08	PENDING			PENDING	$73,732
VALLE 8D	200	24-09-08	PENDING	3096v	2537	03-10-08	PENDING			PENDING	$147,464
VALLE 9D	300	24-09-08	PENDING	3097v	2538	03-10-08	PENDING			PENDING	$221,196
TIN 18E	200	24-09-08	PENDING	801	673	06-10-08	PENDING			PENDING	$147,464
TIN 19E	200	24-09-08	PENDING	802	674	06-10-08	PENDING			PENDING	$147,464
TIN 20E	200	24-09-08	PENDING	803	675	06-10-08	PENDING			PENDING	$147,464
TIN 21E	200	24-09-08	PENDING	804	676	06-10-08	PENDING			PENDING	$147,464
TIN 22E	200	24-09-08	PENDING	805	677	06-10-08	PENDING			PENDING	$147,464
TIN 23E	200	24-09-08	PENDING	806	678	06-10-08	PENDING			PENDING	$147,464
TIN 24E	200	24-09-08	PENDING	807	679	06-10-08	PENDING			PENDING	$147,464
TIN 25E	200	24-09-08	PENDING	808	680	06-10-08	PENDING			PENDING	$147,464
TIN 26E	200	24-09-08	PENDING	809	681	06-10-08	PENDING			PENDING	$147,464
TIN 27E	200	24-09-08	PENDING	810	682	06-10-08	PENDING			PENDING	$147,464
TIN 28E	200	24-09-08	PENDING	811	683	06-10-08	PENDING			PENDING	$147,464
TIN 29E	200	24-09-08	PENDING	812	684	06-10-08	PENDING			PENDING	$147,464
TIN 30E	200	24-09-08	PENDING	813	685	06-10-08	PENDING			PENDING	$147,464
TIN 31E	200	24-09-08	PENDING	814	686	06-10-08	PENDING			PENDING	$147,464
HUILLI 8C	200	24-09-08	PENDING	8983	7022	31-12-08	PENDING			PENDING	$147,464
BLANCO 1	100	23-10-08	PENDING	7568v	5972	03-11-08	PENDING			PENDING	$73,732
BLANCO 2	200	23-10-08	PENDING	7570	5973	03-11-08	PENDING			PENDING	$147,464
BLANCO 3	200	23-10-08	PENDING	7571v	5974	03-11-08	PENDING			PENDING	$147,464
BLANCO 4	200	23-10-08	PENDING	7573	5975	03-11-08	PENDING			PENDING	$147,464
BLANCO 5	200	23-10-08	PENDING	7574v	5976	03-11-08	PENDING			PENDING	$147,464
BLANCO 6	200	23-10-08	PENDING	7576	5977	03-11-08	PENDING			PENDING	$147,464
BLANCO 7	200	23-10-08	PENDING	7577v	5978	03-11-08	PENDING			PENDING	$147,464
BLANCO 8	200	23-10-08	PENDING	7579	5979	03-11-08	PENDING			PENDING	$147,464
BLANCO 9	200	23-10-08	PENDING	7580v	5980	03-11-08	PENDING			PENDING	$147,464
BLANCO 10	200	23-10-08	PENDING	7582	5981	03-11-08	PENDING			PENDING	$147,464
BLANCO 11	200	23-10-08	PENDING	7583v	5982	03-11-08	PENDING			PENDING	$147,464

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Number	Area (ha)	Application Date	Notice of Grant Date	Inscripción Pedimento			Inscripción Sentencia Constitutiva			Rental Payment Due Date 2009	Annual Rent Payment (Chilean Peso)

				Fs.	N°	Date	Fs.	N°	Date
BLANCO 12	200	23-10-08	PENDING	7585	5983	03-11-08	PENDING			PENDING	$147,464
BLANCO 13	100	23-10-08	PENDING	7586v	5984	03-11-08	PENDING			PENDING	$73,732
BLANCO 14	200	23-10-08	PENDING	7588	5985	03-11-08	PENDING			PENDING	$147,464
BLANCO 15	100	23-10-08	PENDING	7589v	5986	03-11-08	PENDING			PENDING	$73,732
BLANCO 16	200	23-10-08	PENDING	7591	5987	03-11-08	PENDING			PENDING	$147,464
BLANCO 17	200	23-10-08	PENDING	7592v	5988	03-11-08	PENDING			PENDING	$147,464
BLANCO 18	200	23-10-08	PENDING	7594	5989	03-11-08	PENDING			PENDING	$147,464

Claim Name/Number	Area (ha)	Application Date	Inscripción Manifestación			Survey Date	Fecha en que se Dicta Sentencia Constitutiva	Inscripción Sentencia Constitutiva y Mensura			Annual Rental Payment (Chilean peso)

			Fjs.	N°	Date			Fjs.	N°	Date
CACHITO 1 Y 3 AL 1298	6490	07-12-82	53V	45	20-01-83	07-10-83	14-11-84	595	122	1984	$23,926,034
NEVADO 1 AL 840	4200	07-12-82	55V	46	20-01-83	07-10-83	14-11-84	576	121	1984	$15,483,720
HORUS 1 AL 280	800	26-09-83	954V	894	28-10-83	20-04-84	20-03-86	346	112	1986	$2,949,280
OLIMPO 1 AL 293	150	26-09-83	944V	886	28-10-03	20-07-84	25-03-86	302	103	1986	$552,990
MARTE 1 AL 300	1500	26-09-83	949V	890	28-10-83	20-07-84	25-03-86	382v	114	1986	$5,529,900
CHICO I 1 AL 80	400	09-10-95	4310V	2743	18-10-95	10-05-96	27-05-97	878	149	1997	$1,474,640
CHICO II 1 AL 80	400	09-10-95	4311V	2744	18-10-95	10-05-96	27-05-97	887	150	1997	$1,474,640
CHICO III 1 AL 40	200	09-10-95	4312V	2745	18-10-95	10-05-96	21-02-97	456v	63	1997	$737,320
CHICO IV 1 AL 80	400	09-10-95	4313V	2746	18-10-95	10-05-96	27-05-97	895v	151	1997	$1,474,640
CHICO V 1 AL 70	350	09-10-95	4314V	2747	18-10-95	10-05-96	21-02-97	464	64	1997	$1,290,310
CHICO VI 1 AL 70	350	09-10-95	4315V	2748	18-10-95	10-05-96	21-02-97	472v	65	1997	$1,290,310
CHICO VII 1 AL 120	600	09-10-95	4316V	2749	18-10-95	10-05-96	27-05-97	904v	152	1997	$2,211,960
CHICO VIII 1 AL 80	400	09-10-95	4317v	2750	18-10-95	10-05-96	16-06-97	1068v	176	1997	$1,474,640
CHICO IX 1 AL 30	150	09-10-95	4318v	2751	18-10-95	10-05-96	16-06-97	1077	177	1997	$552,990
CHICO X 1 AL 20	100	09-10-95	4319v	2752	18-10-95	10-05-96	21-02-97	481	66	1997	$368,660
CHICO XI 1 AL 40	200	09-10-95	4320v	2753	18-10-95	10-05-96	27-05-97	914	153	1997	$737,320
CHICO 15 1 AL 60	300	27-11-95	4993v	3210	05-12-95	25-06-96	16-06-97	1110	181	1997	$1,105,980
CHICO 16 1 AL 40	200	27-11-95	4995	3211	05-12-95	25-06-96	16-06-97	1119	182	1997	$737,320
CHICO 18 1 AL 120	600	13-11-95	4767v	3042	17-11-95	13-06-96	14-05-97	930v	155	1997	$2,211,960
RAHIL 1 AL 48	240	13-11-95	4766	3041	1995	13-06-96	21-10-97	1742v	308	1997	$884,784
CADILLO 7 1 AL 40 (1 AL 20)	100	24-05-96	2114	1407	30-05-96	18-12-96	15-01-98	634	229	1998	$368,660
MARANCEL 1 AL 14	56	20-12-94	17V	15	03-01-95	24-07-95	25-04-96	866	152	1996	$206,450
PACO 1 AL 60	300	22-05-97	2623	1749	30-05-97	12-12-97	11-03-99	783v	167	1999	$1,105,980
LUIS 1 AL 40	200	30-05-97	2626	1750	30-05-97	12-12-97	11-03-99	828	174	1999	$737,320
HUGO 1 AL 60	300	30-05-97	2621	1748	30-05-97	12-12-97	11-03-99	776	166	1999	$1,105,980
MARANCEL 1 AL 40	190	21-04-97	2167v	1474	29-04-97	17-11-97	16-12-98	252v	43	1999	$700,454
MARANCEL 2 1 AL 39	195	21-04-97	2168	1475	29-04-97	17-11-97	16-12-98	259v	44	1999	$718,887
JUPITER 1 AL 190	190	15-07-97	4009	2593	18-17-97	17-02-98	22-06-99	1119	218	1999	$700,454

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Name/Number	Area (ha)	Application Date	Inscripción Manifestación			Survey Date	Fecha en que se Dicta Sentencia Constitutiva	Inscripción Sentencia Constitutiva y Mensura			Annual Rental Payment (Chilean peso)

			Fjs.	N°	Date			Fjs.	N°	Date
LLANO 3 1 AL 20	100	10-03-97	1319	838	13-03-97	30-09-97	25-05-00	691	168	1999	$368,660
VACA 8 1 AL 10	50	05-06-97	3045	1982	17-06-97	10-01-98	15-06-99	1129	219	1999	$184,330
VACA 10 1 AL 20	100	05-06-97	3047	1984	17-06-97	10-01-98	25-05-00	685	167	2000	$368,660
VACA 11 1 AL 60	300	05-06-97	3048	1985	17-06-97	10-01-98	15-06-99	1134v	220	1999	$1,105,980
TIN 42 1 AL 11	42	09-12-99	2620	2086	15-12-99	12-07-00	06-07-01	407v	120	2001	$154,837
TIN 43 1 AL 10	42	09-12-99	2622	2087	15-12-99	12-07-00	06-07-01	414	121	2001	$154,837
TIN 44 1 AL 11	47	09-12-99	2624	2088	15-12-99	12-07-00	06-07-01	420v	122	05-09-01	$173,270
TIN 45 1 AL 11	47	09-12-99	2626	2089	15-12-99	12-07-00	06-07-01	426v	123	05-09-01	$173,270
TIN 46 1 AL 10	45	09-12-99	2628	2090	15-12-99	12-07-00	06-07-01	432v	124	05-09-01	$165,897
TIN 70 1 AL 15	65	09-12-99	2632	2092	15-12-99	12-07-00	06-07-01	438v	125	05-09-01	$239,629
TIN 70A 1 AL 8	40	09-12-99	2634	2093	15-12-99	12-07-00	06-07-01	445	126	05-09-01	$147,464
TIN 71 1 AL 14	53	09-12-99	2636	2094	15-12-99	12-07-00	06-07-01	450v	127	05-09-01	$195,390
PINGO 10 1 AL 10	50	11-01-00	115V	112	17-01-00	08-08-00	12-07-01	540	170	19-10-01	$184,330
PINGO 11 1 AL 6	30	10-01-00	157v	113	17-01-00	08-08-00	12-07-01	546	171	19-10-01	$110,598
VENUS UNO 1 AL 40	200	11-03-00	712	548	17-03-00	12-10-00	03-12-01	60	26	05-03-02	$737,320
VENUS DOS 1 AL 40	200	11-03-00	714	549	17-03-00	12-10-00	03-12-01	66	27	05-03-02	$737,320
VENUS TRES 1 AL 40	200	11-03-00	716	550	17-03-00	12-10-00	03-12-01	72	28	05-03-02	$737,320
VENUS CUATRO 1 AL 40	200	11-03-00	718	551	17-03-00	12-10-00	03-12-01	78	29	05-03-02	$737,320
VENUS CINCO 1 AL 40	200	11-03-00	720	552	17-03-00	12-10-00	03-12-01	84	30	05-03-02	$737,320
VENUS SEIS 1 AL 40	200	11-03-00	722	553	17-03-00	12-10-00	03-12-01	90	31	05-03-02	$737,320
VENUS SIETE 1 AL 40	200	11-03-00	724	554	17-03-00	12-10-00	03-12-01	96	32	05-03-02	$737,320
VENUS OCHO 1 AL 40	200	11-03-00	726	555	17-03-00	12-10-00	03-12-01	102	33	05-03-02	$737,320
VENUS NUEVE 1 AL 40	200	11-03-00	728	556	17-03-00	12-10-00	03-12-01	108	34	05-03-02	$737,320
VENUS DIEZ 1 AL 40	200	11-03-00	730	557	17-03-00	12-10-00	03-12-01	114	35	05-03-02	$737,320
VENUS ONCE 1 AL 40	200	11-03-00	732	558	17-03-00	12-10-00	03-12-01	120	36	05-03-02	$737,320
VENUS DOCE 1 AL 40	200	11-03-00	734	559	17-03-00	12-10-00	03-12-01	126	37	05-03-02	$737,320
VENUS TRECE 1 AL 40	200	11-03-00	736	560	17-03-00	12-10-00	03-12-01	132	38	05-03-02	$737,320
VENUS CATORCE 1 AL 40	200	11-03-00	738	561	17-03-00	12-10-00	03-12-01	138	39	05-03-02	$737,320
VENUS QUINCE 1 AL 40	200	11-03-00	740	562	17-03-00	12-10-00	29-04-02	532	122	13-08-02	$737,320
VENUS DIECISÉIS 1 AL 40	200	11-03-00	742	563	17-03-00	12-10-00	03-12-01	144	40	05-03-02	$737,320
VENUS DIECISIETE 1 AL 40	200	11-03-00	744	564	17-03-00	12-10-00	03-12-01	150	41	05-03-02	$737,320
VENUS DIECIOCHO 1 AL 40	200	11-03-00	746	565	17-03-00	12-10-00	03-12-01	156	42	05-03-02	$737,320
VENUS DIECINUEVE 1 AL 60	300	11-03-00	748	566	17-03-00	12-10-00	03-12-01	162	43	05-03-02	$1,105,980
VENUS VEINTE 1 AL 40	200	11-03-00	750	567	17-03-00	12-10-00	03-12-01	168	44	05-03-02	$737,320
VENUS VEINTIUNO 1 AL 40	200	11-03-00	752	568	17-03-00	12-10-00	29-04-02	538	123	13-08-02	$737,320
VENUS VEINTIDÓS 1 AL 40	200	11-03-00	754	569	17-03-00	12-10-00	03-12-01	174	45	05-03-02	$737,320
VENUS VEINTITRÉS 1 AL 40	200	11-03-00	756	570	17-03-00	12-10-00	03-12-01	180	46	05-03-02	$737,320
VENUS VEINTICUATRO 1 AL 40	200	11-03-00	758	571	17-03-00	12-10-00	03-12-01	186	47	05-03-02	$737,320
VENUS VEINTICINCO 1 AL 40	200	11-03-00	760	572	17-03-00	12-10-00	03-12-01	192	48	05-03-02	$737,320
PINGO 7A 1 AL 20	100	14-03-01	561v	419	19-03-01	16-10-01	23-09-02	697v	177	18-12-02	$368,660
BREA 9B 1 AL 13	56	16-10-01	2145 v	1764	19-10-01	22-05-02	13-06-03	507	187	01-09-03	$206,450
CORAL 9 1 AL 60	300	16-10-01	2149	1766	01-09-03	22-05-02	13-06-03	493	185	01-09-03	$1,105,980

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Name/Number	Area (ha)	Application Date	Inscripción Manifestación			Survey Date	Fecha en que se Dicta Sentencia Constitutiva	Inscripción Sentencia Constitutiva y Mensura			Annual Rental Payment (Chilean peso)

			Fjs.	N°	Date			Fjs.	N°	Date
TIN 70B 1 AL 20	100	05-12-01	2505	2083	01-07-03	05-07-02	24-09-03	501	186	01-09-03	$368,660
PIEDRA 1 AL 8	40	25-02-02	447	379	05-03-02	30-09-02	24-09-03	754v	287	14-11-03	$147,464
PABLO A3 1 AL 20	200	26-06-03	1736v	1469	27-06-03	19-01-04	26-10-04	8	4	12-01-05	$737,320
PABLO A4 1 AL 20	200	26-06-03	1738v	1470	27-06-03	19-01-04	26-10-04	15v	5	12-01-05	$737,320
PABLO A8 1 AL 30	300	26-06-03	1740v	1471	27-06-03	19-01-04	26-10-04	23	6	12-01-05	$1,105,980
PABLO A9 1 AL 30	300	26-06-03	1742v	1472	27-06-03	19-01-04	26-10-04	30v	7	12-01-05	$1,105,980
NIEVE 2, 1 AL 10	50	28-02-04	943v	795	13-12-05	01-10-04	23-09-05	843v	304	13-12-05	$184,330
NUBE 1 1 AL 20	100	02-03-04	947	797	26-06-05	01-10-04	23-09-05	838	303	13-12-05	$368,660
TIN 41B 1 AL 20	100	16-04-04	1369	1139	26-06-05	17-11-04	21-10-05	69v	20	12-01-06	$368,660
TIN 44B 1 AL 20	100	16-04-04	1370 v	1140	26-06-05	17-11-04	21-10-05	75v	21	12-01-06	$368,660
TIN 96B 1 AL 20	100	20-07-04	2982	2452	26-06-05	09-02-05	16-01-06	370	118	03-04-06	$368,660
TIN 47B 1 AL 40	200	02-08-04	3224	2648	09-08-04	23-02-05	20-12-05	229	48	20-02-06	$737,320
TIN 52B 1 AL 40	200	02-08-04	3227v	2650	09-08-04	23-02-05	20-12-05	235v	49	20-02-06	$737,320
VULCANO 4A, 1 AL 20	100	26-10-04	4235	3399	05-11-04	30-05-05	08-11-06	240	63	01-03-07	$368,660
NIEVE 1, 1 AL 10	50	26-02-04	942	794	26-06-05	01-10-04	PENDING				$184,330
EL SALVADOR 14, 1 AL 40	200	03-08-05	3429v	2665	01-08-85	27-01-06	PENDING				$737,320
CAMI 10, 1 AL 40	100	17-03-06	1652	1175	24-03-06	19-10-06	PENDING				$368,660
RÍO 2A, 1 AL 4	8	29-05-06	3265v	2469	05-06-06	04-01-07	PENDING				$29,493
AÑAÑUCA 4COP, 1 AL 13	55	29-05-06	3257	2464	05-06-06	04-01-07	PENDING				$202,763
BREA 3B, 1 AL 40	200	02-06-06	3310v	2514	09-06-06	05-01-07	PENDING				$737,320
BREA 4B, 1 AL 60	300	02-06-06	3312	2515	09-06-06	05-01-07	PENDING				$1,105,980
VALLE 1B, 1 AL 20	100	17-08-06	1561 v	1280	25-08-06	23-03-07	PENDING				$368,660
VALLE 2B, 1 AL 20	100	17-08-06	1563	1281	25-08-06	23-03-07	PENDING				$368,660
VALLE 3B, 1 AL 20	100	17-08-06	1560	1279	25-08-06	23-03-07	PENDING				$368,660
CRISTÓBAL 1B 1 AL 60	300	13-10-06	6179	4734	06-11-06	17-05-07	PENDING				$1,105,980
RODRIGO 1B 1 AL 40	200	13-10-06	6169	4729	06-11-06	17-05-07	PENDING				$737,320
RODRIGO 2B 1 AL 40	200	13-10-06	6171	4730	06-11-06	17-05-07	PENDING				$737,320
RODRIGO 3B 1 AL 40	200	13-10-06	6173	4731	06-11-06	17-05-07	PENDING				$737,320
MAXIMILIANO 1B 1 AL 40	200	13-10-06	6167	4728	06-11-06	17-05-07	PENDING				$737,320
IGNACIA 1B 1 AL 60	300	13-10-06	6181	4735	06-11-06	17-05-07	PENDING				$1,105,980
PINGO 11C 1 AL 20	100	13-10-06	6177	4733	06-11-06	17-05-07	PENDING				$368,660
VALLE 5B 1 al 20	100	24-11-06	2194v	1823	04-12-06	28-06-07	PENDING				$368,660
VALLE 7B 1 al 40	200	24-11-06	2197v	1825	04-12-06	28-06-07	PENDING				$737,320
MALVA 4 1 AL 60	300	07-12-06	7504	5751	21-12-06	12-07-07	PENDING				$1,105,980
VULCANO 4B 1 AL 30	150	07-12-06	7510	5754	21-12-06	12-07-07	PENDING				$552,990
TIN 53C 1 al 40	200	22-12-06	203v	172	12-01-07	20-07-07	PENDING				$737,320
VOLCÁN 1C 1 AL 40	200	16-03-07	384	344	23-03-07	19-10-07	PENDING				$737,320
VOLCÁN 6C 1 AL 40	200	16-03-07	391V	349	23-03-07	19-10-07	PENDING				$737,320
VOLCÁN 13C 1 AL 40	200	16-03-07	397V	353	23-03-07	19-10-07	PENDING				$737,320
ALERCE 1 1 AL 20	100	25-07-07	4695v	3652	01-08-07	15-04-08	PENDING				$368,660
CAMPO 1C 1 AL 40	200	10-08-07	5098	3976	21-08-07	14-03-08	PENDING				$737,320
CAMPO 2C 1 AL 60	300	10-08-07	5100	3977	21-08-07	14-03-08	PENDING				$1,105,980

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Name/Number	Area (ha)	Application Date	Inscripción Manifestación			Survey Date	Fecha en que se Dicta Sentencia Constitutiva	Inscripción Sentencia Constitutiva y Mensura			Annual Rental Payment (Chilean peso)

			Fjs.	N°	Date			Fjs.	N°	Date
CAMPO 3C 1 AL 60	300	10-08-07	5102	3978	21-08-07	14-03-08	PENDING				$1,105,980
CAMPO 4C 1 AL 60	300	10-08-07	5104	3979	21-08-07	14-03-08	PENDING				$1,105,980
CAMPO 5C 1 AL 40	200	10-08-07	5106	3980	21-08-07	14-03-08	PENDING				$737,320
CAMPO 6C 1 AL 40	200	10-08-07	5108	3981	21-08-07	14-03-08	PENDING				$737,320
EL SALVADOR UNO 1 AL 20	100	09-11-07	7459	5844	22-11-07	13-06-08	PENDING				$368,660
TIN 74 1 AL 20	100	09-11-07	7455	5842	22-11-07	13-06-08	PENDING				$368,660
PABLO 2C 1 AL 40	200	10-01-08	420v	321	21-01-08	14-08-08	PENDING				$737,320
PABLO 5C 1 AL 40	200	10-01-08	422v	322	21-01-08	14-08-08	PENDING				$737,320
PABLO 7C 1 AL 60	300	10-01-08	426v	324	21-01-08	14-08-08	PENDING				$1,105,980
PABLO 10C 1 AL 60	300	10-01-08	428v	325	21-01-08	14-08-08	PENDING				$1,105,980
VERO 1C 1 AL 40	200	10-01-08	430v	326	21-01-08	14-08-08	PENDING				$737,320
VERO 2C 1 AL 20	100	10-01-08	432v	327	21-01-08	14-08-08	PENDING				$368,660
VERO 3C 1 AL 40	200	10-01-08	434v	328	21-01-08	14-08-08	PENDING				$737,320
VERO 4C 1 AL 60	300	10-01-08	436v	329	21-01-08	14-08-08	PENDING				$1,105,980
AÑAÑUCA 36C 1 AL 40	200	30-01-08	990	787	14-02-08	05-09-08	PENDING				$737,320
AÑAÑUCA 37C 1 AL 40	200	30-01-08	992	788	14-02-08	05-09-08	PENDING				$737,320
AÑAÑUCA 38C 1 AL 40	200	30-01-08	994	789	14-02-08	05-09-08	PENDING				$737,320
AÑAÑUCA TRES 1 AL 20	100	30-01-08	996	790	14-02-08	05-09-08	PENDING				$368,660
MALVILLA TRES 1 AL 20	100	30-01-08	998	791	14-02-08	05-09-08	PENDING				$368,660
QUEBRADA II 1 AL 40	200	30-01-08	1002	793	14-02-08	05-09-08	PENDING				$737,320
SUSPIRO TRES 1 AL 20	100	30-01-08	1008	796	14-02-08	05-09-08	PENDING				$368,660
PINGO 14D 1 AL 40	200	20-03-08	1998	1624	02-04-08	24-10-08	PENDING				$737,320
PINGO 15D 1 AL 20	100	20-03-08	2000	1625	02-04-08	24-10-08	PENDING				$368,660
VULCANO 10D 1 al 40	200	29-05-08	3525v	2834	06-06-08	31-12-08	PENDING				$737,320
VULCANO 11D 1 al 40	200	29-05-08	3527v	2835	06-06-08	31-12-08	PENDING				$737,320
VULCANO 14D 1 al 60	300	29-05-08	3529v	2836	06-06-08	31-12-08	PENDING				$1,105,980
VULCANO 15D 1 al 40	200	29-05-08	3531v	2837	06-06-08	31-12-08	PENDING				$737,320
TOMATILLO 1C 1 al 40	200	29-05-08	3523v	2833	06-06-08	31-12-08	PENDING				$737,320
PINGO DOS 1 AL 40	200	21-07-08	4583v	3723	29-07-08	10-02-09	PENDING				$737,320
CERRO 2C 1 AL 20	100	24-07-08	2415v	1942	06-08-08	11-02-09	PENDING				$368,660
MALVILLA 1C 1 al 60	300	11-08-08	654	544	20-08-08	PENDING	PENDING				$1,105,980
MALVILLA 2C 1 al 60	300	11-08-08	656	545	20-08-08	PENDING	PENDING				$1,105,980
MALVILLA 3C 1 al 60	300	11-08-08	658	546	20-08-08	PENDING	PENDING				$1,105,980
MALVILLA 4C 1 al 60	300	11-08-08	660	547	20-08-08	PENDING	PENDING				$1,105,980
MALVILLA 5C 1 al 60	300	11-08-08	662	548	20-08-08	PENDING	PENDING				$1,105,980
MALVILLA 6C 1 al 60	300	11-08-08	664	549	20-08-08	PENDING	PENDING				$1,105,980
MALVILLA 7C 1 al 60	300	11-08-08	666	550	20-08-08	PENDING	PENDING				$1,105,980
MALVILLA 8C 1 al 40	200	11-08-08	668	551	20-08-08	PENDING	PENDING				$737,320
MALVILLA 9C 1 al 40	200	11-08-08	670	552	20-08-08	PENDING	PENDING				$737,320
MALVILLA 10C 1 al 20	100	11-08-08	672	553	20-08-08	17-12-08	PENDING				$368,660
CAMI ONCE 1 AL 20	100	14-08-08	5548v	4491	26-08-08	PENDING	PENDING				$368,660
APOSTOL 1A 1 AL 40	200	22-08-08	5658v	4567	27-08-08	PENDING	PENDING				$737,320

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Name/Number	Area (ha)	Application Date	Inscripción Manifestación			Survey Date	Fecha en que se Dicta Sentencia Constitutiva	Inscripción Sentencia Constitutiva y Mensura			Annual Rental Payment (Chilean peso)

			Fjs.	N°	Date			Fjs.	N°	Date
APOSTOL 2B 1 AL 40	200	22-08-08	5660v	4568	27-08-08	PENDING	PENDING				$737,320
PABLO 7E 1 AL 60	300	22-08-08	5654v	4565	27-08-08	PENDING	PENDING				$1,105,980
PABLO 7F 1 AL 60	300	22-08-08	5656v	4566	27-08-08	PENDING	PENDING				$1,105,980
MARICUNGA 1 AL 20	100	22-08-08	5652v	4564	27-08-08	PENDING	PENDING				$368,660
NANTOCO 4C 1 AL 20	100	28-08-08	5956v	4800	05-09-08	PENDING	PENDING				$368,660
MINERVA A 1 AL 20	100	28-08-08	5958v	4801	05-09-08	PENDING	PENDING				$368,660
BREA 1C 1 AL 60	300	28-08-08	5960v	4802	05-09-08	PENDING	PENDING				$1,105,980
BREA 2C 1 AL 20	100	28-08-08	5962v	4803	05-09-08	PENDING	PENDING				$368,660
BREA 3C 1 AL 40	200	28-08-08	5964v	4804	05-09-08	PENDING	PENDING				$737,320
BREA 4C 1 AL 60	300	28-08-08	5966v	4805	05-09-08	PENDING	PENDING				$1,105,980
BREA 5C 1 AL 20	100	28-08-08	5968v	4806	05-09-08	PENDING	PENDING				$368,660
BREA 6C 1 AL 40	200	28-08-08	5970v	4807	05-09-08	PENDING	PENDING				$737,320
BREA 7C 1 AL 20	100	28-08-08	5972v	4808	05-09-08	PENDING	PENDING				$368,660
RÍO UNO A 1 AL 40	200	28-08-08	5974v	4809	05-09-08	PENDING	PENDING				$737,320
RÍO DOS A 1 AL 20	100	28-08-08	5976v	4810	05-09-08	PENDING	PENDING				$368,660
RÍO CINCO A 1 AL 20	100	28-08-08	5978v	4811	05-09-08	PENDING	PENDING				$368,660
RIO SIETE A 1 AL 40	200	28-08-08	5980v	4812	05-09-08	PENDING	PENDING				$737,320
RIO OCHO A 1 AL 40	200	28-08-08	5982v	4813	05-09-08	PENDING	PENDING				$737,320
RIO NUEVE A 1 AL 40	200	28-08-08	5984v	4814	05-09-08	07-10-08	PENDING				$737,320
RIO DIEZ A 1 AL 40	200	28-08-08	5986v	4815	05-09-08	PENDING	PENDING				$737,320
RIO ONCE A 1 AL 40	200	28-08-08	5988v	4816	05-09-08	PENDING	PENDING				$737,320
RIO DOCE A 1 AL 40	200	28-08-08	5990v	4817	05-09-08	PENDING	PENDING				$737,320
RIO TRECE A 1 AL 40	200	28-08-08	5992v	4818	05-09-08	PENDING	PENDING				$737,320
RIO CATORCE A 1 AL 20	100	28-08-08	5994v	4819	05-09-08	PENDING	PENDING				$368,660
RIO QUINCE A 1 AL 40	200	28-08-08	5996v	4820	05-09-08	PENDING	PENDING				$737,320
RIO DIECISEIS A 1 AL 20	100	28-08-08	5998v	4821	05-09-08	PENDING	PENDING				$368,660
RIO DIECINUEVE A 1 AL 40	200	28-08-08	6000v	4822	05-09-08	PENDING	PENDING				$737,320
RIO VEINTE A 1 AL 20	100	28-08-08	6002v	4823	05-09-08	PENDING	PENDING				$368,660
CORAL 8 1 AL 60	300	28-08-08	6004v	4824	05-09-08	PENDING	PENDING				$1,105,980
CORAL 10 1 AL 20	100	28-08-08	6006v	4825	05-09-08	PENDING	PENDING				$368,660
AÑAÑUCA 1C 1 AL 20	100	28-08-08	6008v	4826	05-09-08	PENDING	PENDING				$368,660
AÑAÑUCA 2C 1 AL 40	200	28-08-08	6010v	4827	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 3C 1 AL 40	200	28-08-08	6012v	4828	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 4C 1 AL 20	100	28-08-08	6014v	4829	05-09-08	PENDING	PENDING				$368,660
AÑAÑUCA 5C 1 AL 40	200	28-08-08	6016v	4830	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 6C 1 AL 40	200	28-08-08	6018v	4831	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 7C 1 AL 40	200	28-08-08	6020v	4832	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 8C 1 AL 40	200	28-08-08	6022v	4833	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 9C 1 AL 40	200	28-08-08	6024v	4834	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 10C 1 AL 40	200	28-08-08	6026v	4835	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 11C 1 AL 20	100	28-08-08	6028v	4836	05-09-08	PENDING	PENDING				$368,660
AÑAÑUCA 12C 1 AL 20	100	28-08-08	6030v	4837	05-09-08	PENDING	PENDING				$368,660

Appendix

Kinross Gold Corporation
Cerro Casale Project
Northern Chile
NI 43-101 Technical Report

Claim Name/Number	Area (ha)	Application Date	Inscripción Manifestación			Survey Date	Fecha en que se Dicta Sentencia Constitutiva	Inscripción Sentencia Constitutiva y Mensura			Annual Rental Payment (Chilean peso)

			Fjs.	N°	Date			Fjs.	N°	Date
AÑAÑUCA 13C 1 AL 40	200	28-08-08	6032v	4838	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 14C 1 AL 60	300	28-08-08	6034v	4839	05-09-08	PENDING	PENDING				$1,105,980
AÑAÑUCA 15C 1 AL 40	200	28-08-08	6036v	4840	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 16C 1 AL 20	100	28-08-08	6038v	4841	05-09-08	PENDING	PENDING				$368,660
AÑAÑUCA 17C 1 AL 20	100	28-08-08	6040v	4842	05-09-08	PENDING	PENDING				$368,660
AÑAÑUCA 18C 1 AL 20	100	28-08-08	6042v	4843	05-09-08	PENDING	PENDING				$368,660
AÑAÑUCA 19C 1 AL 40	200	28-08-08	6044v	4844	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 20C 1 AL 40	200	28-08-08	6046v	4845	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 21C 1 AL 60	300	28-08-08	6048v	4846	05-09-08	PENDING	PENDING				$1,105,980
AÑAÑUCA 22C 1 AL 60	300	28-08-08	6050v	4847	05-09-08	PENDING	PENDING				$1,105,980
AÑAÑUCA 23C 1 AL 60	200	28-08-08	6052v	4848	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 24C 1 AL 40	200	28-08-08	6054v	4849	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 25C 1 AL 40	200	28-08-08	6056v	4850	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 26C 1 AL 60	300	28-08-08	6058v	4851	05-09-08	PENDING	PENDING				$1,105,980
AÑAÑUCA 27C 1 AL 60	300	28-08-08	6060v	4852	05-09-08	PENDING	PENDING				$1,105,980
AÑAÑUCA 29C 1 AL 40	200	28-08-08	6062v	4853	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 30C 1 AL 40	200	28-08-08	6064v	4854	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 31C 1 AL 40	200	28-08-08	6066v	4855	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 32C 1 AL 40	200	28-08-08	6068v	4856	05-09-08	PENDING	PENDING				$737,320
AÑAÑUCA 33C 1 AL 20	100	28-08-08	6070v	4857	05-09-08	PENDING	PENDING				$368,660
AÑAÑUCA 34C 1 AL 20	100	28-08-08	6072v	4858	05-09-08	PENDING	PENDING				$368,660
AÑAÑUCA 35C 1 AL 40	200	28-08-08	6074v	4859	05-09-08	PENDING	PENDING				$737,320
HUALLE 1 AL 20	100	28-08-08	6076v	4860	05-09-08	PENDING	PENDING				$368,660
PAMPA UNA A 1 AL 40	200	08-09-08	765	642	17-09-08	PENDING	PENDING				$737,320
PAMPA DOS A 1 AL 60	300	08-09-08	767	643	17-09-08	PENDING	PENDING				$1,105,980
PAMPA TRES A 1 AL 60	300	08-09-08	769	644	17-09-08	PENDING	PENDING				$1,105,980
PAMPA CUATRO A 1 AL 40	200	08-09-08	771	645	17-09-08	PENDING	PENDING				$737,320
PINGO 9C 1 AL 40	200	06-10-08	7184V	5654	16-10-08	PENDING	PENDING				$737,320
EL SALVADOR DOS 1 AL 20	100	01-10-08	6965	5510	08-10-08	PENDING	PENDING				$368,660
RIO A 1 AL 20	100	01-10-08	6963	5509	08-10-08	PENDING	PENDING				$368,660
CALANDRIA 1C 1 AL 60	300	20-10-08	7420	5845	24-10-08	PENDING	PENDING				$1,105,980
CALANDRIA 2C 1 AL 60	300	20-10-08	7422	5846	24-10-08	PENDING	PENDING				$1,105,980
TIN 85A 1 AL 40	200	20-10-08	7424	5847	24-10-08	PENDING	PENDING				$737,320
TIN 109A 1 AL 20	100	20-10-08	7426	5848	24-10-08	PENDING	PENDING				$368,660
TIN 41C-1 1 AL 20	100	21-10-08	7560	5968	03-11-08	PENDING	PENDING				$368,660
TIN 90C 1 AL 20	100	21-10-08	7562v	5969	03-11-08	PENDING	PENDING				$368,660
TIN 96C 1 AL 20	100	21-10-08	7564v	5970	03-11-08	PENDING	PENDING				$368,660
MINERVA TRES 1 AL 40	200	23-10-08	7566V	5971	03-11-08	PENDING	PENDING				$737,320

Appendix